Exhibit 99.2

FORTUNA SILVER MINES INC.

MANAGEMENT INFORMATION CIRCULAR

AND NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

JUNE 22, 2023

Focused on Growth. Driven by Value.

May 8, 2023

Fellow Shareholders:

On behalf of the Board of Directors and management of Fortuna Silver Mines Inc., I write in connection with the 2023 annual general meeting of shareholders. The meeting will be held in the Cheakamus Room, Fairmont Waterfront Hotel, 900 Canada Place, Vancouver, BC on Thursday, June 22, 2023 at 10:00 a.m. (Vancouver time).

The accompanying Management Information Circular contains important information regarding recording your votes, the directors nominated for election, our corporate governance practices, and how we compensate our executives and directors.

We encourage you to exercise your vote, either in person at the meeting, or by providing your proxy vote, either in paper form, by telephone or online.

We look forward to seeing you at the meeting.

Sincerely,

Jorge Ganoza Durant

President and Chief Executive Officer

Management Information Circular

NOTIFICATION OF NOTICE AND ACCESS TO SHAREHOLDERS

AND

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders of Fortuna Silver Mines Inc. (the “Company”) will be held in the Cheakamus Room, Fairmont Waterfront Hotel, 900 Canada Place, Vancouver, British Columbia on Thursday, June 22, 2023 at the hour of 10:00 a.m. (local time), where shareholders will be asked:

(a)	To receive the financial statements of the Company for the fiscal year ended December 31, 2022, together with the report of the auditors thereon;

(b)	To appoint auditors and to authorize the directors of the Company (the “Directors”) to fix their remuneration (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Appointment and Remuneration of Auditors” in the Circular, as defined below);

(c)	To determine the number of Directors at eight (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Election of Directors” in the Circular);

(d)	To elect Directors (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Election of Directors” in the Circular); and

(e)	To consider, and if thought fit, pass an ordinary resolution to approve the renewal of the Company’s share unit plan (the “Share Unit Plan”) and to approve the unallocated entitlements under the Share Unit Plan (for further information, please see the section entitled “Particulars of Other Matters to be Acted Upon – Approval of the Company’s Share Unit Plan” in the Circular).

Shareholders are also hereby notified that the Company is using the notice-and-access provisions (“Notice-and-Access”) contained in National Instrument 54-101 for the delivery to its shareholders of the proxy materials for the Meeting (the “Meeting Materials”), which include the Management Information Circular for the Meeting (the “Circular”). Under Notice- and-Access, instead of receiving paper copies of the Meeting Materials, shareholders receive this notice to advise them how to either obtain the Meeting Materials electronically or request a paper copy of the Meeting Materials.

Those shareholders with existing instructions on their account to receive paper materials will receive paper copies of the Meeting Materials with this Notice.

Accessing Meeting Materials Online

The Meeting Materials are available on the Company’s SEDAR profile located at www.sedar.com and are also available on the Company’s website at: https://fortunasilver.com/investors/shareholder-meeting-materials/. The Meeting Materials will remain on the Company’s website for one year following the date of this notice. Shareholders are reminded to access and review all of the information contained in the Circular and other Meeting Materials before voting.

Requesting Printed Meeting Materials

Registered shareholders may request a paper copy of the Meeting Materials by telephone at any time prior to the Meeting by calling toll-free at 1-866-962-0498 (or, for holders outside of North America, 1-514-982-8716) and entering the control number located on the proxy and following the instructions provided. A paper copy will be sent to you within three business days of receiving your request. To receive the Meeting Materials prior to the proxy cut-off for the Meeting, you should make your request by Thursday, June 8, 2023.

Management Information Circular	Page | i

Beneficial shareholders may request a paper copy by going on-line at www.proxyvote.com or by calling toll-free at 1-877- 907-7643 and entering the control number located on the voting instruction form and following the instructions provided. If you do not have a control number, please call toll-free at 1-855-887-2243. A paper copy will be sent to you within three business days of receiving your request. To receive the Meeting Materials prior to the proxy cut-off for the Meeting, you should make your request by Thursday, June 8, 2023.

For paper copy requests made on or after the date of the Meeting, all shareholders may call toll-free at 1-877-907-7643 (if you have a control number) or 1-855-887-2243 (if you do not have a control number) and a paper copy will be sent to you within 10 calendar days of receiving your request.

Shareholders may obtain a printed copy of the Meeting Materials at no cost until the date that is one year following the date of this notice by calling Broadridge toll free at 1-877-907-7643.

Voting of Proxies

Registered Shareholders

Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. Such proxy will not be valid unless a completed, dated and signed form of proxy is received by Computershare Trust Company, 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or, at the discretion of the Chairman, is delivered to the Chairman of the Meeting prior to commencement of the Meeting or any adjournment thereof.

Non-Registered Shareholders

Shareholders who hold common shares of the Company beneficially (“Non-Registered Holders”), but registered in the name of intermediaries, such as brokers, investment firms, clearing houses and similar entities (“Intermediaries”) may receive certain other materials from their Intermediary, such as a voting instruction form to vote their shares. If you are a Non- Registered Holder of the Company and receive these materials through your broker or through another Intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other Intermediary.

Voting Methods
	Internet	Telephone or Fax	Mail
Registered Shareholders Shares are held in own name and represented by a physical certificate or DRS Advice	Vote online at www.investorvote.com	Telephone: 1-866-732-8683 Fax: 1-866-249-7775	Return the form of proxy in the enclosed envelope.
Beneficial Shareholders Shares held with a broker, bank or other Intermediary.	Vote online at www.proxyvote.com	Call or fax to the number(s) listed on your voting instruction form.	Return the voting instruction form in the enclosed envelope.

Questions

If you have any questions about Notice-and-Access and the information contained in this notice, you may obtain further information by calling Broadridge toll free at 1-855-887-2244.

DATED the 8th day of May, 2023.	BY ORDER OF THE BOARD

Jorge Ganoza Durant,
President and Chief Executive Officer

Management Information Circular	Page | ii

MANAGEMENT INFORMATION CIRCULAR

PROXIES	1
Notice-and-Access Process	1
Solicitation and Deposit of Proxies	1
Non-Registered Holders	2
Voting of Proxies	2
Revocation of Proxies	3
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	3
PARTICULARS OF MATTERS TO BE ACTED UPON	3
Appointment and Remuneration of Auditors	3
Election of Directors	4
Renewal of the Company’s Share Unit Plan	9
OTHER INFORMATION	10
Audit Committee Disclosure	10
Renewal of Normal Course Issuer Bid	10
Summary of Incentive Plans	11
Interest of Certain Persons in Matters To Be Acted Upon	11
Interest of Informed Persons in Material Transactions	11
Additional Information	12

Schedule “A”	Share Unit Plan
Schedule “B”	Statement of Executive Compensation
Schedule “C”	Corporate Governance

Management Information Circular

MANAGEMENT INFORMATION CIRCULAR

As at May 8, 2023

(Monetary amounts expressed in US dollars, unless otherwise indicated)

This Management Information Circular (“Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Fortuna Silver Mines Inc. (the “Company” or “Fortuna”) for use at the Annual General Meeting of the holders of common shares (“Common Shares”) of the Company to be held on Thursday, June 22, 2023 (the “Meeting”) and any adjournment thereof, at the time and place and for the purposes set forth in the notice of the Meeting (the “Notice of the Meeting”).

In this Circular, references to “Non-Registered Holders” means shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Non-Registered Holders.

PROXIES

Notice-and-Access Process

The Company has elected to use the notice-and-access provisions (“Notice-and-Access”) of National Instrument 54-101 for distribution of this Circular, form of proxy (“Proxy”) and other meeting materials (the “Meeting Materials”) to registered shareholders and Non-Registered Holders of the Company.

Under Notice-and-Access, rather than the Company mailing paper copies of the Meeting Materials to shareholders, the Meeting Materials can be accessed online on the Company’s SEDAR profile at www.sedar.com or on the Company’s website at: https://fortunasilver.com/investors/shareholder-meeting-materials/. The Company has adopted this alternative means of delivery for the Meeting Materials in order to reduce paper use and the printing and mailing costs.

Shareholders will receive a “notice package” (the “Notice-and-Access Notification”) by prepaid mail, with details regarding the Meeting date, location and purpose, and information on how to access the Meeting Materials online or request a paper copy.

Shareholders will not receive a paper copy of the Meeting Materials unless they contact Broadridge at the applicable toll free number as set out in the Notice of the Meeting. Provided the request is made prior to the Meeting, Broadridge will mail the requested materials within three business days. Requests for paper copies of the Meeting Materials should be made by June 8, 2023 in order to receive the Meeting Materials in time to vote before the Meeting.

Shareholders with questions about Notice-and-Access may contact Broadridge toll-free at 1-855-887-2244.

Solicitation and Deposit of Proxies

While it is expected that the solicitation will be primarily by Notice-and-Access and mail, Proxies may be solicited personally or by telephone by the directors and regular employees of the Company. All costs of solicitation will be borne by the Company. We have arranged for Intermediaries to forward the Notice-and-Access Notification to Non-Registered Holders of Common Shares held as of record by those Intermediaries and we may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

The individuals named in the Proxy are directors of the Company, senior management and the Corporate Secretary of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the Proxy and striking out the two printed names or by completing another form of proxy. The Proxy will not be valid unless the completed, dated and signed form of proxy is received by Computershare Trust Company, 100 University Avenue, 8th Floor, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or, at the discretion of the Chairman, is delivered to the Chairman of the Meeting prior to commencement of the Meeting or any adjournment thereof.

Management Information Circular	Page | 1

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a Non-Registered Holder are registered either:

(a)	in the name of an Intermediary that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency, such as The Canadian Depository for Securities Limited (CDS), of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders – those who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company, referred to as “Non-Objecting Beneficial Owners”, and those who have objected to their Intermediary disclosing ownership information about themselves to the Company, referred to as “Objecting Beneficial Owners” (“OBOs”).

In accordance with the requirements of NI 54-101, the Company will distribute the Notice-and-Access Notification to Intermediaries and clearing agencies for onward distribution to all Non-Registered Holders. Intermediaries are required to forward the Notice-and-Access Notification to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive Meeting Materials. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. The Company intends to pay for the delivery to OBOs, by Intermediaries, of any proxy-related materials and Form 54-101F7 – Request for Voting Instructions made by Intermediary for the Meeting.

Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Trust Company as described under “Solicitation and Deposit of Proxies” above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the Proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Voting of Proxies

Common Shares represented by any properly executed Proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions given by the shareholder. In the absence of such direction, such Common Shares will be voted in favour of the matters set forth herein.

The Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of the Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the Proxy to vote in accordance with their best judgment on such matters or business. As at the date hereof, the management of the Company knows of no such amendment, variation or other matter that may come before the Meeting.

Management Information Circular	Page | 2

Revocation of Proxies

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 200 Burrard Street, Suite 650, Vancouver, British Columbia, V6C 3L6, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the record date of May 8, 2023 (the “Record Date”), the Company had issued and outstanding 290,882,649 fully paid and non-assessable Common Shares, each share carrying the right to one vote. The Company has no other classes of voting securities.

Holders of Common Shares as at the Record Date who either personally attend the Meeting or who have completed and delivered a Proxy or VIF in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

To the knowledge of the directors and officers of the Company, as at the Record Date, no person or company directly or indirectly beneficially owns or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company, other than:

Name	No. of Common Shares	% of Outstanding Common Shares
Van Eck Associates Corporation	30,690,608	10.55%

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of directors of the Company (the “Board”), the only matters to be brought before the Meeting are those matters set forth in the Notice of the Meeting, as more particularly described as follows:

Appointment and Remuneration of Auditors

Effective July 13, 2017, KPMG LLP, Chartered Professional Accountants, were appointed as auditors of the Company. The management of the Company will recommend to the Meeting to appoint KPMG LLP as auditors of the Company for the ensuing year, and to authorize the directors to fix their remuneration.

Recommendation: Management of the Company recommends that Shareholders VOTE FOR the appointment of KPMG LLP as Fortuna's auditors and authorizing the directors to fix their remuneration.

Proxies: Unless otherwise instructed, Proxies in favour of the management designees will VOTE FOR the appointment of KPMG LLP as Fortuna's auditors and authorizing the directors to fix their remuneration.

Management Information Circular	Page | 3

Election of Directors

The Board presently consists of eight directors. Shareholders will be asked at the Meeting to determine the number of directors at eight, and to elect eight directors. The term of office for all the current directors will expire on the date of the Meeting. The persons named below (the “Director Nominees”) will be presented for election at the Meeting as management’s nominees and the persons named in the Proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

Recommendation: Management of the Company recommends that Shareholders VOTE FOR the election of each of the Director Nominees.

Proxies: Unless otherwise instructed, Proxies in favour of the management designees will VOTE FOR the ordinary resolution for the election of the eight Director Nominees

Information regarding the Director Nominees is set out below:

JORGE GANOZA DURANT - Director, President and Chief Executive Officer

Jorge Ganoza Durant is a geological engineer with over 25 years of experience in mineral exploration, mining and business development throughout Latin America. He is a graduate from the New Mexico Institute of Mining and Technology. He is a fourth generation miner from a Peruvian family that has owned and operated underground gold, silver and polymetallic mines in Peru and Panama. Before co- founding Fortuna in 2004, Jorge was involved in business development at senior levels for several private and public Canadian junior mining companies working in Central and South America.

Residence: Age:	Lima, Peru 53	Principal Occupation: President and CEO of the Company

Areas of Expertise:

Strategy and Leadership

Operations and Exploration

Risk Management

Corporate Governance

Metals and Mining

Safety, Sustainability and ESG

Finance

Human Capital Management

Financial Literacy

International Business

Independent:	No	Equity Ownership:
Director since:	December 2, 2004		Number	Value *
2022 vote results:	99.26% in favour	Common Shares	2,377,418	$9,248,156
		RSUs (cash-settled)	494,359	$1,923,057
		PSUs (share-settled)	694,365	$2,701,080
			3,566,142	$13,872,292
2022 Meeting Attendance:		Mr. Ganoza meets the Company’s minimum equity ownership requirements.
Board:	7 of 7
Overall:	100%				Spanish Language
Other Public Boards: Nil		* Based on $3.89 per share, being the closing price of the Common Shares on the NYSE as at May 8, 2023			Diverse Perspectives

Management Information Circular	Page | 4

DAVID LAING - Director; Chair of the Board; Chair of Sustainability Committee; Member of Compensation Committee.

David Laing is a mining engineer with over 35 years of experience in the industry. He was the COO of Equinox Gold Corp. and predecessors from August 2016 to November 2018, and was the COO of Luna Gold from August 2016 to March 2017 when it merged with JDL Gold i to form Trek Mining. Before joining Luna Gold, David was the COO of True Gold, which developed the Karma gold mine in Burkina Faso and was acquired by Endeavour Mining in April 2016. Prior to joining True Gold, David was COO and EVP of Quintana Resources Capital, a base metals streaming company. David was also one of the original executives of Endeavour Mining, a gold producer in West Africa. Prior to these roles, David held senior positions in mining investment banking at Standard Bank in New York, technical consulting at MRDI in California, the Refugio project at Bema Gold Corp., and various roles at Billiton with operations in Peru, South Africa, and northern Chile.

Residence: Age:	BC, Canada 67	Principal Occupation: Mining Engineer; Independent Mining Consultant

Areas of Expertise:

Strategy and Leadership

Operations and Exploration

Risk Management

Corporate Governance

Metals and Mining

Safety, Sustainability and ESG

Finance

Human Capital Management

Financial Literacy

Independent:	Yes	Equity Ownership:
Director since:	September 26, 2016		Number	Value *
2022 vote results:	76.42% in favour	Common Shares	74,150	$288,444
		DSUs (cash-settled)	145,801	$567,166
			219,951	$855,609
2022 Meeting Attendance:		Mr. Laing meets the Company’s minimum equity ownership requirements. * Based on $3.89 per share, being the closing price of the Common Shares on the NYSE as at May 8, 2023
Board:	7 of 7
Committees:	8 of 8				International Business
Independent Directors:	7 of 7				Spanish Language
Overall:	100%				Diverse Perspectives

Other Public Boards: Arizona Sonoran Copper Company Inc. (TSX); Blackrock Silver Corp. (TSX Venture Exchange; FSE; OTC); Northern Dynasty Minerals Ltd. (TSX; NYSE American)

MARIO SZOTLENDER - Director and Member of Sustainability Committee

Mario Szotlender is a co-founder of Fortuna Silver Mines Inc. He holds a degree in international relations and is fluent in several languages. He has successfully directed Latin American affairs for numerous private and public companies over the past 20 years, specializing in developing new business opportunities and establishing relations within the investment community. He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980s. He was President of Mena Resources Inc. until it was purchased by Rusoro Mining Ltd., of which he was also President.

Residence: Age:	Caracas, Venezuela 61	Principal Occupation: Independent Consultant and Director of public resource companies

Areas of Expertise:

Strategy and Leadership

Operations and Exploration

Risk Management

Corporate Governance

Metals and Mining

Safety, Sustainability and ESG

Finance

Human Capital Management

Financial Literacy

Independent:	No	Equity Ownership:
Director since:	June 16, 2008		Number	Value *
2022 vote results:	98.97% in favour	Common Shares	171,700	$667,913
		DSUs (cash-settled)	306,105	$1,190,748
			477,805	$1,858,661
2022 Meeting Attendance:		Mr. Szotlender meets the Company’s minimum equity ownership requirements. * Based on $3.89 per share, being the closing price of the Common Shares on the NYSE as at May 8, 2023
Board:	7 of 7
Committees:	5 of 5				International Business
Overall:	100%				Spanish Language
					Diverse Perspectives
Other Public Boards: Atico Mining Corp. (TSX Venture Exchange); Endeavour Silver Corp. (TSX and NYSE); Radius Gold Inc. (TSX Venture Exchange)

Management Information Circular	Page | 5

DAVID FARRELL - Director; Chair of CG&N and Compensation Committees; Member of Audit Committee

David Farrell is a Corporate Director, with over 25 years of corporate and mining experience, and has negotiated, structured and closed more than $25 billion worth of M&A and structured financing transactions for natural resource companies. Previously, he was President of Davisa Consulting, a private consulting firm working with global mining companies. Prior to founding Davisa, he was Managing Director of Mergers & Acquisitions at Endeavour Financial, working in Vancouver and London. Prior to Endeavour Financial, David was a lawyer at Stikeman Elliott, working in Vancouver, Budapest and London. Mr. Farrell graduated from the University of British Columbia with a B.Comm. (Honours, Finance) and an LL.B. and has earned his ICD.D designation from the UofT Rotman School of Management and the Institute of Corporate Directors.

Residence: Age:	BC, Canada 54	Principal Occupation: Corporate Director; President of Davisa Consulting (private consulting)			Areas of Expertise: Strategy and Leadership Risk Management Corporate Governance Metals and Mining Finance Human Capital Management Financial Literacy International Business

Independent:	Yes	Equity Ownership:
Director since:	July 15, 2013		Number	Value *
2022 vote results:	82.87% in favour	Common Shares	15,000	$58,350
		DSUs (cash-settled):	289,514	$1,126,209

			304,514	$1,184,559
2022 Meeting Attendance:		Mr. Farrell meets the Company’s minimum equity ownership requirements. * Based on $3.89 per share, being the closing price of the Common Shares on the NYSE as at May 8, 2023
Board: Committees:	7 of 7 11 of 11
Independent Directors: Overall:	7 of 7 100%
Other Public Boards: Hillcrest Energy Technologies Ltd. (CSE); Luminex Resources Corp. (TSX Venture Exchange)

ALFREDO SILLAU - Director; Member of Audit, Compensation and CG&N Committees

Alfredo Sillau is a graduate of Harvard Business School and is Managing Partner and Director of Faro Capital, an investment management firm that manages private equity and real estate funds. Previously, Alfredo headed the business development in Peru for Compass Group, a regional investment management firm, until late 2011. As CEO of Compass, Alfredo actively took part in the structuring, promoting and management of investment funds with approximately $500 million in assets under management.

Residence: Age:	Lima, Peru 56	Principal Occupation: Managing Partner and Director of Faro Capital (investment management)

Areas of Expertise:

Strategy and Leadership

Risk Management

Corporate Governance

Metals and Mining

Finance

Human Capital Management

Financial Literacy

International Business

Spanish Language

Diverse Perspectives

Independent:	Yes	Equity Ownership:
Director since:	November 29, 2016		Number	Value *
2022 vote results:	85.32% in favour	Common Shares	36,502	$141,993
		DSUs (cash-settled):	114,750	$446,378

			151,252	$588,370
2021 Meeting Attendance:		Mr. Sillau meets the Company’s minimum equity ownership requirements. * Based on $3.89 per share, being the closing price of the Common Shares on the NYSE as at May 8, 2023
Board: Committees:	7 of 7 11 of 11
Independent Directors: Overall:	7 of 7 100%
Other Public Boards: Nil

Management Information Circular	Page | 6

KYLIE DICKSON - Director; Chair of Audit Committee; Member of CG&N Committee

Kylie Dickson is a Canadian CPA, CA with more than 14 years’ experience working with publicly traded resource companies. She received her Bachelor of Business Administration degree in Accounting from Simon Fraser University. Until March 2020, she was Vice-President, Business Development of Equinox Gold Corp. and previously held the position of Chief Financial Officer of several mineral exploration and mining companies. Prior to her work with public companies, Ms. Dickson was an audit manager in the mining group of a major audit firm.

Residence: Age:	BC, Canada 43	Principal Occupation: Corporate Director of public resource companies

Areas of Expertise:

Strategy and Leadership

Operations and Exploration

Risk Management

Corporate Governance

Metals and Mining

Finance

Human Capital Management

Financial Literacy

International Business

Diverse Perspectives

Independent:	Yes	Equity Ownership:
Director since:	August 16, 2017		Number	Value *
2022 vote results:	97.62% in favour	Common Shares	3,500	$13,615
		DSUs (cash-settled):	116,206	$452,041

			119,706	$465,656
2022 Meeting Attendance:		Ms. Dickson meets the Company’s minimum equity ownership requirements. * Based on $3.89 per share, being the closing price of the Common Shares on the NYSE as at May 8, 2023
Board: Committees:	7 of 7 8 of 8
Independent Directors: Overall:	7 of 7 100%
Other Public Boards: Hillcrest Energy Technologies Ltd. (CSE); Star Royalties Inc. (TSX Venture Exchange)

KATE HARCOURT - Director; Member of Sustainability Committee

Kate Harcourt is a sustainability professional with over 30 years of experience, principally in the mining industry. She has worked with a number of mining companies and as a consultant for International Finance Corp. She received a BSc Hons, Environmental Science, from Sheffield University and a MSc Environmental Technology, from Imperial College, London, and is a Chartered Environmentalist (CEnv) and a Member of the Institution of Environmental Scientists.

Residence: Age:	Wales, UK 59	Principal Occupation: Independent Environmental and Social Advisor

Areas of Expertise:

Strategy and Leadership

Risk Management

Corporate Governance

Metals and Mining

Safety, Sustainability and ESG

Finance

Human Capital Management

Financial Literacy

International Business

Diverse Perspectives

Independent:	Yes	Equity Ownership:
Director since:	July 2, 2021		Number	Value *
2022 vote results:	99.06%	Common Shares	Nil	$Nil
		DSUs (cash-settled):	44,998	$175,042

			44,998	$175,042
2021 Meeting Attendance:		* The deadline for Ms. Harcourt to meet the Company’s minimum equity ownership requirements is July 2, 2026.
Board: Committees:	7 of 7 5 of 5
Independent Directors: Overall:	7 of 7 100%
Other Public Boards: Condor Gold plc (TSX; AIM-LSE); Orezone Gold Corporation (TSX); Atalaya Mining plc (AIM-LSE)

Management Information Circular	Page | 7

SALMA SEETAROO - Director

Salma Seetaroo is the co-founder and chief executive officer of Cashew Coast, an integrated cashew business located in Côte d’Ivoire, with two processing factories employing over 1,000 people, primarily women, and supporting 5,000 farmers. Salma has spent over 16 years working in debt, equity and special situations investments in Africa as an investment banker. She is a member of the Global Advisory Board of the Bayes Business School, City University London, UK where she earned an Executive MBA. Salma started her career as a City solicitor with a global law firm, Norton Rose Fulbright in London.

Residence: Age:	Abidjan, Côte d’Ivoire 45	Principal Occupation: Chief Executive Officer, Cashew Coast

Areas of Expertise:

Strategy and Leadership

Risk Management

Corporate Governance

Metals and Mining

Safety, Sustainability and ESG

Finance

Human Capital Management

Financial Literacy

International Business

French Language

Diverse Perspectives

Independent:	Yes	Equity Ownership:
Director since:	June 27,2022		Number	Value *
2022 vote results:	N/A	Common Shares:	Nil	$Nil
		DSUs (cash-settled):	31,126	$121,080
			31,126	$121,080

2022 Meeting Attendance:		* The deadline for Ms. Seetaroo to meet the Company’s minimum equity ownership requirements is June 27, 2027.
Board: Independent Directors:	4 of 4 4 of 4
Overall:	100%
Other Public Boards:	GoviEx Uranum Inc. (TSX Venture Exchange)

Due to a review by the United States Securities and Exchange Commission (the “SEC”) of the Company’s use of inferred resources for the calculation of depletion expense in its audited financial statements contained in the Annual Report on Form 40-F for the year ended December 31, 2015, the Company was delayed in filing its annual audited financial statements and related MD&A for the years ended December 31, 2016 and 2015, and its annual information form for the year ended December 31, 2016 (collectively, the “Annual Financial Documents”). In connection with the delayed filing of the Annual Financial Documents, the Company applied for and received on April 3, 2017 a management cease trade order (“MCTO”) from the British Columbia Securities Commission and other Canadian provincial securities regulatory authorities. The MCTO prohibited certain executive officers of the Company from trading in securities of the Company until the Company completed the required filing of the Annual Financial Documents and is current on all filing obligations.

On May 1, 2017, the Company reported that the SEC had verbally communicated it will accept the Company’s use of inferred resources for the calculation of depletion expense, provided that the Company includes additional disclosure regarding these calculations. Accordingly, the Company proceeded to finalize the Annual Financial Documents and filed them on May 15, 2017. The SEC formally concluded its review on May 17, 2017.

Due to the delay in finalizing the Annual Financial Documents, the Company was delayed in filing its interim financial statements and related MD&A for the three months ended March 31, 2017 and 2016 (together, the “Interim Financial Documents”). The Company filed the Interim Financial Documents on May 24, 2017, and the MCTO was revoked by the British Columbia Securities Commission on May 25, 2017.

On June 22, 2020, the Autorité des marches financiers and the Ontario Securities Commission each issued a cease-trade order against Algold Resources Inc. (“Algold”) for having failed to file its annual statements for the fiscal year ended December 31, 2019. The cease trade order came into effect automatically in every jurisdiction in Canada that the company was reporting pursuant to automatic reciprocity legislation. In addition, Algold filed under the Bankruptcy and Insolvency Act in February 2021. A proposal made in the context of a notice of intention was approved by the creditors and homologated by the court on March 26, 2021. Under such proposal, Algold became a wholly-owned subsidiary of Aya Gold & Silver Inc. and ceased to be a reporting issuer, effective as of June 11, 2021. Ms. Seetaroo was a director of Algold at the time the cease trade order was issued, and at the time of the bankruptcy filing.

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Advance Notice Policy

Pursuant to the Advance Notice Policy of the Company which was ratified by the shareholders in 2018, any additional director nominations by a shareholder of the Company must be received by the Company by May 23, 2023 and must be in compliance with the Advance Notice Policy. The Company will provide details of any such additional director nominations through a public announcement.

A copy of the Advance Notice Policy is available for viewing on the Company’s website and on SEDAR at www.sedar.com.

Majority Voting Policy

The Board has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if a nominee receives a greater number of votes withheld from his or her election than votes for such election, the director shall immediately tender his or her resignation to the Chairman of the Board. The Corporate Governance and Nominating Committee will consider the resignation and recommend to the Board whether or not to accept it. Any director who tenders his or her resignation may not participate in the deliberations of either the Committee or the Board. In its deliberations, the Committee will consider the following: the effect such resignation may have on the Company’s ability to comply with any applicable corporate or securities laws or any applicable governance rules and policies; whether such resignation would result in a violation of a contractual provision by the Company; the stated reasons, if any, why certain shareholders cast “withheld” votes for the director, the qualifications of the director, whether the director’s resignation from the Board would be in the best interests of the Company; whether the director is a key member of an established, active special committee which has a defined term or mandate (such as a strategic review) and accepting the resignation of such director would jeopardize the achievement of the special committee’s mandate; and any other exceptional factors that the Committee considers relevant.

The Board will review the recommendation of the Corporate Governance and Nominating Committee and determine whether to accept or reject the resignation. Within 90 days after the applicable shareholder meeting, the Company will file its decision with the Toronto Stock Exchange (“TSX”) and issue a news release disclosing the Board’s decision (and, if applicable, the reasons for rejecting the resignation). If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may proceed to either fill the vacancy through the appointment of a new director, or not to fill the vacancy and instead decrease the size of the Board.

A copy of the Majority Voting Policy is available for viewing on the Company’s website.

Renewal of the Company’s Share Unit Plan

At the Meeting, Shareholders will be asked to vote on an ordinary resolution to approve the renewal of the Company’s amended and restated share unit plan dated April 20, 2020 (the “Share Unit Plan”), pursuant to which the maximum number of shares that may be reserved under the plan is 2.25% of the issued Common Shares from time to time, and to approve the unallocated awards under the Share Unit Plan.

The purposes of the Share Unit Plan are to promote a greater alignment of interests between officers and employees of the Company and the shareholders of the Company, to associate a portion of officer and employee compensation with the returns achieved by shareholders of the Company over the medium term, and to attract and retain officers and employees with the knowledge, experience and expertise required by the Company. The Board may award such number of RSUs or PSUs to an eligible officer or employee to provide appropriate equity-based compensation for the services that he or she renders to the Company.

The Share Unit Plan provides for awards of PSUs and RSUs. Please see Schedule “B” Statement of Executive Compensation pages B-18 to B-21 which set out the history and a summary (the “Summary”) of the Share Unit Plan. All defined terms not otherwise defined in this section shall have the meanings ascribed to them in the Summary. The Summary is qualified in its entirety by reference to the full text of the Share Unit Plan which is appended as Schedule “A” to this Circular.

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Unallocated Entitlements

Pursuant to the rules and policies of the TSX, unallocated options, rights or other entitlements under an issuer’s security- based compensation arrangement that does not have a fixed maximum number of securities issuable (such as the Share Unit Plan) must be approved by a majority of the issuer’s directors and by the issuer’s shareholders every three years.

Pursuant to the Share Unit Plan, the aggregate number of Common Shares reserved for issuance upon the pay out of all Share Units granted thereunder may not exceed 2.25% of the issued and outstanding Common Shares from time to time. The maximum number of common shares issuable pursuant to the Share Units granted under the Share Unit Plan, together with all of the Company’s other share compensation arrangements, in aggregate shall not exceed 10% of the Common Shares issued and outstanding at the time of the grant. The number of unallocated entitlements is calculated by subtracting (i) the number of Common Shares issuable pursuant to outstanding share units under the Share Unit Plan from (ii) the number calculated as 2.25% of the issued and outstanding Common Shares at the time.

As at the date of this Circular, the Company had 290,882,649 Common Shares issued and outstanding and 1,896,991 Common Shares issuable under existing share unit grants representing 0.652% of the issued and outstanding Common Shares. If the Share Unit Plan is adopted, ratified and confirmed by the Shareholders and approved by the TSX, there is the potential for unallocated entitlements to a maximum of 4,647,869 Common Shares under the Share Unit Plan. The TSX has conditionally accepted the renewal of the Share Unit Plan and unallocated share unit entitlements thereunder.

If the shareholders approve the unallocated entitlements at the Meeting, the Company will next be required to seek similar approval from the shareholders no later than June 22, 2026. If the Share Unit Plan is not approved by the shareholders at the Meeting, or by the TSX, then after June 18, 2023, being the three-year expiry of the previous shareholder approval of the Company’s share unit plan, the Company may not grant share-settled Share Units under the Share Unit Plan, but will be permitted to issue Common Shares in satisfaction of the vesting of the outstanding Share Units for which Common Shares have been allocated and reserved prior to June 18, 2023. Further, if the Share Unit Plan is not approved by the shareholders at the Meeting, then after June 18, 2023 the Company will still be permitted to grant cash-settled Share Units and settle such Share Units in cash.

Unless otherwise directed, the management proxy nominees named in the accompanying form of proxy intend to vote the Common Shares represented thereby in respect of the Meeting “for” the approval of the Share Unit Plan and the approval of the unallocated entitlements.

To be effective, the following resolution to approve the Share Unit Plan and the approval of the unallocated entitlements (the “Share Unit Plan Resolution”) must be authorized and approved by a simple majority of the votes cast by holders of Common Shares present in person or represented by proxy and entitled to vote at the Meeting:

“Resolved that:

i.	the Company’s share unit plan as amended and restated as of April 20, 2020 (the “Share Unit Plan”), as more particularly described in the Management Information Circular dated May 8, 2023, be and is hereby ratified and confirmed as the share unit plan of the Company;

ii.	the unallocated restricted share units and performance share units under the Share Unit Plan, as amended from time to time, be and are hereby approved and authorized, and the Company will have the ability to continue granting restricted share units and performance share units thereunder until June 22, 2026; and

iii.	any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in the name of and on behalf of the Company whether under its corporate seal or not, all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this ordinary resolution.”

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Recommendation: The Board has determined that the Share Unit Plan is in the best interests of the Shareholders and unanimously recommends that Shareholders VOTE FOR the Share Unit Plan Resolution.

Proxies: Unless otherwise instructed, Proxies in favour of the management designees will VOTE FOR the Share Unit Plan Resolution.

Executive Compensation & Corporate Governance

See Schedule “B” to this Circular for information regarding the Company's compensation strategy, its executive compensation philosophy and the objectives of the Company’s compensation structures. For additional information on the Director Nominees and the Company’s corporate governance practices, see Schedule “C” to this Circular.

OTHER INFORMATION

Audit Committee Disclosure

Pursuant to the provisions of National Instrument 52-110 – Audit Committees, the Company’s Annual Information Form dated March 28, 2023 (the “AIF”) includes under the heading “Audit Committee” a description of the Company’s Audit Committee and related matters. A copy of the Audit Committee charter setting out the Committee’s mandate and responsibilities is attached as a schedule to the AIF. The AIF is available for viewing at www.sedar.com.

Renewal of Normal Course Issuer Bid

In April 2023, the Board approved the renewal of a share repurchase program pursuant to a normal course issuer bid (the “NCIB”). On April 28, 2023, the Company announced the acceptance by the TSX of the Company’s NCIB to purchase up to five percent of its outstanding Common Shares. Under the NCIB, purchases of Common Shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems, commencing on May 2, 2023 and expiring on the earlier of May 1, 2024 and the date on which the Company has acquired the maximum number of Common Shares allowable under the NCIB or the date on which the Company otherwise decides not to make any further repurchases under the NCIB. The Company’s securityholders may obtain a copy of the notice of the normal course issuer bid, without charge, by contacting the Corporate Secretary of the Company by email at: info@fortunasilver.com.

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Summary of Incentive Plans

The following table sets out information regarding compensation plans under which equity securities of the Company are authorized for issuance, as at December 31, 2022:

EQUITY COMPENSATION PLAN

Plan Category	(a) No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (CAD$)	(c) No. of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in column (a))
Equity Compensation Plans Approved by Shareholders[1]:
Options	509,468	$6.21	2,441,061
Share Units	1,798,588	$5.89	5,341,839
Equity Compensation Plans Not Approved by Shareholders:
	N/A	N/A	N/A
Total:	2,308,056	N/A	7,782,900

Notes:

1.	In connection with Fortuna’s acquisition of Roxgold Inc. (“Roxgold”) on July 2, 2021 by way of a court-approved plan of arrangement, Fortuna issued certain replacement options (“Legacy Options”) and assumed certain share units (“Legacy Share Units”) which continue to be governed by the terms of the stock option plan of Roxgold dated March 5, 2020 (as amended) and the restricted share unit plan of Roxgold dated December 18, 2012 (as amended). The Company does not intend to make any subsequent grants of securities under the foregoing plans.

As at December 31, 2022, an aggregate of 127,350 Legacy Options (which entitle the holder to purchase up to 127,350 common shares of Fortuna) and 746,723 Legacy Share Units (which entitle the holder on settlement to an aggregate of up to 746,723 common shares of Fortuna or their cash equivalent, at the election of Fortuna) were outstanding. The Legacy Options and Legacy Share Units are not included in the total securities referred to in the Equity Compensation table above.

Interest of Certain Persons in Matters To Be Acted Upon

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as disclosed in this Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s last completed financial year which has materially affected or would materially affect the Company or its subsidiaries.

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Additional Information

Additional information relating to the Company is available for viewing at www.sedar.com. Financial information is provided in the Company’s financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2022, and its annual information form dated March 28, 2023. Copies of these documents may be obtained by contacting the Company, attention Corporate Secretary, at 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6 (Tel: 604-484-4085; Fax: 604-484-4029).

BY ORDER OF THE BOARD

Jorge Ganoza Durant,
President and Chief Executive Officer

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Schedule "A"

Share Unit Plan

FORTUNA SILVER MINES INC.

AMENDED AND RESTATED SHARE UNIT PLAN

April 20, 2020

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ARTICLE 1

INTERPRETATION

1.1	Purpose

The purposes of the Plan are:

(a)	to promote a further alignment of interests between officers and employees and the shareholders of the Corporation;

(b)	to associate a portion of officers’ and employees’ compensation with the returns achieved for shareholders of the Corporation over the medium term; and

(c)	to attract and retain officers and employees with the knowledge, experience and expertise required by the Corporation.

1.2	Definitions

Whenever used in this Plan, the following words and terms have the respective meanings set out below unless the context otherwise requires:

(a)	“Account” has the meaning ascribed thereto in Section 4.3;

(b)	“Affiliate” has the meaning ascribed to that term in the Securities Act (British Columbia);

(c)	“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and the rules of any stock exchange upon which the Shares are listed;

(d)	“Applicable Withholding Taxes” has the meaning ascribed thereto in Section 2.2(b);

(e)	“Beneficiary” means, subject to Applicable Law, an individual who has been designated by an Eligible Participant, in such form and manner as the Board may determine, to receive benefits payable under the Plan upon the death of the Eligible Participant, or, where no such designation is validly in effect at the time of death, or where the designated individual does not survive the Eligible Participant, the Eligible Participant’s legal representative;

(f)	“Board” means the board of directors of the Corporation or, if established and duly authorized to act with respect to this Plan, any committee of the board of directors of the Corporation;

(g)	“Cause” in respect of an Eligible Participant means:

(i)	the Eligible Participant committing theft, embezzlement, fraud, obtaining funds or property under false pretences or similar acts of gross misconduct with respect to the property of the Corporation or its employees or the Corporation’s customers or suppliers;

(ii)	the Eligible Participant entering into a guilty plea or being convicted of any crime involving fraud, misrepresentation, breach of trust or indictable offence or

(iii)	any other act that would constitute just cause according to Applicable Law;

except that if, at the time of such Eligible Participant’s Termination Date, the Eligible Participant is party to an employment, severance, retention or similar contract or agreement with the Corporation or an Affiliate of the Corporation that contains a definition of the term “cause” or a similar term, the term “cause” shall have the meaning, if any, assigned thereto (or to such similar term) in such contract or agreement;

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(h)	“Cease Trade Date” has the meaning ascribed thereto in Section 6.9(e);

(i)	“Change of Control” will mean the occurrence of any of the following events:

(i)	the direct or indirect acquisition or conversion of more than 50% of the issued and outstanding shares of the Corporation by a person or group of persons acting in concert, other than through an employee share purchase plan or employee share ownership plan and other than by persons who are or who are controlled by, the existing shareholders of the Corporation;

(ii)	a change in the composition of the Board which results in the majority of the directors of the Corporation not being individuals nominated by the Corporation’s then incumbent directors, or

(iii)	a merger or amalgamation of the voting shares of the Corporation where the voting shares of the resulting merged or amalgamated company are owned or controlled by shareholders of whom more than 50% are not the same as the shareholders of the Corporation immediately prior to the merger.

Notwithstanding the foregoing, if, at the time of a Change of Control, the Eligible Participant is party to an employment, severance, retention or similar contract or agreement with the Corporation or an Affiliate of the Corporation that contains a definition of the term “Change of Control” or a similar term, the term “Change of Control” shall have the meaning, if any, assigned thereto (or to such similar term) in such contract or agreement;

(j)	“Code” means the United States Internal Revenue Code, as amended from time to time;

(k)	“Corporation” means Fortuna Silver Mines Inc. and includes any successor corporation thereof, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board;

(l)	“Disability” means the Eligible Participant’s physical or mental incapacity that prevents such Eligible Participant from substantially fulfilling his or her duties and responsibilities on behalf of the Corporation or, if applicable, an Affiliate of the Corporation, and in respect of which the Eligible Participant commences receiving, or is eligible to receive, disability benefits under the Corporation’s or an Affiliate’s short-term or long-term disability plan; except that if, at any relevant time, the Eligible Participant is party to an employment, severance, retention or similar contract or agreement with the Corporation or an Affiliate of the Corporation that contains a definition of the term “disability” or a similar term, the term “disability” shall have the meaning, if any, assigned thereto (or to such similar term) in such contract or agreement;

(m)	“Effective Date” has the meaning ascribed thereto in Section 1.4;

(n)	“Eligible Participant” has the meaning ascribed thereto in Section 3.1(a);

(o)	“Expiry Date” means, with respect to a Grant of Share Units, the date specified in a Grant Agreement, if any, as the date on which the Share Unit will be terminated and cancelled or, if later or no such date is specified in the Grant Agreement, December 31 of the third (3rd) calendar year following the end of the year in which the services to which the grant of such Share Unit relates (or where such services straddle two (2) calendar years, the first (1st) calendar year in which the services to which the grant of such Share Units relates) were rendered;

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(p)	“Fair Market Value” means, with respect to any particular date, the average closing price for a Share on the Stock Exchange on the five (5) Trading Days immediately prior to that date or, in the event of a Cease Trade Date, such other value as may be determined pursuant to Section 6.9;

(q)	“Good Reason” means one or more of the following changes in the circumstances of the Eligible Participant’s employment without the Eligible Participant’s express written consent:

(i)	a reduction or diminution in the level of authority, responsibility, title or reporting relationship of the Executive;

(ii)	a reduction in the Eligible Participant’s base salary or percentage of target annual bonus; or

(iii)	a requirement by the Board that the Eligible Participant’s position and office be based and located in another geographic location.

(r)	“Grant” means a grant of Share Units made pursuant to Section 4.1;

(s)	“Grant Agreement” means an agreement between the Corporation and an Eligible Participant under which a Share Unit is granted, as contemplated by Section 4.2, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan;

(t)	“Grant Date” means the effective date of a Grant;

(u)	“Insider” has the meaning provided for purposes of the Stock Exchange relating to Security Based Compensation Arrangements;

(v)	“Payment Date” means, in respect of a Grant of Share Units, the Vesting Date or such other date as may be specified in the applicable Grant Agreement pursuant to Section 4.1(c);

(w)	“Payout” means a payout of Vested Share Units in cash, Shares or a combination of cash and Shares, as determined by the Board, in an amount equal to the Fair Market Value of the Vested Share Unit on the Payment Date;

(x)	“Performance Period” means, with respect to PSUs, the period specified by the Board for achievement of any applicable Performance Conditions as a condition to Vesting;

(y)	“Performance Conditions” means such financial, personal, operational or transaction-based performance criteria as may be determined by the Board in respect of a Grant to any Eligible Participant and set out in a Grant Agreement. Performance Conditions may apply to the Corporation, or a subsidiary or Affiliate of the Corporation, either individually, or in any combination, and may be measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target or milestone, to previous years' results or to a designated comparator group, or otherwise;

(z)	“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, fund, organization or other group of organized persons, government, governmental regulatory authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau, court, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

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(aa)	“Plan” means this Fortuna Silver Mines Inc. Amended and Restated Share Unit Plan including any Grant Agreement and all Schedules hereto, as amended from time to time in accordance with the terms;

(bb)	“PSU” means a right, granted to an Eligible Participant in accordance with Section 4.1, to receive a Payout, that generally becomes Vested, if at all, subject to the attainment of certain Performance Conditions and satisfaction of such other conditions to Vesting, if any, as may be determined by the Board;

(cc)	“RSU” means a right granted to an Eligible Participant in accordance with Section 4.1, to receive a Payout, that generally becomes Vested, if at all, following a period of continuous employment of the Eligible Participant with the Corporation or an Affiliate of the Corporation;

(dd)	“Retirement” means the Eligible Participant’s retirement from the Corporation or an Affiliate, as applicable, following a period of service of at least two years, provided that such retirement is accepted by the Corporation or Affiliate pursuant to a letter from the Corporation or Affiliate granting the Eligible Participant retirement status and confirming the Eligible Participant’s date of retirement;

(ee)	“Security Based Compensation Arrangement” has the meaning defined in the provisions of the TSX Company Manual relating to security based compensation arrangements;

(ff)	“Share” means a common share of the Corporation and such other share as may be substituted for it as a result of amendments to the articles of the Corporation, arrangement, reorganization or otherwise, including any rights that form a part of the common share or substituted share;

(gg)	“Share Unit” means either an RSU or a PSU, as the context requires;

(hh)	“Stock Exchange” means The Toronto Stock Exchange, or if the Shares are not listed on The Toronto Stock Exchange, such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market;

(ii)	“Termination Date” means, in respect of an Eligible Participant, the date that the Eligible Participant ceases to be actively employed by the Corporation or an Affiliate of the Corporation for any reason which, for purposes of the Plan, specifically does not mean the date on which any statutory or common law severance period or any period of reasonable notice that the Corporation or an Affiliate may be required at Applicable Law to provide to the Eligible Participant, would expire. The Board will have sole discretion to determine whether an Eligible Participant has ceased active employment and the effective date on which the Eligible Participant ceased active employment. An Eligible Participant will not be deemed to have ceased to be an employee of the Corporation or an Affiliate in the case of:

(i)	a transfer of his or her employment between the Corporation and an Affiliate of the Corporation or a transfer of employment between Affiliates, as applicable;

(ii)	sick leave; or

(iii)	any other leave of absence approved by the Corporation or an Affiliate of the Corporation, as applicable, in respect of which the Eligible Participant is guaranteed reemployment by contract or statute upon expiration of such leave, except that in the event active employment is not renewed at the end of the leave of absence, the employment relationship shall be deemed to have ceased at the beginning of the leave of absence.

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(jj)	“Time Vesting Criteria” shall mean such time-based criteria as may be determined by the Board in respect of any Eligible Participant or Eligible Participants as may be specified by the Board in its sole discretion;

(kk)	“Trading Day” means any date on which the Stock Exchange is open for the trading of Shares and on which Shares are actually traded;

(ll)	“U.S. Taxpayer” means an Eligible Participant for whom the Share Units or amounts payable or provided under this Plan are subject to United States federal income taxation under the Code. Special rules applicable to U.S. Taxpayers are contained in Schedule “C”, which is attached hereto and incorporated by reference;

(mm)	“Vested Share Units” means Share Units that have Vested in accordance with the terms of this Plan and/or the terms of any applicable Grant Agreement;

(nn)	“Vested” means the applicable Time Vesting Criteria, Performance Conditions and/or any other conditions for settlement (subject to any conditions on such settlement imposed in respect of US Taxpayers under Schedule “C” hereto) in relation to a whole number, or a percentage of the number, of PSUs or RSUs determined by the Board in connection with a Grant of PSUs or Grant of RSUs, as the case may be, (i) have been met; or (ii) have been waived or deemed to be met pursuant to Section 2.1 or 4.1(c), and “Vesting” and “Vest” shall be construed accordingly;

(oo)	“Vesting Date” means the date on which the applicable Time Vesting Criteria, Performance Conditions and/or any other conditions for a Share Unit becoming Vested are met, deemed to have been met, or waived, as contemplated in the definition of “Vested”; and

(pp)	“Vesting Period” means, with respect to a Grant, the period specified by the Board, commencing on the Grant Date and ending on the last Vesting Date for Share Units subject to such Grant which, unless otherwise determined by the Board, shall not be later than December 15 of the third year following the year in which the Eligible Participant performed the services to which the Grant relates.

1.3	Construction and Interpretation

(a)	In this Plan, all references to the masculine include the feminine; references to the singular shall include the plural and vice versa, as the context shall require.

(b)	The headings of all articles, sections and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan. References to “Article”, “Section” or “Paragraph” mean an article, section or paragraph contained in the Plan unless expressly stated otherwise.

(c)	In this Plan, “including” and “includes” mean including or includes, as the case may be, without limitation. The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

(d)	Whenever the Board is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board.

1.4	Effective Date

The Plan shall be effective as of April 20, 2020, (the “Effective Date”). All Share Units granted by the Corporation after the date of this Amended and Restated Share Unit Plan shall be granted upon and subject to the terms and conditions set forth in this Amended and Restated Share Unit Plan. All Share Units granted by the Corporation prior to the date of this Amended and Restated Share Unit Plan shall continue to be governed by the terms and conditions set forth in the version of the Corporation’s share unit plan in effect at the time of the grant of such Share Units. The Board shall review and confirm the terms of the Plan from time to time.

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ARTICLE 2

ADMINISTRATION OF THE PLAN

2.1	Administration of the Plan

(a)	This Plan will be administered by the Board and the Board has the sole and complete authority, in its discretion, to:

(i)	interpret the Plan and prescribe, modify and rescind rules and regulations relating to the Plan;

(ii)	correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent it considers necessary or advisable for the implementation and administration of the Plan;

(iii)	exercise rights reserved to the Corporation under the Plan;

(iv)	determine the terms and conditions of Grants granted to any Eligible Participant, including, without limitation, (A) the type of Share Unit, (B) the number of RSUs or PSUs subject to a Grant, (C) the Vesting Period(s) applicable to a Grant, (D) the conditions to the Vesting of any Share Units granted hereunder, including terms relating to Performance Conditions, Time Vesting Criteria and/or other Vesting conditions, the Performance Period for PSUs and the conditions, if any, upon which Vesting of any Share Unit will be waived or accelerated without any further action by the Board (including, without limitation, the effect of a Change of Control and an Eligible Participant's termination in connection therewith), (E) the circumstances upon which a Share Unit shall be forfeited, cancelled or expire, (F) the consequences of a termination with respect to a Share Unit, and (G) the manner and time of exercise or settlement of Vested Share Units;

(v)	determine whether and the extent to which any Performance Conditions or other criteria applicable to the Vesting of a Share Unit have been satisfied or shall be waived or modified;

(vi)	determine the form of Payout of the Vested Share Units;

(vii)	prescribe forms for notices to be prescribed by the Corporation under the Plan; and

(viii)	make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of the Plan.

The Board’s determinations and actions under this Plan are final, conclusive and binding on the Corporation, the Eligible Participants and all other Persons.

2.2	Taxes and Other Source Deductions

(a)	Except as provided in this Section 2.2, the Corporation and its Affiliates shall not be liable for any tax imposed on any Eligible Participant as a result of amounts paid or credited to such Eligible Participant under the Plan. Eligible Participants are advised to consult with their own tax adviser(s).

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(b)	The Payout of a Share Unit granted under the Plan is subject to the condition that if at any time the Corporation determines, in its discretion, that the satisfaction of withholding tax or other source deductions is necessary or desirable in respect of such Payout, such Payout will not occur unless such withholding has been, or will be, effected to the satisfaction of the Corporation.

If the Corporation is required under the Income Tax Act (Canada) or any other Applicable Law to remit to any governmental authority an amount on account of tax or other amounts it may be required by law to withhold (the “Applicable Withholding Taxes”) in connection with any amount paid or credited hereunder to an Eligible Participant, then the Eligible Participant shall:

(i)	authorize the Corporation and any of its Affiliates, as applicable, to deduct from any amount paid or credited hereunder the Applicable Withholding Taxes, in such manner as it determines in its sole discretion;

(ii)	pay to the Corporation and any of its Affiliates, as applicable, sufficient cash as is determined by the Corporation or its Affiliate, as the case may be, to be the amount necessary to fund the Applicable Withholding Taxes; or

(iii)	make other arrangements acceptable to the Corporation and any of its Affiliates, as applicable, to fund the Applicable Withholding Taxes.

The Corporation shall not be required to issue any Shares under the Plan unless the Eligible Participant has made suitable arrangements with the Corporation and any of its Affiliates, as applicable, to fund any withholding obligation.

Without limiting the generality of the foregoing, the Corporation and any of its Affiliates, as applicable, will have the right to deduct from payments of any kind otherwise due to the Eligible Participant any taxes of any kind required to be withheld by the Corporation or its Affiliate, as the case may be, as a result of the Eligible Participant’s participation under hereunder.

All expenses of administration of the Plan shall be borne by the Corporation as determined by the Board.

2.3	Eligible Participant Information

(a)	Each Eligible Participant shall provide the Corporation with all information (including personal information) the Board requires in order to administer the Plan (the “Eligible Participant Information”).

(b)	The Corporation may from time to time transfer or provide access to Eligible Participant Information to a third party service provider for purposes of the administration of the Plan provided that such service providers will be provided with such information for the sole purpose of providing services to the Corporation in connection with the operation and administration of the Plan. The Corporation may also transfer and provide access to Eligible Participant Information to its Affiliates for purposes of preparing financial statements or other necessary reports and facilitating payment or reimbursement of Plan expenses. By participating in the Plan, each Eligible Participant acknowledges that Eligible Participant Information may be so provided and agrees and consents to its provision on the terms set forth herein.

(c)	The Corporation shall not disclose Eligible Participant Information except (i) as contemplated in Section 2.3(b) above, (ii) in response to regulatory filings or other requirements for the information by a governmental authority or regulatory body, or (iii) for the purpose of complying with a subpoena, warrant or other order by a court, Person or body having jurisdiction over the Corporation to compel production of the information.

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ARTICLE 3

PLAN PARTICIPATION

3.1	Eligibility

(a)	Each employee or officer of the Corporation or an Affiliate of the Corporation who is designated by the Board, in its sole discretion, as eligible for participation in the Plan or whose contract of employment or service with the Corporation or an Affiliate specifies that he or she shall participate in the Plan and who is subsequently designated by the Board, in its sole discretion, as being eligible for participation in the Plan (an “Eligible Participant”) shall commence participation in the Plan upon such designation.

(b)	Notwithstanding any other provision of the Plan, if an Eligible Participant is resident or otherwise subject to taxation in a jurisdiction in which an award of Share Units under the Plan might be considered to be income which is subject to taxation at the time of such award, the Eligible Participant may elect not to participate in the Plan by providing a written notice to the Corporate Secretary of the Corporation.

3.2	Eligible Participant’s Agreement to be Bound

Participation in the Plan by any Eligible Participant shall be construed as acceptance by the Eligible Participant of the terms and conditions of the Plan and all rules and procedures adopted hereunder and as amended from time to time.

3.3	Restrictions on Issuance of Shares

(a)	The number of Shares hereby reserved for issuance to Eligible Participants under this Plan shall not exceed the number which represents 2.25% of the issued and outstanding Shares from time to time. Subject to Applicable Law, the requirements of the Stock Exchange and any shareholder or other approval which may be required, the Board may in its discretion amend the Plan to increase such limit without notice to any Eligible Participants.

(b)	The number of Shares hereby reserved for issuance under this Plan and any other Security Based Compensation Arrangement, in aggregate, shall not exceed 10% of the number of issued and outstanding Shares from time to time.

(c)	The number of Shares hereby reserved for issuance to Insiders, together with any Shares reserved for issuance to Insiders pursuant to any other Security Based Compensation Arrangement, shall not exceed 10% of the total number of issued and outstanding Shares. Within any one year period, the number of Shares issued to Insiders under this Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, shall not exceed 10% of the total number of outstanding Shares.

(d)	The maximum number of Shares issuable to any one Eligible Participant, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 2% of the total number of issued and outstanding Shares.

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ARTICLE 4

GRANT OF SHARE UNITS AND TERMS

4.1	Grant of Share Units and Terms

(a)	The Corporation may grant Share Units to an Eligible Participant in such number and at such times as the Board may in its sole discretion determine, in respect of services rendered or to be rendered by the Eligible Participant in the year awarded.

(b)	Each Share Unit will give the Eligible Participant the right to receive a Payout with respect to each such Share Unit which has become a Vested Share Unit pursuant to the provisions of this Plan and in accordance with the terms of the Grant Agreement relating to such Share Unit.

(c)	Subject to the terms of the Plan, the Board may determine other terms or conditions of any Share Units, and shall specify the material terms thereof in the applicable Grant Agreement. Without limiting the generality of the foregoing, such additional terms and conditions may include terms or conditions relating to:

(i)	the type of Share Units;

(ii)	the number of RSUs or PSUs subject to such grant;

(iii)	any terms and conditions the Board may in its discretion determine with respect to Vesting or the acceleration of Vesting;

(iv)	the form of Payout; and

(v)	the Payment Date;

which shall be set out in the Grant Agreement. The conditions may relate to all or a portion of the Share Units in a Grant and may be graduated such that different percentages of the Share Units in a Grant will become Vested depending on the extent of satisfaction of one or more such conditions. The Board may, in its discretion, subsequent to the Grant Date of a Share Unit, waive any such term or condition or determine that it has been satisfied subject to Applicable Law.

(d)	No certificates shall be issued with respect to Share Units.

4.2	Grant Agreement

(a)	Each Grant of a Share Unit will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith as the Board may, in its sole discretion, deem appropriate.

4.3	Records and Accounts

(a)	The Board shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties, which records shall, absent manifest error, be considered conclusively determinative of all information contained therein.

(b)	The Corporation shall maintain or shall cause an Affiliate of the Corporation to maintain, as applicable, in its books an account for each Eligible Participant (an “Account”) recording at all times the number of Share Units standing to the credit of such Eligible Participant. Share Units that fail to Vest in an Eligible Participant pursuant to Article 6, or that are paid out to the Eligible Participant or his or her Beneficiary, shall be cancelled and shall cease to be recorded in the Eligible Participant’s Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are paid out, as the case may be. For greater certainty, where an Eligible Participant is granted both RSUs and PSUs, such RSUs and PSUs shall be recorded separately in the Eligible Participant’s Account.

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(c)	A written statement confirming the balance in each Eligible Participant’s Account shall be provided by the Corporation to the Eligible Participant at least annually. Statements shall contain such information as the Board may determine from time to time. Such statement shall be deemed to have been accepted by the Eligible Participant as correct unless written notice to the contrary is given to the Corporate Secretary of Corporation within thirty (30) days after such statement is provided to the Eligible Participant. For greater certainty, in the event of any discrepancy between the records of the Corporation and any statement provided to an Eligible Participant pursuant to this Section 4.3(c), the records of the Corporation shall govern and the rights and obligations of the Corporation and the Eligible Participant shall be determined on the basis of such records.

ARTICLE 5

CERTAIN ADJUSTMENTS

5.1	Reorganizations and Reclassifications

In the event of any subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the Shares, or a consolidation, amalgamation, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Corporation or other distribution of the Corporation’s assets to shareholders (other than the payment of dividends in respect of the Shares), the Account of each Eligible Participant and the Share Units outstanding under the Plan shall be adjusted in such manner, if any, as the Corporation may in its discretion deem appropriate to preserve, proportionally, the interests of Eligible Participants under the Plan.

ARTICLE 6

SETTLEMENT OF SHARE UNITS

6.1	Settlement of Vested Share Units

Each Eligible Participant who continues in employment with the Corporation or an Affiliate on a Vesting Date shall receive a Payout in respect of each Vested Share Unit credited to his or her Account. Such Payout shall be made to the Eligible Participant as soon as practicable following the Payment Date and in any event prior to the Expiry Date.

6.2	Payout of Shares

(a)	If the Board determines that any portion of Vested Share Units are to be paid out in Shares, the Eligible Participant will be entitled to receive and the Corporation will issue from treasury a number of Shares equal to the number of Vested Share Units to be paid out in Shares.

(b)	Shares issued by the Corporation under this Plan shall be considered fully paid in consideration of past services that are no less in value than the fair equivalent of the money the Corporation would have received if the Shares had been issued for money.

(c)	No fractional Shares may be issued under the Plan.

6.3	Termination Due to Voluntary Resignation

(a)	Unless otherwise determined by the Board in its sole discretion, if an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate is terminated due to the voluntary resignation of the Eligible Participant, then all Share Units granted to the Eligible Participant which have not Vested on or before the Termination Date, shall be forfeited and cancelled effective as of the Termination Date and the Eligible Participant shall have no entitlement to receive payment in respect of such forfeited Share Units, or any other amount in respect of such forfeited Share Units, by way of damages, payment in lieu or otherwise.

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(b)	Any Vested Share Units credited to the Eligible Participant’s Account as at his or her Termination Date remain payable in accordance with the terms of this Section 6.3 and the Eligible Participant shall receive a Payout in respect of each such Vested Share Unit credited to his or her Account, as soon as practicable following the Payment Date and in any event prior to the Expiry Date.

6.4	Termination by the Corporation without Cause, by the Eligible Participant for Good Reason, or Due to Disability or Retirement

(a)	Unless otherwise determined by the Board in its sole discretion, if an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate of the Corporation, as applicable, is terminated by the Company without Cause, by the Eligible Participant for Good Reason, or due to Disability or Retirement, then:

(i)	the Eligible Participant shall be entitled to a Payout in respect of that portion of PSUs that have Vested as of the Termination Date. All unvested PSUs held by the Eligible Participant as of the Termination Date shall be forfeited and cancelled as of the Termination Date and the Eligible Participant shall have no entitlement in connection with such PSUs, and

(ii)	a portion of the unvested Restricted Share Units held by the Eligible Participant shall immediately Vest. The number of unvested Restricted Share Units held by the Eligible Participant that shall Vest pursuant to this Section 6.4(a)(ii) shall be calculated by multiplying the number of unvested Restricted Share Units held by the Eligible Participant by a fraction, the numerator of which equals the number of days the Eligible Participant was actively employed between the Grant Date of such Restricted Share Units and his or her Termination Date, and the denominator of which equals the total number of days between the Grant Date of such Restricted Share Units and their original Vesting Date. The Eligible Participant shall be entitled to a Payout in respect of the Restricted Share Units held by the Eligible Participant that Vest pursuant to this Section 6.4(a)(ii). Such Payout(s) shall be made to the Eligible Participant as soon as practicable following the Payment Date and in any event prior to the Expiry Date. All unvested Restricted Share Units held by the Eligible Participant as of the Termination Date for which the Eligible Participant is not entitled to a Payout pursuant to this Section 6.4(a)(ii) shall be forfeited and cancelled as of the Termination Date and the Eligible Participant shall have no entitlement in connection with such Restricted Share Units.

(b)	Any Vested Share Units credited to the Eligible Participant’s Account as of his or her Termination Date (which for greater certainty does not include any Restricted Share Units that become Vested Share Units pursuant to Section 6.4(a)(ii)) will remain payable in accordance with the terms of this Section 6.4 and the Eligible Participant shall receive a Payout in respect of each such Vested Share Unit as soon as practicable following the Payment Date and in any event prior to the Expiry Date.

6.5	Termination With Cause

Unless otherwise determined by the Board in its sole discretion, in the event that an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate is terminated for Cause by the Corporation or an Affiliate of the Corporation, as applicable, the Eligible Participant’s Share Units, whether Vested or unvested, shall be forfeited and cancelled as of the Termination Date and the Eligible Participant shall have no entitlement to receive any payment respect of such forfeited Share Units, or any other amount in respect of such forfeited Share Units, by way of damages, payment in lieu or otherwise.

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6.6	Termination by the Company, or by the Eligible Participant for Good Reason, Subsequent to a Change of Control

Unless otherwise determined by the Board in its sole discretion, if an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate of the Corporation, as applicable, is terminated by the Corporation within 12 months after a Change of Control occurs, or the Eligible Participant terminates his or her employment with the Corporation for Good Reason within 12 months after a Change of Control occurs, then all outstanding Share Units which have not Vested shall immediately Vest and become Vested Share Units and shall be paid out immediately in accordance with the terms of this Plan.

6.7	Termination Due to Death

(a)	Unless otherwise determined by the Board in its sole discretion, in the event that an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate of the Corporation, as applicable, is terminated due to the death of the Eligible Participant, then:

(i)	the Beneficiary of the Eligible Participant shall be entitled to a Payout in respect of that portion of PSUs that have Vested as of the Termination Date. All unvested PSUs held by the Eligible Participant as of the Termination Date shall be forfeited and cancelled as of the Termination Date and the Beneficiary of the Eligible Participant shall have no entitlement in connection with such PSUs, and

(ii)	a portion of the unvested Restricted Share Units held by the Eligible Participant shall immediately Vest. The number of unvested Restricted Share Units held by the Eligible Participant that shall Vest pursuant to this Section 6.7(a) shall be calculated by multiplying the number of unvested Restricted Share Units held by the Eligible Participant by a fraction, the numerator of which equals the number of days the Eligible Participant was actively employed by the Corporation between the Grant Date of such Restricted Share Units and his or her date of death, and the denominator of which equals the total number of days between the Grant Date of such Restricted Share Units and their original Vesting Date. The Beneficiary of the Eligible Participant shall be entitled to a Payout in respect of the Restricted Share Units held by the Eligible Participant that Vest pursuant to this Section 6.7(a)(ii). Such Payout shall be made to the Beneficiary as soon as practicable following completion of the aforementioned calculation and in any event prior to the Expiry Date. All unvested Restricted Share Units held by the Eligible Participant as of the Termination Date for which the Beneficiary is not entitled to a Payout pursuant to this Section 6.7(a)(ii) shall be forfeited and cancelled as of the Termination Date and the Beneficiary and Eligible Participant shall have no entitlement in connection with such Restricted Share Units.

(b)	Any Vested Share Units credited to the Eligible Participant’s Account as of his or her date of death (which for greater certainty does not include any Restricted Share Units that become Vested Share Units pursuant to Section 6.7(a)) will remain payable in accordance with the terms of this Section 6.7 and the Eligible Participant’s Beneficiary shall receive a Payout in respect of each such Vested Share Unit as soon as practicable following the Eligible Participant’s date of death and in any event prior to the Expiry Date.

6.8	Termination Due to Death on the Job

Notwithstanding Section 6.7, unless otherwise determined by the Board in its sole discretion, if an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate of the Corporation, as applicable, is terminated due to the death of the Eligible Participant which occurred while the Eligible Participant was performing his or her regular duties as an officer and/or employee of the Corporation or an Affiliate of the Corporation, as applicable, then all outstanding Share Units which have not Vested shall immediately Vest and become Vested Share Units and shall be paid out immediately in accordance with the terms of this Plan.

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6.9	General Conditions of Payout

(a)	Notwithstanding any provision in the Plan to the contrary and for greater certainty, no Payout in respect of any Share Units credited to an Eligible Participant’s Account shall occur following the Expiry Date of such Share Units.

(b)	Upon a Payout pursuant to this Article 6, the entitlement of an Eligible Participant to receive any and all amounts in respect of the Vested Share Units to which such Payout relates shall be fully discharged and satisfied and all such Vested Share Units shall thereupon be cancelled.

(c)	No interest shall accrue to, or be credited to, the Eligible Participant or his or her Beneficiary on any amount payable under the Plan.

(d)	Notwithstanding any other provision of the Plan, no new awards of Share Units will be made to an Eligible Participant while such Eligible Participant is absent from the workplace as a result of a Disability or following the Eligible Participant’s Termination Date.

(e)	In the event that the Payout of an Eligible Participant’s Vested Share Units occurs after the date on which the Shares ceased to be traded on the Stock Exchange, provided such cessation in trading is not reasonably expected to be temporary (the “Cease Trade Date”), the value of Payout of such Share Units of the Eligible Participant pursuant to this Article 6 shall be determined in accordance with the following:

(i)	where the Eligible Participant’s Termination Date is before or not more than three hundred and sixty-five (365) days after the last Trading Day before the Cease Trade Date, the value of each Vested Share Unit credited to the Eligible Participant’s Account at his or her Termination Date shall be equal to the Fair Market Value on the last Trading Day before the Cease Trade Date;

(ii)	where the Eligible Participant’s Termination Date is after the date that is three hundred and sixty-five (365) days after the last Trading Day before the Cease Trade Date, the value of each Vested Share Unit credited to the Eligible Participant’s Account at his or her Termination Date shall be based on the fair market value of a common share of the Corporation at his or her Termination Date as determined on a reasonable and equitable basis by the Board after receiving the advice of one or more independent firms of investment bankers of national repute.

6.10	Forfeited Share Units

(a)	No cash, Shares or other compensation shall at any time be paid in respect of any Share Units which have been forfeited or terminated under this Plan or on account of damages relating to any Share Units which have been forfeited or terminated under this Plan.

(b)	Notwithstanding any other provision of the Plan, Share Units granted hereunder shall terminate, if not redeemed or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after the Expiry Date.

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ARTICLE 7

GENERAL

7.1	Amendment, Suspension or Termination of Plan

The Plan may be amended, suspended or terminated at any time by the Board in whole or in part. No amendment of the Plan shall, without the consent of the Eligible Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Eligible Participants with respect to Share Units granted prior to the date of the amendment. Upon termination of the Plan, all unvested Share Units shall remain outstanding and in effect and continue to Vest and be settled in accordance with the terms of the Plan existing at the time of its termination and the applicable Grant Agreement. The Plan will terminate on the date upon which no further Share Units remain outstanding.

Shareholder approval shall be obtained in accordance with the requirements of the Stock Exchange for any amendment that results in:

(a)	an increase in the maximum number of Shares issuable under Section 3.3 of this Plan;

(b)	an amendment to the individuals designated as Eligible Participants under this Plan;

(c)	an extension of the Expiry Date for Share Units granted under this Plan;

(d)	an amendment that would permit a Share Unit to be transferable or assignable, other than by will or the laws of descent and distribution; or

(e)	an amendment to the amendment provisions contained in this Section 7.1.

7.2	Compliance with Laws

The administration of the Plan shall be subject to and made in conformity with Applicable Law.

7.3	Reorganization of the Corporation

The existence of any Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Corporation or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation, or any amalgamation, combination, merger or consolidation involving the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

7.4	Assignment

(a)	Rights and obligations under the Plan may be assigned by the Corporation to a successor in the business of the Corporation, any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Corporation, or any corporation acquiring all or substantially all of the assets or business of the Corporation.

(b)	In no event may the rights or interests of an Eligible Participant under the Plan be assigned, encumbered, pledged, transferred or alienated in any way, except to the extent that certain rights may pass to a Beneficiary upon death of an Eligible Participant pursuant to the terms of the Plan.

7.5	Units Non-Transferable

Share Units are non-transferable. Certificates representing Share Units will not be issued by the Corporation.

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7.6	Designation of Beneficiary

Subject to the requirements of Applicable Law, an Eligible Participant shall designate in writing a person who is a dependant or relation of the Eligible Participant as a beneficiary to receive any benefits that are payable under the Plan upon the death of such Eligible Participant. The Eligible Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in the form of Schedule “B”. The initial designation of each Eligible Participant shall be executed and filed with the Corporate Secretary of the Corporation: (a) in the case of an existing employee, within sixty (60) days following the Effective Date of the Plan; or (b) in the case of a new employee, within sixty (60) days after the employee’s date of hire. Changes to such designation may be filed from time to time thereafter, subject to Applicable Law.

7.7	Participation is Voluntary; No Additional Rights

(a)	The participation of any Eligible Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Eligible Participant any rights or privileges other than those rights and privileges expressly provided in the Plan.

(b)	Without limiting the generality of Section 7.7(a), neither participation in the Plan nor any action taken under the Plan shall give or be deemed to give any Eligible Participant a right to continued employment or engagement with the Corporation or an Affiliate, and such participation shall not interfere with the right of the Corporation or an Affiliate, as applicable, to terminate the Eligible Participant’s employment at any time.

(c)	Without limiting the generality of Section 7.7(a), nothing in this Plan or the Eligible Participant’s opportunity to participate in this Plan shall be construed to provide the Eligible Participant with any rights whatsoever to participate or to continue participation in this Plan, or to compensation or damages in lieu of participation or the right to participate in this Plan upon the termination of the Eligible Participant’s employment with the Corporation or an Affiliate of the Corporation, as applicable, for any reason (including, without limitation, any breach of contract by the Corporation or an Affiliate of the Corporation, as applicable) or in consequence of any other circumstances whatsoever.

7.8	No Shareholder Rights

Under no circumstances shall Share Units be considered Shares or other securities of the Corporation, nor shall they entitle any Eligible Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Corporation, including, without limitation, voting rights, dividend entitlement rights or rights on liquidation, nor shall any Eligible Participant be considered the owner of Shares by virtue of the award of Share Units.

7.9	Unfunded and Unsecured Plan

Unless otherwise determined by the Board, the Plan shall be unfunded and the Corporation will not secure its obligations under the Plan. To the extent any Eligible Participant or his or her Beneficiary holds any rights by virtue of a grant of Share Units under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

7.10	Market Fluctuations

(a)	No amount will be paid to, or in respect of, an Eligible Participant under the Plan to compensate for a downward fluctuation in the price of Shares, nor will any other form of benefit be conferred upon, or in respect of, an Eligible Participant for such purpose.

(b)	The Corporation makes no representations or warranties to Eligible Participants with respect to the Plan or the Share Units whatsoever. In seeking the benefits of participation in the Plan, an Eligible Participant agrees to exclusively accept all risks associated with a decline in the Fair Market Value of Shares and all other risks associated with the holding of Share Units.

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7.11	Currency

All payments and benefits under the Plan shall be determined in the lawful currency of Canada and paid in the local currency of the Eligible Participant’s country of residence using the currency exchange rate available to the Corporation at the time of payment.

7.12	Governing Law

The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein, without regard to principles of conflict of laws.

7.13	Severability

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

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SCHEDULE “A”

Fortuna Silver Mines Inc.

Amended and Restated Share Unit Plan (the “Plan”)

Grant Agreement

Fortuna Silver Mines Inc. (the “Corporation”) hereby grants the following award to the Eligible Participant named below in accordance with and subject to the terms, conditions and restrictions of this Grant Agreement (“Grant Agreement”), together with the provisions of the Plan:

Name of Eligible Participant:

Address of Eligible Participant:

Type of Share Units (RSUs or PSUs):

Number of Share Units:

Grant Date:

Time Vesting Criteria (for RSUs):

Performance Conditions (for PSUs):

Form of Payout:

Expiry Date:

The terms and conditions of the Plan are hereby incorporated by reference as terms and conditions of this Grant Agreement and all capitalized terms used herein, unless expressly defined in a different manner, have the meanings ascribed thereto in the Plan.

Participation in the Plan is voluntary and is not a condition of employment. No Eligible Participant shall have any claim or right to be granted Share Units pursuant to the Plan.

Neither the Corporation nor any Affiliate of the Corporation (which for the purposes of this Grant Agreement includes their respective directors, officers and employees) shall have any liability for: (i) the income or other tax consequences to Eligible Participants arising from participation in the Plan; (ii) any change in the value of the Shares of the Corporation; or (iii) any delays or errors in the administration of the Plan, except where such person has acted with willful misconduct. Eligible Participants should consult their own tax and business advisors as neither the Corporation nor any of its Affiliates is providing any such advice to any Eligible Participant.

As a condition to the Payout of Share Units, an Eligible Participant: (a) authorizes the Corporation and any of its Affiliates, as applicable, to withhold, in accordance with applicable law, any Applicable Withholding Taxes as a result of the Eligible Participant’s participation hereunder from payments of any kind otherwise due to the Eligible Participant; (b) agrees, if requested by the Corporation and any of its Affiliates, as applicable, to remit to the Corporation or its Affiliate, as the case may be, at the time of the Payout of the Share Unit amounts necessary to pay any Applicable Withholding Taxes; and/or (c) comply with other arrangements acceptable to the Corporation and any of its Affiliates, as applicable, to fund the Applicable Withholding Taxes. The Eligible Participant hereby acknowledges and confirms that the Corporation and any of its Affiliates, as applicable, make no representation or warranty regarding the tax consequences to the Eligible Participant in connection with the Plan or hereunder.

Management Information Circular	Share Unit Plan Page | A-18

Please acknowledge receipt of this Grant Agreement and your agreement to be bound by its terms (and the terms and conditions set out in the Plan) by signing the acknowledgement below.

Thank you for your contribution to Fortuna Silver Mines Inc.

FORTUNA SILVER MINES INC.

By:
Name:
Title:

Management Information Circular	Share Unit Plan Page | A-19

ACKNOWLEDGEMENT

The undersigned Eligible Participant acknowledges that:

1.	I am / am not [check appropriate box] a U.S. Taxpayer.

2.	I have received and reviewed a copy of the Plan and agree to be bound by it and the terms of this Grant Agreement. In the event of any conflict between the terms of the Plan and this Grant Agreement, the terms of the Plan will govern and prevail.

3.	Upon receipt of this Grant Agreement by the Corporation, Share Units will be allocated to my account in the Plan as of [Date].

4.	I have not been induced to enter into this Grant Agreement by expectation of employment or continued employment with the Corporation or an Affiliate.

5.	I will be liable for income tax and other applicable taxes or social security contributions when payment is made to me under the Plan in respect of Share Units credited to my Account, in accordance with the terms of the Plan. If I am a U.S. Taxpayer, I understand that I may be liable for certain employment taxes upon vesting of the Share Units, which may be withheld from any payments otherwise then payable to me. I should confirm the tax treatment with my own tax advisor.

6.	The value of a Share Unit is based on the trading price of a Share and is thus not guaranteed. The eventual cash value of a Share Unit on the applicable payment date may be higher or lower than the value of the Share Unit at the time it was allocated to my account in the Plan.

7.	If my employment with the Corporation or an Affiliate, as applicable, is terminated for Cause, I will forfeit all Share Units, whether vested or unvested, in my Account at the time, as set out in more detail in the Plan.

8.	If I resign my employment with the Corporation, or an Affiliate, as applicable, I will forfeit any Share Units in my Account at that time which have not yet vested, as set out in more detail in the Plan.

9.	Any Payout owing to me pursuant to the Plan, less Applicable Withholding Taxes (unless other arrangements suitable to the Corporation or an Affiliate to fund the Applicable Withholding Taxes have been made) if the Payout is in cash, will be forwarded to me at the address above, in the case of cash, in the form of an electronic transfer from the Corporation and in the case of Shares, in the form of share certificates or other document evidencing the issuance of Shares delivered by registered mail.

10.	I shall have no entitlement to receive payment in respect of any Share Units that are forfeited pursuant to the terms of the Plan whether by way of damages or otherwise.

11.	No funds will be set aside to guarantee a cash payment of the Share Units and that future cash payments of Share Units will remain an unfunded and unsecured liability recorded on the books of the Corporation.

Management Information Circular	Share Unit Plan Page | A-20

12.	I am required to provide the Corporation with all information (including personal information) the Board requires to administer the Plan and I hereby consent to the collection of all such information by the Corporation. I understand that the Corporation may from time to time transfer or provide access to such information to third party service providers for purposes of the administration of the Plan and that such service providers will be provided with such information for the sole purpose of providing such services to the Corporation. I acknowledge that withdrawal of the consent at any time may result in a delay in the administration of the Plan or in the inability of the Corporation to deliver a Payout corresponding to the number of my Share Units to me under the Plan.

Date:
Signature of Eligible Participant

Name of Eligible Participant [Please Print]

Management Information Circular	Share Unit Plan Page | A-21

SCHEDULE “B”

Fortuna Silver Mines Inc.

Amended and Restated Share Unit Plan

Beneficiary Designation

To: Corporate Secretary

I,                                                        , being a participant in the Fortuna Silver Mines Inc. Amended and Restated Share Unit Plan (the “Plan”) hereby designate the following individual as my Beneficiary for purposes of the Plan:

Name of Beneficiary:
Address of Beneficiary:

This designation revokes any previous Beneficiary designation made by me under the Plan. Under the terms of the Plan, and subject to Applicable Law, I reserve the right to revoke this designation and to designate another individual as my Beneficiary.

Date:
Name:	(please print)
Signature:

Choosing your Beneficiary is an important decision and this is an important document. We recommend that you consider your options carefully and that you seek appropriate advice before completing it if you require clarification.

All capitalized terms used in this Beneficiary Designation shall have the same meaning as in the Plan unless otherwise defined herein.

Management Information Circular	Share Unit Plan Page | A-22

SCHEDULE “C”

Fortuna Silver Mines Inc.

Amended and Restated Share Unit Plan

Plan Provisions Applicable to U.S. Taxpayers

This Schedule “C” is an integral part of the Plan. The provisions of this Schedule “C” apply to U.S. Taxpayers notwithstanding anything to the contrary in the Plan or in any Grant Agreement. Except as specifically defined in this Schedule “C,” all capitalized terms used in this Schedule “C” have the meaning attributed to them in the Plan.

1.	Notwithstanding Section 1.2(v) of the Plan, with respect to a U.S. Taxpayer, the term “Payment Date” means the Vesting Date.

2.	For purposes of establishing a Vesting Date under Section 1.2(oo) for a U.S. Taxpayer, the Vesting Date shall be the first date as of which the U.S. Taxpayer’s rights to the Share Units are no longer subject to a “substantial risk of forfeiture,” as defined for purposes of Section 409A of the Code. Accordingly, if a U.S. Taxpayer’s rights to the Share Units become vested and non-forfeitable as a result of the application of Section 6.3, 6.5, 6.6 or 6.7 or otherwise, prior to the designated “Vesting Date” as set forth in Section 1.2(oo) or any Grant Agreement, such earlier date shall be treated as the “Vesting Date” for purposes of the Plan.

3.	In addition to the Corporation’s rights to withhold under Section 2.2(b) from amounts paid under the Plan, to the extent any Applicable Withholding Taxes are due prior to the date of payment of the Share Units, the Corporation and its Affiliates, as applicable, shall be authorized to deduct the Applicable Withholding Taxes from other salary or wages then due to the U.S. Taxpayer.

4.	Notwithstanding the provisions of Section 6.5 of the Plan, to the extent a U.S. Taxpayer can accelerate the vesting of his Share Units upon Retirement, the U.S. Taxpayer shall be treated as having a “Vesting Date” at the earliest date upon which the U.S. Taxpayer could retire and become vested (regardless of whether the U.S. Taxpayer actually retired on such date). For purposes of this Schedule “C,” the earliest date upon which a U.S. Taxpayer could retire would be after completing years of continuous service with the Corporation and/or its Affiliates. Additionally, a U.S. Taxpayer shall be considered to have a Vesting Date on the date of termination due to Disability.

5.	Notwithstanding Article 6 of the Plan, in the case of an Eligible Participant who is a U.S. Taxpayer, any Payout in respect of any Vested Share Units to such U.S. Taxpayer pursuant to Sections 6.1, 6.3, 6.4, 6.6, 6.7 or 6.8 of the Plan shall be made to such U.S. Taxpayer within ten (10) days following the Payment Date for such Vested Share Units.

6.	Notwithstanding any other provision of this Schedule “C” or of the Plan to the contrary, under no circumstances may the time or schedule of any payment described in this Schedule “C” be subject to a further deferral except as otherwise permitted by Section 409A of the Code and the regulations and other guidance issued thereunder. The Eligible Participant does not have any right to make any election regarding the time or form of any payment due under this Schedule “C.”

7.	Notwithstanding the discretion of the Board in Section 7.9 of the Plan to cause the Plan to be funded, any obligation with respect to a U.S. Taxpayer shall at all times be unfunded and the U.S. Taxpayer’s rights under this Plan shall be no greater than the rights of an unsecured creditor of the Corporation.

8.	It is the Corporation’s intent that this Plan be exempt from the provisions of Section 409A of the Code under the short-term deferral exception described in Section 1.409A-1(b)(4) of the Treasury Regulations given that all payments under the Plan will be made no later than the 15th day of the third month following the end of the first calendar year (or, if later, the end of the Corporation’s first fiscal year) in which the U.S. Taxpayer’s rights to the Share Units are no longer subject to a substantial risk of forfeiture. The Corporation has made good faith efforts to draft the Plan accordingly. In the event of any ambiguity in the language or any agreement entered into under the Plan (including any Grant Agreement) or in the operation of the Plan, the Plan and any agreement (including any Grant Agreement) shall be construed, interpreted and operated in a manner that will result in exemption from or compliance with the requirements of Section 409A. Notwithstanding the foregoing, no such construction, interpretation or operation of the Plan shall be such that the Plan would constitute a “salary deferral arrangement” as defined in Section 248(1) of the Income Tax Act (Canada) or any successor to such provision.

Management Information Circular	Share Unit Plan Page | A-23

9.	Without limiting the generality of Paragraph 8 of this Schedule “C,” if any provision of the Plan contravenes any regulations or other guidance provided under Section 409A of the Code or would cause the Share Units to be subject to the interest and penalties under Section 409A of the Code, the Corporation may modify such provision of the Plan, to the extent that it applies to U.S. Taxpayers, without the consent of any Eligible Participant, to maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A of the Code. Notwithstanding the foregoing, the neither the Corporation nor any of its affiliates, nor any of their shareholders, officers, employees, directors, agents or representatives shall be liable to any Eligible Participant or other person for any adverse tax consequences resulting from the application of Section 409A of the Code.

10.	All provisions of the Plan shall continue to apply to a U.S. Taxpayer to the extent that they have not been specifically modified by this Schedule “C.”

Management Information Circular	Share Unit Plan Page | A-24

Schedule "B"

Statement of Executive Compensation

Introduction	B-1
Overview	B-2
Construction of the Séguéla Gold Mine in Côte d’Ivoire	B-2
2022 Business Performance	B-2
Pay for Performance Alignment	B-3
Executive Compensation Philosophy	B-4
Non-IFRS Financial Measures	B-4
Compensation Governance	B-4
Objectives of Compensation	B-4
Share Ownership Policy	B-5
Share-Settlement of Performance-Based RSUs	B-5
Reduction in CEO Change of Control Termination Severance	B-5
Role of the Compensation Committee	B-6
Role of the Chief Executive Officer	B-7
Role of Independent Third Party Compensation Advisors	B-7
Elements of Executive Compensation	B-8
Peer Comparator Companies - Benchmarking	B-8
Risk Assessment	B-9
Vesting Philosophy	B-10
Incentive Compensation Clawback Policy	B-10
Anti-Hedging Policy	B-11
NEO Compensation	B-11
Base Salary	B-11
Annual Performance-Based Cash Incentives	B-11
Medium- and Long-Term Incentives	B-16
Performance Graphs	B-26
NEO Profiles	B-28
Summary Compensation Table	B-31
Incentive Plan Awards to NEOs	B-33
Management Contracts / Termination and Change of Control Benefits	B-34
Director Compensation	B-36
Deferred Share Unit Plan	B-36
Retainer Fees	B-36
Director Compensation Table	B-37
Option-Based and Share-Based Awards to the Directors	B-38

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation

Introduction

At Fortuna, we believe executive compensation is key to helping us achieve our strategic goals and retain our success- proven team, and we design and oversee our compensation strategy with these goals in mind. Our compensation structures are built on the following pillars:

1.	Pay for Performance. Our executives’ pay is highly geared to their achievement of pre-defined performance metrics, using individual short-term performance scorecards and long-term performance share units. In 2022, 78% of our CEO’s (as defined below) compensation was performance-based or at-risk pay.

2.	Attraction and Retention of Quality People. Our strength is our people. We operate in a highly competitive global environment and structure our compensation to balance prudent fiscal management and attractive, long-term incentives to bring the best people to work for you, our shareholders.

3.	Shareholder Alignment. A fundamental tenet of our executive compensation is to establish the right mix of fixed short- term, and at-risk long-term compensation in order to encourage management to focus on long-term shareholder value. We structure our compensation to promote and provide the incentive for growth and long-term management of our business through all aspects of the cyclical commodity price cycle.

4.	Listen to our stakeholders:

•	ESG metrics account for 35% of our short-term incentive plan metrics.

•	Effective January 1, 2022, we reduced our CEO’s change-of-control severance from 3x annual base salary and annual target bonus, to 2x annual base salary and annual target bonus.

•	In response to shareholder concerns at our 2022 AGM where he received in excess of 20% withhold votes, Chairman David Laing resigned from an external board in order to allay the shareholder concerns regarding over-commitments. As at the date of this Circular, none of our directors is considered to be over-boarded under the main proxy advisory guidelines.

•	In May 2022, we instituted a normal course issuer bid program as a method of returning capital to our shareholders, whilst the majority of our free cash flow was utilized in the construction of the mine at the Séguéla Project. We have renewed the program for 2023.

What We Do
✓	We pay for performance	✓	We have an anti-hedging policy
✓	We report details of our Pay for Performance metrics (see pages B-11 to B-16)	✓	We have a trading blackout and insider-trading policy
✓	We require minimum share ownership levels for executives and directors	✓	We promote retention with equity awards that vest over three years
✓	We have a double trigger for cash severance upon a change of control	✓	We engage independent compensation consultants
✓	Our compensation plans mitigate undue risk taking	✓	We promote retention and performance with equity awards that are based on performance
✓	We have an incentive compensation clawback policy	✓	We work to provide comprehensive compensation disclosure to strengthen shareholder communication and engagement

What We Don’t Do
☒	We do not reprice underwater stock options	☒	We do not guarantee incentive compensation
☒	We do not grant stock options to non-executive directors	☒	We do not provide tax gross-ups for perquisites

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation Page | B-1

Overview

Set out below is a brief summary of our Company’s performance in 2022, our alignment when it comes to pay for performance, and our executive compensation philosophy. All values in this Statement of Executive Compensation are in US$ unless otherwise noted.

Construction of the Séguéla Gold Mine in Côte d’Ivoire

The Company’s acquisition of Roxgold Inc. (“Roxgold”) which completed in July 2021 resulted in Fortuna expanding its reach from Peru, Mexico and Argentina to West Africa. Shortly after the completion of the acquisition (the “Roxgold Acquisition”), on September 29, 2021, the Company announced a decision to start construction on an open pit gold mine at the Séguéla Project in Côte d’Ivoire. The Séguéla Project will be the Company’s fifth mine. Accordingly, one of the Company’s main focuses for 2022 was the construction of this mine. Construction advanced during 2022 in accordance with the project timeline and budget, despite worldwide supply chain challenges and inflationary pressures. The Séguéla Project was 29% complete at the end of 2021 and construction continued on time during the year, so that by the end of December 2022 it was almost 90% complete. As of the end of March 2023, the Séguéla Project was 96% complete. In early April, commissioning of the crushing circuit began and mineralized material is being stockpiled on the ROM pad ahead of commissioning the milling circuit and ramp-up to steady-state operations. The Project remains on track for first gold pour in May 2023.

2022 Business Performance

Production

2022 was the first fiscal year for Fortuna in which a full year’s production results from the Yaramoko Mine, located in Burkina Faso (acquired as part of the Roxgold Acquisition), were included in the Company’s results for a full fiscal year.

The Company reported record production of gold equivalent ounces for 2022 from its four operating mines in Argentina, Mexico, Peru and Burkina Faso. The Company’s mines in Latin America: Lindero, San Jose and Caylloma, produced consistent production performance in all metals in 2022, with each mine meeting annual production guidance. The fourth quarter of 2022 was our Latin American operations’ fifth consecutive quarter with gold production of over 35,000 ounces. On a full year basis, the region achieved record gold production of 153,319 ounces. Consolidated silver production was 6.9 million ounces, achieving the higher end of annual guidance.

In West Africa, the Yaramoko Mine continued its solid performance through 2022, producing 106,108 ounces of gold which is in the mid-range of its production guidance for the year.

For the full year of 2022, the Company produced 259,427 ounces of gold and 6,907,275 ounces of silver or 401,878 gold equivalent ounces1. Production highlights for 2022 are:

•	Gold production of 259,427 ounces; 25 percent increase over 2021

•	Silver production of 6,907,275 ounces; 8 percent decrease over 2021

•	Lead production of 34,588,324 pounds; 5 percent increase over 2021

•	Zinc production of 46,175,821 pounds; 3 percent decrease over 2021

All production results are in line with the mining sequence and Mineral Reserves estimates.

1 Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $1,802/oz Au, $21.75/oz Ag, $2,161/t Pb and $3,468/t Zn or Au:Ag = 1:82.89, Au:Pb = 1:0.83, Au:Zn = 1:0.52

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation Page | B-2

Consolidated sales for fiscal 2022 were $681.5 million, a 14% increase compared to 2021, mainly driven by increased production at Lindero as a result of improved performance at the three stage-crushing and stacking facility and a full twelve months operations at Yaramoko.

Sales and Costs

Based on production results and cost execution, consolidated sales for 2021 increased 115% to $599.9 million compared to $279.0 million for in 2020. Net income was $59.4 million, a 100% increase from the $21.6 million reported in 2020.

Inflationary pressures escalated during 2022 and affected the Company’s cost structure as prices increased for several key commodities, including diesel, reagents, explosives and steel. The impact of inflation was most pronounced at the Lindero Mine. The Company was able to maintain production cash costs and all-in sustaining cash costs (“AISC”) at each mine for fiscal 2022 in line with cost guidance for the year, except for the Lindero mine which recorded AISC of $1,142 per ounce of gold compared to the higher range of guidance for the year of $1,100 per ounce. The inflation situation remains dynamic and the Company expects higher input costs to remain in 2023. To mitigate inflationary pressures on its cost structures the Company will continue to focus on operational efficiencies and cost optimization measures across all mining operations.

Health and Safety

The Company is committed to ensuring the highest possible standards of health and safety management and to provide safe and healthy working conditions in all areas of our operations. We believe that all work-related accidents, injuries and diseases are preventable. Occupational health and safety is one of Fortuna’s core values and a pillar of our Sustainability Framework. The Company’s Health and Safety Policy aims to support the attainment of a safe, healthy working environment, as well as a zero harm workplace for our employees, contractors, and visitors, at all of our mining operations, exploration sites, and offices.

In 2022, the Company’s health and safety performance among its employees and contractors includes a fatality from a work-related incident at the Lindero Mine in January 2022. No other personnel were injured in the incident. This incident has led to changes and acceleration of our prevention programs. At the end of 2022, the consolidated lost time injury frequency rate (“LTIFR”) across the entire organization was 0.39 lost time injuries per million hours worked, which represents a continuous improvement from the previous year. The consolidated total recordable injury frequency rate (“TRIFR”) across the entire organization at the end of 2022 was 2.32 total recordable injuries per million hours worked, which is also an improvement from the previous year. (See Schedule “C” Corporate Governance).

In 2022, the Company continued its monitoring and prevention measures related to COVID-19 and modified and adapted its preventative control measures to the evolution and location of the virus prevalence. These measures included awareness programs, application of COVID-19 antigen or PCR testing, the acquisition of equipment for the prevention and control of COVID-19 in our subsidiaries. Monitoring of the wellness of our workers is ongoing. Although cases of COVID were recorded in our operations in 2022, there were no shutdowns or material impacts on the business related to COVID-19.

Credit Facility

In November 2021, the Company entered into a fourth amended and restated credit agreement (the “2021 Credit Facility”) with a syndicate of banks led by BNP Paribas, and including the Bank of Nova Scotia, Bank of Montreal and Société Générale which converted the Company’s non-revolving and revolving facility into a revolving credit facility and increased the amount of the facility from $120 million to $200 million, subject to certain terms and conditions. On December 15, 2022, the Company announced that it had entered into an amendment to the 2021 Credit Facility which increased the maximum facility amount by US$50 million to US$250 million. The maturity date of the 2021 Credit Facility remains unchanged and matures in November 2025.

Pay for Performance Alignment

A significant portion of executive pay is provided in the form of equity compensation. This pay-for-performance alignment with shareholder interests is strengthened by the Company’s performance share unit plan (the “Share Unit Plan”). The Compensation Committee notes that total compensation for the NEOs (as defined below), as disclosed in the Summary Compensation Table on page B-31, includes the grant date value of option and share based compensation. As such, the total compensation disclosure does not reflect the fluctuations in value realizable by executives, which ultimately aligns our executive compensation with shareholder experience. For example, the grant date value of RSUs awarded to the CEO, Jorge Ganoza Durant, in 2022 was $1,650,778; however, due to the vesting restrictions imposed, the value of these awards at December 31, 2022 was $Nil as no portion of the awards had vested by that date. The Compensation Committee believes that deferment of some components of compensation through the application of time-vesting and performance vesting schedules supports retention of executives and long-term alignment with shareholder value.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation Page | B-3

Executive Compensation Philosophy

Fortuna’s success is built on our people. In addition to investing in high quality tangible assets, Fortuna also invests in market leading human and intellectual capital. Our compensation philosophy is designed to attract and retain highly qualified and motivated executives who are dedicated to the long-term success of the Company and to the creation and protection of shareholder value. Our goal is to focus and motivate employees to achieve higher levels of performance and to appropriately reward those employees for their results. We believe that shareholders should also be rewarded by the efforts of our team, as evidenced by Fortuna’s strong balance sheet and growth in silver and gold production – with low costs - over the past five years.

We believe our pay-for-performance compensation structure aligns our executives with the long-term interests of shareholders. Based on results achieved by both the individual and the Company, our executive compensation structure is strongly performance-based. Our program with a significant proportion of executive compensation at risk, in the form of performance-based short-term cash incentives, as well as long-term share price contingent stock options, RSUs and PSUs, illustrates our strong focus on pay-for-performance.

Fortuna’s executive compensation program and practices are described in detail below. The Compensation Committee believes that Fortuna’s compensation governance provides transparent and effective support for the attainment of Fortuna’s key business objectives, alignment with its shareholders’ interests and the creation of long-term value for all stakeholders.

Non-IFRS Financial Measures

This Statement of Executive Compensation refers to certain non-International Reporting Financial Standards (“IFRS”) measures that are used by Fortuna to analyze and evaluate the performance of Fortuna's business and are widely reported in the mining industry as benchmarks for performance. These measures include “cash cost”, “free cash flow" (“FCF”), “AISC” and "return on assets" (“ROA”) and “earnings before interest, taxes, depreciation and amortization (“EBITDA”). The Company believes that certain investors use these non-IFRS financial measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning and may differ from measures used by other companies with similar descriptions. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional information regarding these non-IFRS measures, including reconciliations to the closest comparable IFRS measures, see "Non-GAAP Financial Measures" in the Company's management's discussion and analysis for the year ended December 31, 2022, which is available under the Company's SEDAR profile at www.sedar.com and is incorporated by reference in this Statement of Executive Compensation.

Compensation Governance

Objectives of Compensation

Fortuna operates a complex business in a highly competitive market for experienced executives. We compete with both public and private, and often larger, mining companies for experienced management capable of delivering superior value. Fortuna’s people make the difference in distinguishing its performance relative to its peers. The Company’s compensation program is therefore designed to be competitive with its peers to ensure that they can attract, motivate and retain the highly-qualified individuals with the skills and experience necessary to execute the Company’s growth-oriented strategic plan and create sustainable value for Fortuna’s shareholders.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation Page | B-4

The primary objectives of Fortuna’s executive compensation program are to attract, motivate and retain top-quality, experienced executives who will deliver long-term superior value. Noting that ours is a commodity-based business, Fortuna’s share price is heavily influenced by the price of silver and gold. Fortuna therefore balances its compensation program with rewards for the attainment of operational measures and risk management that are within executives’ ability to influence. Essential to our core business objectives are the following elements:

●	To recruit and retain high calibre, appropriately qualified executive officers by offering overall base salary compensation competitive with that offered for comparable positions among a peer group of similarly situated mineral resource companies, while strongly aligning total compensation with performance. For example, executive compensation is structured so that the “at risk” component represents a significant portion of each executive’s total compensation. Our goal is to offer superior opportunities to achieve personal and career goals in a growth-focused team with corresponding pay for performance.

●	To motivate executives to achieve important corporate and individual performance objectives that may be influenced by the executive and reward them when such objectives are met or exceeded.

●	To align the interests of executive officers with shareholders’ interests by providing incentives that balance short- and long-term business goals, reflect value created for shareholders, and support the retention of key executives. This element is delivered primarily through a cash-based short-term incentive plan and a long-term incentive plan consisting of share units granted to vest with performance and over time. While the bonus plan rewards executives on attainment of annual objectives/milestones, typically, our executives see the majority of their compensation in the form of long-term equity tied to long-term value creation. Previous equity grants are taken into account when the granting of new share units or other equity awards is contemplated.

●	To ensure that total compensation paid takes into account the Company’s overall financial position.

Share Ownership Policy

The Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Operating Officers, Senior Vice- Presidents and directors are required to achieve and maintain minimum shareholding thresholds. As at December 31, 2022, all NEOs have met their minimum shareholding targets, other than Cesar Velasco, COO, Latin America and David Whittle, COO, West Africa, both of whom are recently appointed officers. Pursuant to the Company’s Share Ownership Policy, these officers have five years from their date of appointment to achieve their share ownership goals, and in March 2023 they achieved their share ownership goals.

Share-Settlement of Performance-Based RSUs

In 2011, the Company granted 155,674 cash-settled RSUs to its CEO, Jorge Ganoza Durant, which vested years ago upon the commissioning of the San Jose Mine. The RSUs were to be paid out upon Mr. Ganoza’s departure from Fortuna; however, in consideration for the services provided by Mr. Ganoza since the granting of the RSUs, the Board approved in 2022 the acceleration of the settlement of the RSUs and payout of same by the issuance of 155,674 common shares of the Company rather than cash. The share-settlement of these RSUs provided Mr. Ganoza with additional share ownership in alignment with the long-term interests of the Company’s shareholders, and removed the cash payment liability from the Company’s books and preserved its cash position. Mr. Ganoza is required to retain the aforementioned shares for as long as he remains a director or employee of the Company or of any affiliate of the Company.

Reduction in CEO Change of Control Termination Severance

In response to comments received from proxy advisory companies, and to better align with the practices of our peers, the Board approved, on the recommendation of the Compensation Committee, that effective January 1, 2022, the change of control severance payable to Jorge Ganoza Durant, the Company’s President and CEO, be reduced from 3x annual base salary and annual target bonus, to 2x annual base salary and annual target bonus. In consideration for the reduction in the severance amount payable, the Company paid $975,000 to the CEO, which payment represents approximately 71% of the amount the CEO would otherwise have received prior to the change in his change of control entitlements.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation Page | B-5

Role of the Compensation Committee

The Compensation Committee is responsible for reviewing matters pertaining to the Company’s compensation philosophy, programs and policies, including director and executive compensation and grants, and making recommendations to the Company’s Board of Directors (“Board”) for approval. In particular, the Compensation Committee’s duties include making recommendations to the Board regarding: the goals and objectives of the CEO and CFO, and evaluating the CEO’s and CFO’s performance in light thereof; CEO, CFO and director compensation; bonus plans for executives; equity-based plans; and approving the Company’s annual Statement of Executive Compensation.

The Compensation Committee meets at least twice annually and is comprised of three directors, all of whom (including the chair) are independent within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees. David Farrell is independent, was appointed chair on March 12, 2015 and has served on the Compensation Committee since May 9, 2014. David Laing is independent and has served on the Compensation Committee since December 21, 2016, and Alfredo Sillau is also independent and has served on the Committee since May 1, 2018. The provisions of the Charter of the Compensation Committee relating to composition include a provision that no member of the Committee shall have served as the CEO of the Company or of an affiliate, within the past five years, or as the CFO of the Company or of an affiliate, within the past three years.

The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices. Messrs. Farrell and Laing have in the past served, or currently serve, on compensation committees of other public resource or mining companies. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

In support of the fulfilment of their role, the Compensation Committee may, from time to time, engage and receive input from external independent advisors skilled in executive compensation matters, with knowledge of the mining industry. As in 2020 and 2021, in 2022 the Committee engaged Global Governance Advisors (“GGA”), an independent executive compensation and governance advisory firm with significant experience advising mining company boards. For certain compensation matters pertaining to executive officers other than the CEO and CFO, the Compensation Committee fulfils its responsibility in consultation with the CEO. The Compensation Committee reviews recommendations made by the CEO and has discretion to modify any of the recommendations before making its independent recommendations to the Board.

When considering the appropriate compensation to be paid to executive officers, the Compensation Committee considers a number of factors including:

●	Recruiting and retaining executives critical to the success of Fortuna and the enhancement of shareholder value;

●	Providing fair and competitive compensation that provides pay for performance;

●	Aligning the interests of management and shareholders by including measures of shareholder value among key performance metrics for executive compensation awards and compensation elements that emphasize contingent at-risk and equity-linked compensation;

●	Rewarding performance that supports long-term sustainable value, both on an individual basis and at an overall company level; and

●	Available financial resources and the economic outlook affecting Fortuna’s business.

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In 2022, following the completion of the Roxgold Acquisition and the resulting expansion in the size of Fortuna’s operations, the Compensation Committee engaged GGA to conduct a review of the competitiveness of the compensation levels for the senior executives and non-employee directors’ compensation against our updated primary peer group and supplemental benchmarks from GGA’s database. The review took into account the following matters among others, Fortuna’s structure post Roxgold Acquisition, its expanded scope, geographic diversity and geopolitical complexity. Based on GGA’s reports and on the recommendation of the Compensation Committee, the Board approved an increase in the base salaries and short- term incentive target percentages of the NEOs in 2022 as follows:

NEO	Percentage Change in Base Salary	Percentage Change in Short-Term Incentive Program Targets
CEO	8%	Increased from 80% to 100%
CFO	18%	Increased from 70% to 80%
COO, Latin America	8%	Increased from 70% to 80%
COO, West Africa	4%	Increased from 70% to 80%
SVP, Technical Services	18%	Increased from 50% to 70%
SVP, Exploration	17%	No change, remains at 70%

The complete terms of the Compensation Committee Charter are available on Fortuna’s website on the “Our Governance” page.

Role of the Chief Executive Officer

The CEO plays a role in executive compensation decisions by making recommendations to:

●	the Board regarding the Company’s annual objectives that provide the structure for the assessment of compensable corporate performance and alignment of individual annual objectives of other executive officers and employees; and

●	the Compensation Committee regarding CEO and CFO base salary adjustments, target annual performance-based cash incentives awards and actual pay-outs, and long-term incentive awards in the form of stock options and grants under the Share Unit Plan.

Role of Independent Third Party Compensation Advisors

In early 2020, the Compensation Committee engaged GGA to provide a report (the “2020 GGA Report”) regarding a review of the Company’s Share Unit Plan design and cost, and non-executive director equity award trends. In early 2021 and 2022, the Compensation Committee engaged GGA to prepare reports (the “2021 GGA Reports” and the “2022 GGA Report”, respectively) of the competitiveness of the compensation levels for the senior executives and non-executive directors compensation against the primary peer group and supplemental benchmarks from GGA’s database. The 2021 GGA Reports were expanded in scope to include a broader number of executives and senior-executives than in previous years. The 2022 GGA Report took into account Fortuna’s structure post-Roxgold Acquisition. The 2020 GGA Report, the 2021 GGA reports and the 2022 GGA Report are collectively referred to herein as the “GGA Reports”.

The Committee and the Board considered the advice contained in the GGA Reports when determining the Company’s executive compensation program for 2021 and 2022.

For the financial years ended December 31, 2021 and 2022, the Company paid independent compensation advisors the following amounts:

	2021		2022
Executive and Director Compensation-Related Fees - GGA	CAD $	53,973	CAD $	62,726
All Other Fees		Nil		Nil
Total	CAD $	53,973	CAD $	62,726

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Elements of Executive Compensation

As discussed above, Fortuna’s compensation program has been comprised of three main elements: base salary, annual performance-based cash incentive award, and grant of equity-based long-term incentive compensation in the form of performance share units (“PSUs”), restricted share units (“RSUs”) and/or stock options.

Due to the COVID-19 pandemic and the government mandated restrictions on the business of the Company and the resulting withdrawal of the Company’s 2020 operating guidance in April 2020, the base salaries of the Company’s executives for 2020 remained unchanged from 2019, and no PSUs were granted to executives. RSUs were granted in 2020, one-half of which were cash settled and the balance were share-settled. In 2021, the Company granted cash-settled RSUs and share- settled PSUs to its senior executives in order to align executive compensation with shareholder interests. This practice was continued in 2022. In 2022, the PSUs make up 50% based on the grant date fair value of long term-incentive compensation for the CEO. The specific design, rationale, determination of amounts, and related information regarding each of these components are outlined below.

Element of Compensation	Description	Relationship to Corporate Objectives	Element “At- Risk” or “Fixed”
Base Salary

Base salaries are the only fixed pay element and are set based on the position and the individual executive’s growth-to-competence in the role. They are also used as the base to determine the value of other elements of compensation (i.e. multiple of base salary).

		Competitive base salaries enable the Company to attract and retain highly qualified executives and provide essential stability in times of market volatility.	Fixed

Annual Performance- Based Cash Incentives	Annual performance-based cash incentives are a variable element of compensation designed to reward executive officers for achievement of annual milestones consistent with the long term strategic plan and split between corporate and individual performance metrics. Target percentages are fixed each year by the Board.	Short-term milestone goals typically represent a balanced portfolio of metrics with a one-year horizon. They are structured to balance elements that are within the control of management (for example: production, safety and development milestones) with external factors (financial metrics which fluctuate with metal prices, and TSR which is influenced by short-term market sentiment).	At-Risk

Long-Term Equity Incentives	RSUs, PSUs and stock options are a variable element of compensation intended to reward executives for success in achieving sustained shareholder value reflected in stock price. As these grants vest over time, they are also important for executive retention.

Long-term incentives encourage executives to focus on consistent value creation over the longer term (3 years in the case of RSUs and PSUs and up to 5 years for stock options). Equity grants strongly align the interests of executives with long-term interests of shareholders since the received value is dependent on absolute future share performance.

At-Risk

Peer Comparator Companies - Benchmarking

Fundamental to Fortuna’s compensation philosophy is to provide competitive compensation in support of the attraction and retention of high calibre executives. Accordingly, the Compensation Committee relies on input from independent compensation advisors from time to time and other outside information, including the insight of Board members.

Our goal is to design and implement compensation packages that are fair and reasonable, based in large part on benchmarking against similar companies, but offering incentive for above-average performance. The ultimate test of this process is our ability to attract and retain high-performance executives over the long term.

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In determining an appropriate group of comparator mining companies for consideration in determining the Company’s compensation levels, the Compensation Committee reviewed its comparator mining companies in light of the growth of the Company (principally through the construction of the Lindero Mine and the Roxgold Acquisition) and receipt of the GGA Reports. GGA recommended the following criteria in creating our peer group:

●	companies of similar scope to Fortuna’s metrics, primarily from a market capitalization perspective, but also considering other factors such as revenue, production levels, and total assets;
●	companies primarily mining for silver or other precious metals;
●	companies who are operational and produce revenue;
●	companies with a similar business strategy and scope of operations to Fortuna; and
●	publicly traded companies on major Canadian and U.S. exchanges.

Based on these factors and in discussion with GGA, it was determined that the following companies were suitable peer comparators for consideration in determining senior executive compensation for 2022:

Alamos Gold Inc.	Equinox Gold Corp.	New Gold Inc.
B2 Gold Corp.	First Majestic Silver Corp.	OceanaGold Corp.
Centerra Gold Inc.	Hecla Mining Company	Pan American Silver Inc.
Coeur Mining Inc.	Hudbay Minerals Inc.	SSR Mining Inc.
Dundee Precious Metals Inc.	IAMGOLD Inc.	Wesdome Gold Mines Ltd.
Eldorado Gold Corporation	Lundin Gold Inc.	Yamana Gold Inc.

For 2023, our peer group has been updated and reduced in size. We have replaced B2 Gold Corp., Hudbay Minerals Inc., Pan American Silver Corp. and Yamana Gold Inc. with Aris Mining Corporation and Perseus Mining Limited.

Our compensation decisions are guided by experience and professional judgment, with due consideration of our benchmark data, but including assessment of a complex range of factors including the experience, tenure, and unique leadership characteristics of our executives. Our benchmarking process is a guideline to making the right decision in specific cases, not a pre-determination of compensation decisions.

Risk Assessment

The Compensation Committee considers the risk implications associated with Fortuna’s compensation policies and practices on an on-going basis and as part of its annual compensation review. There are no identified risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. The executive compensation program seeks to encourage actions and behaviours directed towards increasing long-term value while modifying and limiting incentives that promote inappropriate risk-taking.

The Compensation Committee’s risk assessment and management is based on the underlying philosophy that guides the Committee in the design of the key elements of compensation as follows:

●	provide total compensation that is competitive to attract, retain and motivate high calibre executives in a mining employment marketplace with a shortage of world-class executive talent;

●	balance the mix or relative value of the key elements of compensation (salary, annual performance-based cash incentives, long-term incentives), providing sufficient stable income at a competitive level so as to discourage inappropriate risk taking while also providing an important portion of total compensation that is variable and “at- risk” for executives;

●	strengthen and maintain the link between pay and performance, both Company and individual performance, and ensure the objectives against which performance is measured can be fairly assessed and do not encourage inappropriate risk taking; and

●	defer a significant portion of “at-risk” compensation to keep executives focused on continuous long-term, sustainable performance.

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Some specific controls that are in place to mitigate certain risks are as follows:

●	Business Continuity and Executive Retention Risk. Total compensation is reviewed annually to ensure it remains competitive year over year, and that we have sufficient ‘holds’ on our key talent through potential forfeiture of unvested incentives, for example.

●	Environmental and Safety Risk. Environmental and safety are important factors used to assess the on-going performance of the Company and have an important (and direct) impact on executive pay, in that improvements in safety and environmental metrics are rewarded and negative environmental and safety events will negatively affect contingent compensation.

●	Cash Flow Risk. Salary levels are fixed in advance, while annual performance-based cash incentive awards are limited, in that they are linked to performance and are a percentage of salary.

●	Stock Dilution Risk (from issuances of long-term incentives in the form of stock options and certain RSUs and PSUs which will be share-settled). Fortuna’s stock option plan (“Stock Option Plan”) has been limited to 12,200,000 Common Shares under option for many years. In addition, deferred share units (“DSUs”) are paid in cash based on the Common Share price at the time of payout, rather than by issuing stock. Further, certain RSUs have been paid in cash based on the Common Share price at the time of payout, rather than by issuing stock, noting that one- half of RSUs granted in 2020 are to be paid out in stock, which is consistent with 2019 and 2018 and all RSUs granted in 2021 and 2022 are to be paid out in cash. In 2020, we also reduced the maximum share reservation limit from 5% to 2.25% under our Share Unit Plan. See “Share Unit Plan” on page B-18.

●	Inappropriate Risk Taking. Align executive interests with interests of shareholders by encouraging equity exposure through long-term incentives such as RSUs, PSUs and stock options, and mitigating incentives to undermine value through an anti-hedging policy.

Vesting Philosophy

The Compensation Committee believes that deferment of some components of compensation through the application of vesting schedules and performance goals supports retention of executives and long-term alignment with shareholder value. Accordingly, equity awards have the following vesting schedules:

Stock Options:	50% vest after one year; 50% vest after two years

RSUs:	20% vest after one year; 30% vest after two years; 50% vest after three years

PSUs:	20% vest after one year; 30% vest after two years; 50% vest after three years – each vesting subject to fulfillment of performance goals by each vesting date.

Incentive Compensation Clawback Policy

On the recommendation of the Compensation Committee, in 2016 the Board adopted an Incentive Compensation Clawback Policy in order to provide a measure of accountability and to ensure that incentive compensation paid by the Company to its officers, directors and employees is based on accurate financial and operational data. Up to the entire amount of annual incentives, performance based compensation and short- and long-term incentives awarded, paid or payable to officers, directors and employees of the Company may be forfeit or subject to repayment if: (a) the payment, grant or vesting of such compensation was based on the achievement of financial or operational results that were subsequently the subject of a restatement of financial statements issued in a prior fiscal year; (b) the Board determines that the applicable personnel member engaged in fraud, gross misconduct or gross negligence that caused, or meaningfully and directly contributed to, the restatement; (c) the amount of incentive compensation that would have been received by such personnel member would have been lower than the amount actually received had the financial results been properly reported; and (d) the Board determines that the forfeiture or repayment is in the best interest of the Company and its shareholders.

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Anti-Hedging Policy

Pursuant to the Company’s Anti-Hedging Policy adopted in early 2015, no director or officer of Fortuna is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of any Company securities granted as compensation or held, directly or indirectly, by such director or officer.

NEO Compensation

During the fiscal year ended December 31, 2022, the Company’s most recent fiscal year end, six individuals were “named executive officers” of the Company within the meaning of the definition set out in National Instrument Form 51-102F6, “Statement of Executive Compensation”. The following information provides disclosure of the compensation paid or payable by the Company to its CEO, CFO, its three most highly compensated executive officers (other than the CEO and CFO) and individuals who would be an NEO but for the fact that the individual was neither an executive officer of the Company or of its subsidiaries, nor acting in a similar position as at December 31, 2022:

●	Jorge Ganoza Durant, President (since January 23, 2006) and CEO (since August 13, 2008),
●	Luis Ganoza Durant, CFO (since June 5, 2006),
●	Cesar Velasco, Chief Operating Officer, Latin America (since September 1, 2021)
●	Paul Weedon, Senior Vice-President Exploration (since October 1, 2021; formerly Vice President, Exploration West Africa July 2, 2021 to September 30, 2021)
●	Eric Chapman, Senior Vice-President, Technical Services (since October 2021; formerly Vice-President, Technical Services from January 1, 2017 to September 30, 2021),
●	Paul Criddle, former Chief Operating Officer, West Africa (from July 2, 2021 until his resignation on September 30, 2022)

(herein together referred to as “NEOs”).

Base Salary

In establishing levels of cash and equity-based compensation, the Company considers the executive’s performance, level of expertise, responsibilities, and comparable levels of remuneration paid to executives of other companies of similar size, development and complexity within the mining industry. Fortuna believes that it is not always appropriate, however, to place full reliance on external salary surveys because of the years of service and experience of the Company’s executive team and the specific circumstances of the Company. The base salaries for the CEO and the CFO are reviewed by the Compensation Committee and any increase is recommended to the Board at the beginning of a fiscal year. Base salaries for the other NEOs are assessed and set by the CEO.

The Compensation Committee continues to monitor competitive conditions including executive retention risks, and reviewed the GGA Reports in respect of executive officers base salaries for 2022. In 2022, as a result of Fortuna’s transformational acquisition of Roxgold, which significantly changed the Company’s structure, and expanded its scope of business and operations, geographic diversity and geopolitical complexity, the base salaries and short-term incentive program targets were increased. See page B-7. Prior to 2022, the base salaries of the prior year NEOs had not been increased since 2019, and in 2021 were increased by 3% (except that the base salary of the Senior Vice-President, Technical Services was increased by 23% in line with benchmark sources).

Annual Performance-Based Cash Incentives

Based on the recommendations of the Compensation Committee, the Board will approve the bonus target and form of scorecard for each of the CEO and CFO. The CEO will approve the bonus target and form of scorecard for each Chief Operating Officer and Senior Vice-President and will evaluate the performance of those individuals. Notwithstanding the foregoing, the Board has the discretion to adjust the amounts of annual performance-based cash incentives based on a recommendation by the Compensation Committee.

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In 2022, the Board, on the recommendation of the Compensation Committee, approved an annual cash bonus plan for the executive officers as was similarly approved in 2021 and in 2019, prior to the COVID-19 pandemic. These annual performance-based cash incentives include the following variables:

●	Target levels: A percentage of base salary which takes into account the executive’s level of expertise and responsibilities, as well as comparable levels of remuneration of peer comparator companies.

●	Scorecard Result. A measure of performance based on the achievement of personal and corporate objectives during the fiscal year. Both personal and corporate objectives are defined for each executive of the Company.

Target Levels

Taking into consideration the information and recommendations of the 2022 GGA Report (including Fortuna’s transformational acquisition of Roxgold, which significantly changed the Company’s structure, and expanded its scope of business and operations, geographic diversity and geopolitical complexity), the Compensation Committee recommended, and the Board approved, an increase in the bonus target levels for the Company’s 2022 NEO’s annual performance-based cash incentive (except for the former Chief Operating Officer, West Africa whose target level was maintained as 70%) as follows:

NEO	Target Annual Performance-Based Cash Incentive (% of Base Salary)	Corporate Objectives as a Percentage of Total Individual Performance Objectives for 2022
CEO	100%	100%
CFO	80%	75%
COO, Latin America	805	60%
Senior VP, Exploration	70%	60%
Senior VP, Technical Services	70%	60%
Former COO, West Africa(1)	80%	80%

Note:

(1)	Mr. Criddle resigned as Chief Operating Officer, West Africa effective as of September 30, 2022, and therefore did not receive a regular annual bonus for 2022.

2022 Scorecards – Achievement Factors and Results

Each NEO’s annual performance-based cash incentive includes corporate and personal objectives. The corporate objectives that were set for 2022 include environmental, social and governance targets which had a weighting of 35% of total objectives. The corporate objectives for the NEOs other than Cesar Velasco, and the results for 2022 for all NEOs, are set out in the table below. Mr. Velasco’s corporate objectives are focused on the Company’s Latin American operational results, and include Financial 20%; Operational (production and costs) 45%, and ESG (safety, environment, social, climate change, and ESG framework and ratings) 35%.

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2022 Corporate Objectives and Results

Category and Weight	Sub Category	Sub Weight	KPI	Minimum (Incentive at 50%)	Target (Incentive at 100%)	Maximum (Incentive at 150%)	Note	2022 Results	Incentive Score
Financial 10%	Financial	10.0%	Free Cash Flow (FCF)[1]	FCF = $ 70M	$ 88M - $ 124M	FCF ≥ $ 141M	Target range based on guidance range. Minimum and Maximum calculated +-10% deviation from guidance midpoint	FCF: $80M	78%
Operational 30%	Production	4.0%	Ag production	Ag production = 5.8M oz	6.2M - 6.9M oz	Ag production ≥ 7.1M oz	Target range based on guidance range. Minimum and Maximum calculated +-10% deviation from guidance midpoint	Production (Ag): 6.9Moz	100%
		11.0%	Au production	Au production = 234k oz	244k - 280k oz	Au production ≥ 294k oz	Target range based on guidance range. Minimum and Maximum calculated +-10% deviation from guidance midpoint	Production (Au): 259k oz	100%
	Costs	15.0%	Global total AISC[2]	AISC = $1480 /oz Au Eq.	$1360 - $1120 /oz Au Eq.	AISC ≤ 1030 /oz Au Eq.	Target range based on guidance range. Minimum and Maximum calculated +-10% deviation from guidance midpoint. Excludes corporate G&A	Global AISC: $1,290/oz Au Eq	100%
Growth 25%	Séguéla Project Construction	12.5%	Schedule performance index (SPI)	SPI = 0.86	0.96 - 1.00	SPI ≥ 1.05	Minimum target - Project on track to be completed in Q3 2023 Target - Project on track to be completed in Q2 2023 Maximum target - Project completed ahead of schedule	SPI: 0.99	100%
		12.5%	Cost performance index (CPI)	CPI = 0.95	0.98 - 1.00	CPI ≥ 1.02	Minimum target - Tracking over budget / up to $9.5M additional contingency to be used (5% over budget) Target - On budget / budgeted contingency used Maximum target - Below budget	CPI: 1.03	150%

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ESG 35%	Safety[3]	5.0%	Safety Leading activities	Less than 85% of the safety inspections done and 75% corrective actions implemented on time	85% ≤ Inspections done ≤ 100% and 75% ≤ corrective actions implemented on time ≤85%	More than 85% corrective actions implemented on time		2,709 safety inspection executed. 82% corrective actions implemented	0%
		5.0%	TRIFR	TRIFR > 4.87	3.65 - 4.87	TRIFR < 3.65	TRIFR target for 2022 is at 4.06. Range constructed as follows: Target 100%:-10% for more bonus and +20% for less bonus. Threshold and Maximum is around 50% of target cap and floor, respectively	TRIFR: 2.32	0%
	Environment[4]	5.0%	Environmental Leading activities	Less than 80% of the environmental inspections done	80% ≤ inspections done ≤ 100%	More than 100% of the environmental inspections done		More than 100% of the environmental inspections (1,304 real vs. 624 target)	150%
	Social[5]	5.0%	# communities engagement activities	Less than 80% of the engagement activities done	80% ≤ engagement activities done ≤ 100%	More than 100% of the engagement activities done		More than 100% of the engagement activities done (1,006 real vs. 488 target)	150%
	Climate Change	5.0%	Implementation of Climate Change strategy	Below expectations	Meets expectations	Above expectations	Based on 2022 work plan implementation (as approved by the Board in January 2022)	Meets expectations	100%
	ESG framework & ratings	10.0%	Implementation of ESG Framework & ratings agencies assessment	Below expectations	Meets expectations	Above expectations	Based on 2022 work plan implementation (as approved by the Board in January 2022)	Exceeds expectations	150%
100%		100.0%					CPI Result 2022	104%

Notes:

1.	FCF: Metal prices on actual results will be normalized if lower than budget and left unadjusted if higher, as long as both production and opex targets are met.
2.	Cost: Ag Eq ratios fixed as follows: Au:Ag = 77.3, Au:Pb = 0.81, Au:Zn = 0.63
3.	If fatality occurs at any company location, entire Safety metric default to 0.
4.	If a significant spill occurs at any company location, Environment metric default to 0.

Significant spills: Any type of spill that have a level of consequence equal or above Moderate according to the Corporate Risk Matrix concerning the Environmental and/or Reputational aspects.

5.	If a significant dispute occurs at any company location, Social metric default to 0.

Significant disputes: Any type of dispute that have a level of consequence equal or above Important according to the Corporate Risk Matrix concerning the Community and/or Reputational aspects

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The personal objectives and performance results for each of the NEOs for 2022 are as follows:

NEO	Objectives	Weighting	2022 Achievement	2022 Rating
CEO	Corporate Performance	100%	104%	104%
CFO	Corporate Performance Personal Performance	75% 25% 100%	104% 100% OVERALL ACHIEVEMENT RATING:	78% 25% 103%
COO Latin America	Corporate Performance Personal Performance	80% 20% 100%	92% 98% OVERALL ACHIEVEMENT RATING:	73% 20% 93%
SVP Exploration	Corporate Performance Personal Performance	60% 40% 100%	104% 83% OVERALL ACHIEVEMENT RATING:	62% 33% 95%
SVP Technical Services	Corporate Performance Personal Performance	60% 40% 100%	104% 98% OVERALL ACHIEVEMENT RATING:	62% 39% 101%
Former COO West Africa(1)	Corporate Performance Personal Performance	80% 20% 100%	N/A N/A OVERALL ACHIEVEMENT RATING:	N/A N/A N/A

Note:

(1)	Mr. Criddle resigned as Chief Operating Officer, West Africa effective as of September 30, 2022, and therefore did not receive a regular annual bonus in 2022.

Annual Performance-Based Cash Incentives Awarded for Fiscal 2022 Performance

The 2022 Corporate Objectives and Results (refer to pages B-13 and B-14) on which the annual performance-based cash incentives were awarded for fiscal 2022 performance.

The Company included production from the Yaramoko Mine for the full year of 2022. The contribution to production resulted in record gold production for the year of 259,427 ounces, a 25% increase over 2021. Construction at the Séguéla Project advanced during 2022 in accordance with the project timeline and budget, despite worldwide supply chain challenges, so that by the end of December 2022 it was almost 90% complete. The Project remains on track for first gold pour in May 2023. One of the Company’s sustainability objectives related to health and safety was not met due to the fatality at the Lindero Mine in January 2022. As a result, and in line with our pay-for-performance philosophy, the entire safety metric defaulted to zero for all NEOs. Based on lessons learned from health and safety events, the Company continued to roll out its health and safety management plan across the organization and added some programs and systems such as the critical risk management system and new corporate standards. The consolidated lost time injuries, total recordable frequency injury rate and lost time injury frequency rate all reduced in 2022 compared to 2021.

The Company had zero significant spills and zero significant disputes with local communities at its operations. The Company made significant efforts in 2022 to strengthen its commitment and approach to sustainability by disclosing its commitments towards the reduction of greenhouse gas emissions and the transition to a lower carbon economy under a formal Position Statement, and by its continued implementation of its ESG Framework. The targets for cost performance related to construction at the Séguéla Project, environmental and social targets were exceeded during the year which led to the achievement of a maximum incentive of the respective targets.

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Based on the foregoing factors, and on the personal performance of our NEOs for 2022, annual performance-based cash incentives for the financial year ended December 31, 2022 were determined in March 2023 and paid to NEOs as follows:

NEO	Annual Performance-Based Cash Incentive Amount		Achievement Level Percentage
Jorge Ganoza Durant, President & CEO	$712,400		104%
Luis Ganoza Durant, CFO	$403,760		103%
Cesar Velasco, COO, Latin America	$293,465		93%
Paul Weedon, Senior VP, Exploration	$503,576	(1)	95%
Eric Chapman, Senior VP, Technical Services	$257,707		101%
Paul Criddle, former COO, West Africa	$378,979	(2)	N/A

Notes:

(1)	Of this amount, $232,877 was Mr. Weedon’s annual performance-based bonus and $270,699 was a retention payment pursuant to the Roxgold Acquisition.
(2)	As Mr. Criddle resigned as Chief Operating Officer, West Africa effective as of September 30, 2022, he did not receive an annual performance-based bonus, but did receive the above-noted amount as a retention payment pursuant to the Roxgold Acquisition.

Forward-Looking 2023 Performance Targets

The Company has maintained the categories and weighted allocations of the short-term incentive Corporate Performance Indicators for NEOs for 2023 as they were in 2022 (see pages B-13 and B-14). This includes a weighting of 35% of the total objectives to environmental, social and governance targets. In 2022, an allocation of 5% was included as a climate change sub-category and an allocation of 10% was given to the ESG framework and ratings sub-category. For 2023, the climate change sub-category has been increased to 7.5%, and the ESG framework and ratings sub-category has been replaced with a GISTM category with an allocation of 7.5%.

2023 NEO Performance Objectives:

The following table sets out the weighting of each NEO’s short-term incentive of the 2023 Corporate Performance Objectives set out above:

NEO	Weighting of 2023 Corporate Performance Objectives
Jorge Ganoza Durant, President & CEO	100%
Luis Ganoza Durant, CFO	80%
Cesar Velasco, COO, Latin America	80%
Paul Weedon, Senior VP, Exploration	70%
Eric Chapman, Senior VP, Technical Services	70%
Paul Criddle, Former COO, West Africa (1)	N/A

Note:

(1)	Mr. Criddle resigned as Chief Operating Officer, West Africa effective as of September 30, 2022.

Medium- and Long-Term Incentives

Stock Option Plan

The Stock Option Plan is designed to be competitive within the natural resource industry, and its objective is to align the interests of the Company’s personnel with shareholders by linking compensation to the longer-term performance of Common Shares, and to provide our personnel with a significant incentive to continue and increase their efforts in advancing the Company’s operations. Incentive stock options have been a significant component of executive compensation as it allows the Company to reward each individual’s efforts to increase shareholder value without requiring the use of the Company’s cash reserves.

Incentive options were granted annually from the establishment of the Stock Option Plan in 2011 through 2015, and in 2017 and 2018. However, during the years ended December 31, 2019 to 2022, no stock options were granted. No stock options were exercised by NEOs in 2022.

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When stock options are granted, they generally have a term of five years and have a vesting restriction of 50% exercisable after one year and 100% exercisable after two years from the date of grant. Upon vesting, the holder of an option is free to exercise and sell the underlying Common Shares subject to applicable securities laws. It is the Company’s policy to not re-price outstanding stock options.

The Company does not have a policy in respect of holding or retention periods for exercised stock options.

Since 2013, non-executive directors are no longer granted incentive stock options, rather they receive equity-based compensation through DSUs.

The Stock Option Plan was approved by the shareholders on May 26, 2011, as subsequently amended and restated effective March 1, 2015. The material terms of the Stock Option Plan are summarized as follows:

1.	options may be granted under the Stock Option Plan to such directors, officers, employees and service providers of Fortuna or its subsidiaries as the Board may from time to time designate;
2.	the Stock Option Plan reserves a maximum of 12,200,000 Common Shares for issuance on exercise of options (representing 4.204% of the issued and outstanding Common Shares as at December 31, 2022);
3.	Fortuna currently has options outstanding to purchase 7,551 Common Shares (0.003% of Fortuna’s current issued share capital) and as a result of option exercises and cancellations since the Stock Option Plan was established, the total number of Common Shares underlying options that are currently available for future grants is 2,942,978 (1.012% of Fortuna’s current issued share capital). Such options do not include the Legacy Options which entitle the holders to purchase up to 127,350 common shares of Fortuna;
4.	the number of options granted to independent directors in any 12 month period cannot exceed 1% of Fortuna’s total issued and outstanding securities (the Company has not issued stock options to independent directors since 2013);
5.	the number of Common Shares reserved for issuance to any one individual in any 12 month period may not exceed 5% of the issued capital, unless Fortuna has obtained disinterested shareholder approval;
6.	the number of Common Shares underlying options: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of Fortuna, at any time, under the Stock Option Plan, or when combined with all of Fortuna’s other security-based compensation arrangements, cannot exceed 10% of Fortuna’s total issued and outstanding securities, respectively;
7.	the minimum exercise price of an option shall not be less than the closing price of the Common Shares as traded on the Toronto Stock Exchange (the “TSX”) on the last trading day immediately preceding the date of the grant of the option, provided that in the event that the Common Shares are not listed on the TSX at the time of the grant, the option exercise price shall not be less than: (i) the price allowed by any other stock exchange or regulatory authority having jurisdiction, or (ii) if the Common Shares are not listed for trading on any other stock exchange, the fair market value of the Fortuna Shares as determined by the Board;
8.	the exercise price of an option may not subsequently be reduced;
9.	options will be granted for a period of up to 10 years, subject to extension in the event of a self-imposed “black out” or similar period imposed under any insider trading policy or similar policy of the Company (in such case the end of the term of the options will be the tenth business day after the end of such black out period), and may have vesting restrictions if and as determined by the Board at the time of grant;
10.	options are non-assignable and non-transferable;
11.	unless otherwise determined by the Board, a vested option is exercisable for up to 90 days from the date the optionee ceases to be a director, officer, employee or service provider of Fortuna or of its subsidiaries, unless: (i) such optionee was terminated for cause, in which case the option shall be cancelled, or (ii) if an optionee dies, the legal representative of the optionee may exercise the option for up to one year from the date of death;
12.	unless otherwise determined by the Board, if an optionee’s employment or service with Fortuna is terminated by Fortuna without cause, by the optionee for “Good Reason” (as defined in the Stock Option Plan) or due to disability or death, a portion of the unvested options held by such optionee shall immediately vest according to a set formula;

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13.	unless otherwise determined by the Board, where an optionee’s employment is terminated by Fortuna within 12 months after a change of control of Fortuna, the optionee resigns for Good Reason within 12 months after a change of control, or if the optionee dies while performing his or her regular duties as a director, officer and/or employee of Fortuna of its subsidiaries, then all of his or her outstanding options shall immediately vest;
14.	the Stock Option Plan contains a provision that allows the Board to amend the Stock Option Plan, without shareholder approval, in such manner as the Board, in its sole discretion, determine appropriate. The Board may make amendments: for the purposes of making formal minor or technical modifications to any of the provisions of the Stock Option Plan; to correct any ambiguity, defective provisions, error or omission in the provisions of the Stock Option Plan; to change any vesting provisions of options; to change the termination provisions of the options or the Stock Option Plan; to change the persons who qualify as eligible directors, officers, employees and service providers under the Stock Option Plan; to add a cashless exercise feature to the Stock Option Plan; and to extend the term of any option previously granted under the Stock Option Plan. However, shareholder approval shall be obtained to any amendment to the Stock Option Plan that results in an increase in the number of Common Shares issuable pursuant to the Stock Option Plan, an extension of the term of an option, any amendment to remove or exceed the insider participation limit discussed in paragraph 6 above, or amendments to the amending provision in the Stock Option Plan;
15.	there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in Fortuna’s corporate structure or capitalization; and
16.	Fortuna may withhold from any amount payable to an optionee such amount as may be necessary so as to ensure that Fortuna will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions.

Share Unit Plan

Overview

In November 2010, the Board, on the recommendation of the Compensation Committee, established the Share Unit Plan which initially provided for the granting of RSUs only, but was amended in March 2015 to include PSUs. The purposes of the Share Unit Plan are to promote a greater alignment of interests between officers and employees of the Company and the shareholders of the Company, to associate a portion of officer and employee compensation with the returns achieved by shareholders of the Company over the medium term, and to attract and retain officers and employees with the knowledge, experience and expertise required by the Company. The Board may award such number of RSUs or PSUs (“Share Units”) to an eligible officer or employee (a “Grantee”) to provide appropriate equity-based compensation for the services that he or she renders to the Company.

In 2017, the Board approved, on the recommendation of the Compensation Committee, and the shareholders subsequently ratified, amendments to the Share Unit Plan which permit the Board to grant RSUs and PSUs that will be settled in Common Shares, or a mix of Common Shares and cash, rather than purely in cash. The purpose of these amendments was to better align executive compensation with the interests of the Company’s shareholders, to reduce the mark-to-market effect of cash-settled Share Units on the Company’s financial results, and to bring the terms of the Company’s Share Units in line with those granted by its peers.

On April 20, 2020, the Board approved, on the recommendation of the Compensation Committee, and the shareholders subsequently ratified, an amendment to the Share Unit Plan which reduced the number of shares that can be issued upon vesting of Share Units at the time of grant from 5% to 2.25%. This amendment was made to better align the Share Unit Plan with governance best practices.

The number of Common Shares issuable under the Share Unit Plan is limited to a fixed maximum percentage of 2.25% of the issued and outstanding Common Shares from time to time, provided that, in combination with all other security-based compensation arrangements of the Company, the aggregate number of Common Shares issuable thereunder will not exceed 10% of the issued and outstanding Common Shares from time to time. The maximum number of Common Shares issuable under the Share Unit Plan to insiders of the Company, in combination with all other security-based compensation arrangements of the Company, at any time will not exceed 10% of the issued and outstanding Common Shares, and the number of securities to be issued to insiders of the Company pursuant to such arrangements within any one-year period will not exceed 10% of the issued and outstanding Common Shares. The maximum number of Common Shares issuable under the Share Unit Plan to any one individual, together with any Common Shares issuable pursuant to any other security- based compensation arrangement of the Company, will not exceed 2% of the total number of issued and outstanding Common Shares from time to time which equaled 5,804,439 Common Shares as at December 31, 2022. The Share Unit Plan also requires that shareholder approval be obtained for certain amendments in accordance with the requirements of the TSX, including in the event of an increase in the maximum number of Common Shares issuable under the Share Unit Plan or an extension of the expiry date for the Share Units granted under the Share Unit Plan (see “Amendments” below for further details).

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As at the date of this Circular, an aggregate of 1,896,991 Common Shares are issuable pursuant to share-settled Share Units granted under the Share Unit Plan (0.652% of the Company’s current issued share capital) and as a result of the settlement of Share Units and cancellations since the Share Unit Plan was established, the total number of Common Shares underlying Share Units that are currently available for future grants is 4,647,869 (1.598% of the Company’s current issued share capital). Such Share Units do not include the Legacy Share Units (see “Legacy Share-Based Compensation Plans” below) which entitle the holders on settlement to an aggregate of up to 406,487 common shares of Fortuna or their cash equivalent.

Eligible Participants

Participation in the Share Unit Plan is restricted to employees and officers of the Company or an affiliate of the Company (each, an “Eligible Participant”).

Transferability

The rights or interests, including Share Units, of a Grantee under the Share Unit Plan may not be assigned, transferred or alienated in any way (other than to the beneficiary or estate of a Grantee, as the case may be, upon the death of the Grantee).

Administration of the Plan

The Share Unit Plan permits the Board to grant awards of Share Units to an Eligible Participant. Upon vesting, the Share Units give the Grantee a right to payment in cash in an amount equal to the fair market value of the vested Share Unit on the date of payment, less any withholding taxes. Share Units granted after the adoption of the amendments to the Share Unit Plan approved in 2017, which have vested, may be paid out in Common Shares, cash or a combination of Common Shares and cash equal to the fair market value of the vested Share Unit on the date of payment. “Fair market value” means, with respect to any particular date, the average closing price for a Common Share on the TSX on the five trading days immediately prior to that date.

Share Units shall expire if they have not vested prior to the expiry date of the Share Unit as established by the Board, which shall be no later than December 31 of the third calendar year following the end of the year in which the services to which the grant of such Share Unit relates (or where such services straddle two calendar years, the first calendar year in which the services to which the grant of such Share Units relates) were rendered. In addition, PSUs will be terminated to the extent that the performance objectives or other vesting criteria have not been met.

If a Grantee’s employment or service with the Company is terminated due to the voluntary resignation of the Grantee, then all Share Units granted to such person which have not vested prior to their resignation shall be forfeited and cancelled, and any vested Share Units credited to the Grantee’s account shall be paid out to such person as soon as practicable.

If a Grantee’s employment or service with the Company is terminated by the Company without cause, by such person for “good reason” (such as a demotion, a reduction in pay or a required relocation) or due to a disability or such person’s retirement, then: 1) such person shall be entitled to a pay out of that portion of PSUs that have vested as of the termination date, and all unvested PSUs shall be forfeited and cancelled; and 2) a fraction of such person’s unvested RSUs shall immediately vest in proportion to the number of days that such person was actively employed between the grant date and the termination date, with the remainder of the unvested RSUs held by such person being forfeited and cancelled. Any vested Share Units credited to the Grantee’s account as of the termination date shall be paid out to such person as soon as practicable.

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If a Grantee is terminated for cause, such person’s Share Units, whether vested or unvested, shall be forfeited and cancelled as of the termination date. If a Grantee’s employment or service with the Company is terminated by the Company within 12 months of the occurrence of a change of control, or such person terminates his or her employment for “good reason” within 12 months after a change of control occurs, then all outstanding Share Units which have not vested shall immediately vest and be paid out.

If a Grantee’s employment or service with the Company is terminated due to the death of such person, then: 1) such person’s beneficiaries shall be entitled to be paid out that portion of the PSUs that have vested, and all unvested PSUs shall be forfeited and cancelled; and 2) a fraction of such person’s unvested RSUs shall immediately vest in proportion to the number of days that such person was actively employed between the grant date and his or her date of death, with the remainder of the unvested RSUs held by such person being forfeited and cancelled. Any vested Share Units credited to the Grantee’s account as of the date of his or her death shall be paid out to such person’s beneficiaries as soon as practicable. Notwithstanding the foregoing, if a Grantee’s employment or service with the Company is terminated due to his or her death while performing his or her regular duties as an officer or employee of the Company, then all outstanding Share Units which have not vested shall immediately vest and be paid out to such person’s beneficiaries.

Vesting of Share Units

Share Units vest at the discretion of the Board, in which the vesting schedule is generally fixed at the time of grant by the Board. We believe that deferment of some components of compensation through the application of vesting schedules and performance goals supports retention of executives and long-term alignment with shareholder value. Accordingly, equity awards vest 20% after one year, 30% after two years, and 50% after three years, and each vesting of PSUs is subject to fulfillment of performance goals by each vesting date.

Payment of Share Units

Share Units granted after the adoption of the 2017 amendments to the Share Unit Plan which have vested, may be paid out in Common Shares, cash or a combination of Common Shares and cash equal to the fair market value of the vested Share Unit on the date of payment. Share Units are paid upon each vesting date in Common Shares, cash or a mix of Common Shares and cash, at the Board’s discretion, in an amount equal to the fair market value of the Share Units; however, the payout of PSUs is also subject to satisfaction of performance criteria.

Dividends

Share Units are not considered to be Common Shares of the Company under the Share Unit Plan, and do not entitle a Grantee to dividends.

Fractional Entitlements

No fractional Common Shares may be issued under the Share Unit Plan, before or after the amendments described hereunder.

Amendments

The Share Unit Plan may be amended, suspended or terminated by the Board, in whole or in part, at any time; provided, however, that no such amendment shall, without the consent of the Eligible Participants affected by the amendment, adversely affect the rights accrued to such Eligible Participants with respect to Share Units granted prior to the date of the amendment.

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Notwithstanding the foregoing, shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(a)	an increase in the maximum number of Common Shares issuable under the Share Unit Plan;
(b)	an amendment to the individuals designated as Eligible Participants under the Share Unit Plan;
(c)	an extension of the expiry date for Share Units granted under the Share Unit Plan;
(d)	an amendment that would permit a Share Unit to be transferable or assignable, other than by will or the laws of descent and distribution; or
(e)	an amendment to the amendment provisions contained in the Share Unit Plan.

Legacy Share-Based Compensation Plans

In connection with the closing of the Roxgold Acquisition, Fortuna issued certain replacement options (“Legacy Options”) and assumed certain share units (“Legacy Share Units”) which continue to be governed by the terms of the stock option plan of Roxgold dated March 5, 2020 (as amended) (the “Legacy Option Plan”) and the restricted share unit plan of Roxgold dated December 18, 2012 (as amended) (the “Legacy RSU Plan”). As of the date of this Circular, there are 127,350 outstanding Legacy Options exercisable for 127,350 Common Shares and 406,487 outstanding Legacy Share Units that eligible for settlement for 406,487 Common Shares or the cash equivalent. The Company does not intend to make any subsequent grants of securities under the foregoing plans.

Summary of Legacy Option Plan

The board of directors of Roxgold adopted the Legacy Option Plan dated effective April 30, 2009, which was subsequently amended and restated on March 5, 2020 and ratified and/or amended, as applicable, by the shareholders of Roxgold at the 2013, 2014, 2015, 2016, 2019 and 2020 annual and special meetings. The material terms of the Legacy Option Plan are summarized as follows:

1.	the Legacy Option Plan is administered by the Board, or if the Board so designates, a committee of the Board appointed in accordance with the Option Plan;
2.	all options granted under the Legacy Option Plan shall expire not later than that date which is 5 years from the date such options were granted;
3.	following the termination of an optionee’s employment, directorship, consulting agreement or other qualified position other than for cause, unless otherwise determined by the Board of the Company at the time of grant, or by the Board with the consent of the optionee at any time prior to expiry of an option, optionee shall have the right to exercise the option under the Legacy Option Plan for a period of 90 days;
4.	an option granted under the Legacy Option Plan will terminate on the earlier of one year following the death of the optionee and the option’s regular expiry date;
5.	the exercise price to each optionee for each option shall be determined by the Board but shall not, in any event, be less than the “market price” of the Shares as traded on the TSX, or such other price as may be agreed to by the Company and accepted by the TSX;
6.	the Board has the authority to amend the terms of the Legacy Option Plan, subject to the approval of the TSX and, if required, the approval of the shareholders of the Company;
7.	if the Company is in blackout period at the time the options expire that prevent the optionee from exercising those options, the Board has the authority to extend the terms of the options;
8.	an option granted under the Legacy Option Plan shall not be transferable or assignable by an optionee other than by will or other testamentary instrument or the laws of succession and may be exercisable during the lifetime of the optionee only by such optionee;
9.	in the event of a reorganization of the Company or the amalgamation, merger or consolidation of the shares of the Company, the Board shall make such appropriate provisions for the protection of the rights of the optionee as it may deem advisable; and
10.	options granted to senior executives will vest one-third (1/3) on each of the 12, 24 and 36 month anniversaries of the grant.

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Summary of Legacy RSU Plan

The board of directors of Roxgold adopted the Legacy RSU Plan dated effective December 18, 2012, which was subsequently ratified and/or amended, as applicable, by shareholders of Roxgold at the 2013, 2014, 2016, 2017 and 2019 annual and special meetings. The material terms of the Legacy RSU Plan are summarized as follows:

1.	the Legacy RSU Plan is administered by the Board. The Board has the authority to delegate all of its powers and authority under the Legacy RSU Plan to the Compensation Committee or to another committee of the Board;
2.	legacy RSUs are akin to the legacy DSUs and “phantom shares” that track the value of the underlying Common Shares but do not entitle the recipient to the actual underlying Common Shares until such legacy RSUs vest. The Legacy RSU Plan permits the Board to grant awards of legacy RSUs to legacy RSU grantees;
3.	upon vesting, the legacy RSUs will be, subject to any requisite approval of the shareholders and any stock exchange upon which the Common Shares of the Company are listed, converted on a one-for-one basis for freely tradable, non-restricted shares; otherwise, legacy RSUs will be settled through a cash payment equal to the fair market value of the legacy RSUs as of the date of vesting;
4.	the Board has the discretion to stipulate the length of time for vesting and to determine various performance objectives based on certain business criteria as a pre-condition to a legacy RSU vesting. Any performance objectives to be met are established by the Board at the time of grant of the legacy RSU. Legacy RSUs shall expire if they have not vested prior to an expiry date to be set by the Board, which shall be no later than the end of the third year following the grant date of the legacy RSUs, and will be terminated to the extent the performance objectives (in whole or in part, as applicable) or other vesting criteria have not been met. Legacy RSUs may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of (other than to the legacy RSU grantee’s beneficiary or estate, as the case may be, upon the death of the legacy RSU grantee) during the vesting period;
5.	legacy RSUs will remain outstanding and vest in accordance with their terms notwithstanding the subsequent termination of employment of a legacy RSU grantee, unless the legacy RSU grantee is terminated by the Company with cause, in which case all unvested legacy RSU awards of the legacy RSU grantee will be forfeited and cancelled without payment unless the Board determines otherwise. In the event of a change of control of the Company and the subsequent termination of the legacy RSU grantee, or a decrease or diminishment of the legacy RSU grantee’s duties, the legacy RSUs will immediately vest and legacy RSU award will be paid out. Upon resignation of a participant, legacy RSUs for which performance and other vesting criteria have been met will remain outstanding, and all other legacy RSUs will be forfeited for no consideration unless the Board otherwise determines;
6.	the Board may, at any time and from time to time, amend, suspend or terminate the Legacy RSU Plan as to any Common Shares of which legacy RSU awards have not been made, subject to the restrictions set forth in the Legacy RSU Plan; and
7.	legacy RSUs granted under the Legacy RSU Plan are non-transferable and may not be pledged or assigned or encumbered in any way and are not subject to attachment or garnishment, except that if a recipient dies the legal representatives of the recipient will be entitled to receive the amount of any payment otherwise payable to the recipient under the Legacy RSU Plan.

Annual Burn Rate

In accordance with the rules of the TSX, the table below sets out the Company’s annual burn rate in respect of Options and Share Units granted during the past three fiscal years (“Burn Rate”). The Burn Rate is expressed as a percentage and is calculated by dividing the number of Options and Share Units granted during the relevant fiscal year by the weighted average number of the Fortuna Shares outstanding for the year. The information in the table below does not include the Legacy Options or the Legacy Share Units.

Year	Stock Options		Share Settled Units		Total		Weighted Average Common Shares Outstanding
	Granted	Burn Rate	Granted	Burn Rate	Granted	Burn Rate
2022	N/A	N/A	824,768	0.28%	824,768	0.28%	291,281,088
2021	N/A	N/A	1,196,012	0.50%	1,196,012	0.50%	237,997,561
2020	N/A	N/A	815,220	0.47%	815,220	0.47%	174,992,940

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PSUs Granted in 2022

On March 25, 2022, the Board approved the following grants of PSUs (the “2022 PSUs”) to the NEOs listed in the table below, which are subject to performance targets related 50% to three-year Total Shareholder Return and 50% to Return on Assets, which is intended to further align management of our business with long-term shareholder interest:

NEO	No. of 2022 PSUs
Jorge Ganoza Durant, President & CEO	220,116
Luis Ganoza Durant, CFO	88,175
Cesar Velasco, COO, Latin America	71,080
Paul Weedon, Senior VP, Exploration	58,237
Eric Chapman, Senior VP, Technical Services	58,094
Paul Criddle, Former COO, West Africa	78,043

The 2022 PSUs are subject to the corporate performance and time-vesting metrics set out below:

Vesting/Payout Date	Amount Vested	Performance Targets
12 months from grant	20%	See the 2022 Corporate Performance Targets table below
24 months from grant	30%	See the 2022 Corporate Performance Targets table below
36 months from grant	50%	See the 2022 Corporate Performance Targets table below

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The 2022 PSUs are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets. See the table below.

2022 PSUs - Corporate Performance Targets
Category	Weight	Vesting	Sub Weight	Minimum (Multiplier=50%)	Target (Multiplier=100%)	Maximum[1] (Multiplier=200%)	Note
TSR	50%	-----	50%	-750 bps	0 bps	+750 bps	Rolling 3-year TSR against GGA Primary Peer Group

Growth: Seguela[2]	50%	Year 1 (2023)	25%	SPI = 0.86	0.96 ≤ SPI ≤ 1.00	SPI ≥ 1.05	SPI: Schedule performance index Minimum - Project on track to be completed in Q3 2023 Target - Project on track to be completed in Q2 2023 Maximum - Project completed ahead of schedule
			25%	CPI = 0.95	0.98 ≤ CPI ≤ 1.00	CPI ≥ 1.02	CPI: Cost performance index Minimum - Tracking over budget / up to $9.5M additional contingency to be used (5% over budget) Target - On budget / budgeted contingency used Maximum - Below budget
		Year 2 (2024)	25%	First gold pour in July 2023	First gold pour between May 2023 and June 2023	First gold pour in April 2023
			25%	CAPEX ≥ 182M	$168M ≤ CAPEX ≤ $179M	CAPEX ≤ $165M
		Year 3 (2025)	25%		Deliver feasibility study for Séguéla expansion by Q3 2024		Multiplier greater or less than 100% will be on a discretionary basis
			25%	Plant throughput stays at a rate of 1.25 Mtonnes per year	Increase plant throughput to a rate of 1.50 Mtonnes per year	Increase plant throughput to a rate of 1.65 Mtonnes per year

Notes:

1.	Multiplier greater or less than 100% will be calculated on a pro-rata based on limits corresponding to each range. Multiplier for results below Minimum equals Nil.
2.	Seguela: Multiplier ≥ 100% payable as long as Fortuna rolling 3-year TSR ≥ 100%.

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First Tranche Vesting of 2022 PSUs for Fiscal 2022 Performance

The corporate achievement results for 2022 are as follows:

Corporate Performance Goals	2022 Result		Weighting	2022 Rating
Total shareholder return vs. peer group	-200 bps		50%	43.3333%
Growth: Seguela	SPI: Schedule performance index Minimum - Project on track to be completed in Q3 2023 Target - Project on track to be completed in Q2 2023 Maximum - Project completed ahead of schedule	SPI: 0.99	25%	25%
	CPI: Cost performance index Minimum - Tracking over budget / up to $9.5M additional contingency to be used (5% over budget) Target - On budget / budgeted contingency used Maximum - Below budget	CPI: 1.03	25%	25%
			100%	93.3333%

As set forth above, the Company’s corporate objectives for 2022 with respect to growth at Séguéla were achieved. The total shareholder return for 2022 was slightly below our peer group TSR, so a rating of 43.3333% out of a possible 50% was applied.

Based on the 93.3333% achievement of the 2022 Corporate performance Targets, the number of Common Shares issued on the vesting of the first tranche of the 2022 PSUs represents a reduction from 20% to 18.6667% of the PSUs eligible to be vested. Therefore, on March 25, 2023, an aggregate of 92,529 Common Shares were issued to NEOs for the first tranche of the 2022 PSUs eligible for vesting, and 6,611 PSUs were forfeited, as follows:

NEO	Maximum 20% Vest	Performance Payout Percentage	Final No. of PSUs Vested	No. of PSUs Forfeited
Jorge Ganoza Durant, President & CEO	44,023	18.667%	41,088	2,935
Luis Ganoza Durant, CFO	17,635	18.667%	16,459	1,176
Cesar Velasco, COO Latin America	14,216	18.667%	13,268	948
Paul Weedon, Senior VP, Exploration	11,647	18.667%	10,870	777
Eric Chapman, Senior VP, Technical Services	11,619	18.667%	10,844	775
Paul Criddle, Former COO West Africa[1]	15,608	N/A	N/A	15,608

Note:

1.	Mr. Criddle resigned as Chief Operating Officer, West Africa effective as of September 30, 2022, and therefore all of his 2022 PSUs were cancelled.

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Performance Graphs

Total Shareholder Return

The following graph compares the total cumulative shareholder return over the past five fiscal years, for $100 invested in Common Shares at the beginning of the period with the cumulative total return of the S&P / TSX Composite Index and the S&P / TSX Global Mining Index. With the acquisition in 2021 of Roxgold and its gold producing Yaramoko Mine and development-stage Séguéla gold Project, the Company’s share price performance may be increasingly influenced by the price of gold. The performance of the Company’s Common Shares set out below does not necessarily reflect future price performance.

Total Shareholder Return Performance Graph

$180
$160
$140
$120
$100
$80
$60
$40
$20
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	2017	2018	2019	2020	2021	2022
Fortuna Silver Mines Inc	$100.00	$76.22	$80.64	$159.45	$75.30	$77.59
S&P/TSX Composite Index	$100.00	$91.11	$111.96	$118.23	$147.89	$139.25
S&P/TSX Global Mining Index	$100.00	$93.72	$113.95	$140.76	$143.74	$150.48

The Company has experienced significant and steady operational growth over the past five years, evolving to its current position as a global intermediate gold and silver producer with four operating mines and its construction of a fifth mine nearing completion. Significant accomplishments during the past several years include the construction of and commencement of commercial production at the Lindero Mine, and the acquisition of Roxgold which resulted in strong financial results for 2021 based on record production from the Company’s four operating mines in Argentina, Burkina Faso, Mexico and Peru. This growth in the Company’s operations occurred while challenges relating to COVID-19 and the extension of the San Jose Mine environment impact authorization were overcome by focussed management committees and execution.

One of the Company’s main focuses for 2022 was the construction of. an open pit gold mine at the Séguéla Project in Côte d’Ivoire. Construction advanced during 2022 in accordance with the project timeline and budget, despite worldwide supply chain challenges and inflationary pressures. The Séguéla Project was 29% complete at the end of 2021 and construction continued on time during the year, so that by the end of December 2022 it was almost 90% complete. The Séguéla Project remains on track for first gold pour in May 2023.

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In order to support the Company’s goal of managing costs during fluctuating market conditions, management compensation levels for 2017 and 2018 were unchanged from 2015, other than a slight increase made in 2018 to the annual base salary of our CFO. Annual base salaries of our senior executives increased by 3% in 2019, were unchanged in 2020, and were increased by 3% in 2021, other than a 23% increase made in 2021 to the annual base salary of our Senior VP, Technical Services. In 2022, annual base salaries of the CEO and CFO increased 8% and 18%, respectively, to better align with our peers.

Growth Metrics

The Compensation Committee has evaluated the Company’s relative performance of various key business growth metrics including EBITDA, revenue and gold production. As illustrated below, the metrics reflect that 2022 was a year of steady performance for the Company.

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NEO Profiles

JORGE GANOZA DURANT, Chief Executive Officer

AT RISK PAY - 78%

	2022	2021	2020
Base salary	$685,000	$637,000	$618,000
Annual incentive	$712,400	$637,000	$440,016
Share Units	$1,650,778	$3,969,626	$1,421,600
Stock Options	$0	$0	$0
Total Direct Compensation	$3,048,178	$5,243,626	$2,479,616

Share Ownership (December 31, 2022)
Target	Target Value	Total Acquisition Value	Target Met
3x base salary	$2,055,000	$11,840,323	✓

LUIS GANOZA DURANT, Chief Financial Officer

AT RISK PAY - 68%

	2022	2021	2020
Base salary	$490,000	$414,000	$401,700
Annual incentive	$403,760	$351,383	$272,051
Share Units	$661,275	$1,398,348	$567,110
Stock Options	$0	$0	$0
Total Direct Compensation	$1,555,035	$2,163,731	$1,240,861

Share Ownership (December 31, 2022)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$980,000	$4,824,776	✓

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CESAR VELASCO, Chief Operating Officer, Latin America

AT RISK PAY - 68%

	2022	2021[1]	2020[1]
Base salary	$390,174	$308,333	N/A
Annual incentive	$293,465	$239,438	N/A
Share Units	$533,069	$24,750	$26,165
Stock Options	$0	$0	$0
Total Direct Compensation	$1,217,248	$572,521	$26,165

Share Ownership (December 31, 2022)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$390,714	$291,314	*

* Goal was met in March 2023.

Note:

1.	Mr. Velasco was appointed as Chief Operating Officer Latin America on September 1, 2021. Prior to then, Mr. Velasco was employed as Country Head, Peru.

PAUL WEEDON, Senior VP, Exploration

AT RISK PAY - 75%

	2022	2021[1]	2020[1]
Base salary	$310,926	$134,713	N/A
Annual incentive	$503,576	$164,765	N/A
Share Units	$436,755	$722,835	N/A
Stock Options	$0	$0	N/A
Total Direct Compensation	$1,251,257	$1,022,313	N/A

Share Ownership (December 31, 2022)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$310,976	$556,510	✓

Note:

1.	Mr. Weedon has been employed by Fortuna since July 2, 2021, firstly in the position of Vice President, Exploration West Africa until September 30, 2021, and more recently as Senior Vice President Exploration from October 1, 2021 to date.

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ERIC CHAPMAN, Senior VP, Technical Services

AT RISK PAY - 66%

	2022	2021	2020
Base salary	$363,069	$306,533	$240,680
Annual incentive	$257,707	$174,645	$109,822
Share Units	$435,683	$936,697	$229,041
Stock Options	$0	$0	$0
Total Direct Compensation	$1,056,459	$1,417,876	$579,543

Share Ownership (December 31, 2022)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$363,069	$2,334,212	✓

PAUL CRIDDLE, Former Chief Operating Officer, West Africa

AT RISK PAY - 77%

	2022	2021[1]	2020[1]
Base salary	$288,324	$189,852	N/A
Annual incentive	$378,979	$253,477	N/A
Share Units	$585,290	$1,619,150	N/A
Stock Options	$0	$0	N/A
Total Direct Compensation	$1,252,593	$2,062,479	N/A

Share Ownership (December 31, 2022)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	N/A	N/A	N/A

Note:

1.	Mr. Criddle was employed by Fortuna from July 2, 2021 in the position of COO, West Africa, and resigned as of September 30, 2022.

The above-noted information regarding Total Direct Compensation includes the value of all equity awards at the time of grant (regardless of vesting provisions) but does not include any increase or decrease in the award values as at the vesting/payout dates due to increases or decreases in the Company’s stock prices. Such amounts are reflected under the heading “All Other Compensation” in the table below.

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Summary Compensation Table

The Company’s operations expanded significantly in 2021 as a result of the Roxgold Acquisition and subsequent integration of Roxgold’s operations. In 2021 and 2022, the Company restructured its senior executive team to meet its leadership needs in Latin America and West Africa, and at the corporate level.

The following summarizes all compensation paid or payable to NEOs during the fiscal years ended December 31, 2022, 2021 and 2020:

					Non-Equity Annual
					Incentive Plan Compensation
Name and	Fiscal		Share- based Awards	Option- based	Annual Incentive	Long-term Incentive	All Other Compensation	Total
Principal Position	Year	Salary	(1)	Awards	Plans(2)	Plans	(3)	Compensation
Jorge Ganoza Durant(4)	2022	$685,000	$1,650,778	N/A	$712,400	Nil	$426,218	$3,474,396
CEO	2021	$637,000	$3,969,626	N/A	$637,000	Nil	$36,686	$5,280,312
	2020	$618,000	$1,421,600	N/A	$440,016	Nil	$35,699	$2,515,315

Luis Ganoza Durant	2022	$490,000	$661,275	N/A	$403,760	Nil	$176,880	$1,731,915
CFO	2021	$414,000	$1,398,348	N/A	$351,383	Nil	$22,253	$2,185,984
	2020	$401,700	$567,110	N/A	$272,051	Nil	$79,385	$1,320,246

Cesar Velasco(5)	2022	$390,714	$533,069	N/A	$293,465	Nil	$23,260	$1,240,508
COO, Latin America	2021	$308,333	$24,750	N/A	$239,438	Nil	$2,734	$575,255
	2020	$285,049	$26,165	N/A	$50,017	Nil	$21,842	$383,074

Paul Weedon	2022	$310,926	$436,755	N/A	$503,576	Nil	$17,454	$1,268,711
Senior VP, Exploration	2021	$134,713	$731,211	N/A	$164,765	Nil	Nil	$1,030,689
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Eric Chapman)	2022	$363,069	$435,683	N/A	$257,707	Nil	$74,656	$1,131,115
Senior VP, Technical	2021	$306,533	$936,697	N/A	$174,645	Nil	$40,688	$1,458,564
Services	2020	$240,680	$229,041	N/A	$109,822	Nil	$18,357	$597,900

Paul Criddle(6)	2022	$288,324	$585,290	N/A	$378,979	Nil	$89,789	$1,342,382
Former COO, West	2021	$189,852	$1,637,912	N/A	$253,477	Nil	Nil	$2,081,241
Africa	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

1.	The 2022 amounts represent the grant date fair market value of cash-settled RSUs and share-settled PSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$4.88. Certain of the grant date values were calculated in CAD$ and translated to US$ at the 2022 year average exchange rate of CAD$1.00 = US$0.7684. The accounting fair value of the RSUs is also based on the market price at the time of grant, but the amount recorded is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2022. The accounting fair values for cash-settled RSUs were calculated in CAD$ and translated to US$ at the exchange rate at December 31, 2022 of CAD$1.00 = US$0.7369. The accounting fair values for share-settled PSUs were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate. The total accounting fair values for 2022 are $1,685,916 for Jorge Ganoza Durant, $675,351 for Luis Ganoza Durant, $544,417 for Cesar Velasco, $597,748 for Paul Weedon, $444,954 for Eric Chapman, and $446,050 for Paul Criddle.

The performance metrics for the 2022 PSUs relate solely to three-year Total Shareholder Return (50%) and Return on Assets (50%) (see page B-23 – “PSUs Granted in 2022”). The grant date fair market value of the 2022 PSUs is $856,250 for Jorge Ganoza Durant, $343,000 for Luis Ganoza Durant, $276,500 for Cesar Velasco, $511,356 for Paul Weedon, $276,500 for Eric Chapman, and $685,263 for Paul Criddle, of which NIL 2022 PSUs had vested or been paid as of December 31, 2022.

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The 2021 amounts represent the grant date fair market value of cash-settled RSUs and share-settled PSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$7.90. Certain of the grant date values were calculated in CAD$ and translated to US$ at the 2021 year average exchange rate of CAD$1.00 = US$0.7976. The accounting fair value of the RSUs is also based on the market price at the time of grant, but the amount recorded is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2021. The accounting fair values for cash-settled RSUs were calculated in CAD$ and translated to US$ at the exchange rate at December 31, 2021 of CAD$1.00 = US$0.7888. The accounting fair values for share-settled PSUs were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate. The total accounting fair values for 2021 are $1,299,058 for Jorge Ganoza Durant, $453,052 for Luis Ganoza Durant, $15,948 for Cesar Velasco, $1,168,145 for Paul Weedon, $309,226 for Eric Chapman, and $521,491 for Paul Criddle.

The 2020 amounts represent the grant date fair market value of cash-settled and share-settled RSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$3.32. Certain of the grant date values were calculated in CAD$ and translated to US$ at the 2020 year average exchange rate of CAD$1.00 = US$0.7456. The accounting fair value of the RSUs is also based on the market price at the time of grant, but the amount recorded is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2020. The accounting fair values for cash-settled RSUs were calculated in CAD$ and translated to US$ at the exchange rate at December 31, 2020 of CAD$1.00 = US$0.7854. The accounting fair values for share-settled RSUs were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate. The total accounting fair values for 2020 are $1,160,853 for Jorge Ganoza Durant, $463,089 for Luis Ganoza Durant, $42,914 for Cesar Velasco, and $120,635 for Eric Chapman.

2.	Amounts represent bonuses earned for the applicable year, other than in 2022, Paul Weedon was paid a regular annual bonus of $232,877 and, pursuant to the Roxgold Acquisition, a retention payment of $270,699, and Paul Criddle received only a retention payment pursuant to the Roxgold Acquisition.

3.	Includes health and life insurance premiums paid on behalf of NEOs; contributions to a registered retirement savings plan established effective January 1, 2019 for executive officers and employees who are resident in Canada; unused vacation paid out, if applicable; and where the sum of an RSU and PSU, as applicable, and the amounts of previous payouts made for that RSU or PSU equals an amount that is in excess of the previously disclosed grant fair value of that RSU or PSU, that excess amount is included.

For 2021, includes grant value of retention RSUs and PSUs granted to Paul Weedon and Paul Criddle pursuant to the Roxgold Acquisition.

4.	Jorge Ganoza Durant does not receive any compensation in his capacity as a director of the Company. In response to comments received from proxy advisory firms, and to better align with the practices of our peers, the executive employment agreement of the CEO was amended in 2022 to reflect that the compensation payable by the Company to the CEO upon a change of control of the Company was reduced from 3x annual base salary and annual target bonus, to 2x annual base salary and annual target bonus. In consideration for the reduction in the severance amount payable, the Company paid $975,000 to the CEO, which payment represents approximately 71% of the amount the CEO would otherwise have received prior to the change in his change of control entitlements.

Each of Cesar Velasco, Paul Weedon and Paul Criddle was designated as a NEO based on his compensation paid for the fiscal year 2022. Paul Weedon and Paul Criddle became employees and/or officers of the Company on July 2, 2021 pursuant to the Roxgold Acquisition. Cesar Velasco was appointed an officer of the Company on September 1, 2021, and prior to that, he held the position of Country Head, Peru.

5.	Each of Cesar Velasco, Paul Weedon and Paul Criddle was designated as a NEO based on his compensation paid for the fiscal year 2022. Paul Weedon and Paul Criddle became employees and/or executive officers of the Company on July 2, 2021 pursuant to the Roxgold Acquisition. Cesar Velasco was appointed an executive officer of the Company on September 1, 2021, and prior to that, he held the position of Country Head, Peru.

6.	Paul Criddle resigned as an executive officer of the Company effective September 30, 2022.

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Incentive Plan Awards to NEOs

The following sets forth the details of incentive stock options to purchase Common Shares of the Company and Share Units held by NEOs as at December 31, 2022:

	OPTION BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price (1)	Option Expiration Date	Value of Unexercised In-The- Money Options (1)(2)	Value Vested During the Year (3)	Market Value of Share Units Vested During the Year (4)	Market Value of Vested Share Units Not Paid Out (5)	No. of Share Units Not Vested	Market Value of Share Units Not Vested (5)
Jorge Ganoza Durant	221,863	$4.57	Mar. 18, 2023	N/A	N/A	$2,139,833	N/A	1,244,757	$917,261
Luis Ganoza Durant	114,240	$4.57	Mar. 18, 2023	N/A	N/A	$663,311	N/A	473,778	$349,127
Cesar Velasco	Nil	N/A	N/A	N/A	N/A	$16,586	N/A	150,587	$110,968
Paul Weedon	Nil	N/A	N/A	N/A	N/A	$2,969,884	N/A	221,396	$163,147
Eric Chapman	Nil	N/A	N/A	N/A	N/A	$287,049	N/A	281,378	$207,347
Paul Criddle(6)	127,350	$2.37	Mar. 31, 2024	$175,384	N/A	$3,536,939	N/A	Nil	N/A

Notes:

1.	All option-based awards and share-based awards are made in CAD$. The option exercise price, and values of unexercised in- the-money options are converted to US$ using the exchange rate at December 31, 2022 of CAD$1.00 = US$0.7369.

2.	Calculated using the closing price of the Common Shares on the Toronto Stock Exchange at December 31, 2022 of CAD$5.09 (US$3.75) less the exercise price of in-the-money stock options.

3.	No stock options vested during 2022.

4.	The values of share units vested during the year for Jorge Ganoza Durant, Luis Ganoza Durant, Cesar Velasco and Eric Chapman are converted to US$ based on the 2022 year average exchange rate of CAD$1.00 = US$0.7684, and is calculated based on the number of share units times the average closing price of the Company’s Common Shares on the Toronto Stock Exchange for the five days preceding the respective dates of vesting (March 15, 2022 was CAD$5.45 (US$4.19); April 20, 2022 was CAD$5.46 (US$4.20); and April 27, 2022 was CAD$4.83 (US$3.71)). Also includes the value of certain share units held by Jorge Ganoza Durant which vested prior to 2022 but were paid out during 2022, which is calculated based on the number of share units times the closing price of the Company's Common shares on the Toronto Stock Exchange one day preceding the date of payout, which was CAD$3.76 (US$2.89).

The values of share units granted by the Company in 2021 and vested during 2022 for Paul Weedon and Paul Criddle are converted to US$ based on the 2022 year average exchange rate of CAD$1.00 = US$0.7684. These values are calculated based on the number of share units times the average closing price of the Company’s Common Shares on the Toronto Stock Exchange for the five days preceding the date of vesting (July 2, 2022 was CAD$3.93 (US$3.03)).

The values for Paul Weedon include $2,779,697 for share units granted by Roxgold and converted to Fortuna share units pursuant to the Roxgold Acquisition. The values for Paul Criddle include $3,230,531 for share units granted by Roxgold and converted to Fortuna share units pursuant to the Roxgold Acquisition. These values are calculated based on the weighted volume average trading price of the Company's Common Shares on the Toronto Stock Exchange for the five days prior to April 26, 2021, being the date the Company announced its proposal to complete the Roxgold Acquisition, which was CAD$9.6459 (US$7.41).

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5.	The values of share units not vested are converted to US$ based on the exchange rate at December 31, 2022 of CAD$1.00 = US$0.7369, and are calculated based on the number of share units times the closing price of the Company’s Common Shares on the Toronto Stock Exchange at December 31, 2022 of CAD$5.09 (US$3.75).
6.	All outstanding RSUs and PSUs held by Paul Criddle on the date of his resignation as an executive officer of the Company on September 30, 2022 were cancelled unvested and unpaid.

Management Contracts / Termination and Change of Control Benefits

The Company has entered into employment agreements with each of its current NEOs, all of which include change of control provisions. The change of control provisions recognize that the NEO is integral to the operation and continued development of the Company and therefore requires protection from disruption of his employment in the event of a change of control of the Company. In addition, all employment agreements with its current NEOs provide that on termination without cause, any outstanding stock options or RSUs will vest on a pro-rated basis. This is consistent with the direction of market practice and governance best practices. PSUs do not vest on termination except in the event of a change of control.

The employment agreements also provide that if, as a result of a change of control of the Company, the NEO is terminated or the change of control results in a reduction in his level of authority, responsibility, title or reporting relationship, a reduction in certain components of his compensation, or a change of his primary work location, then he will be entitled to severance pay.

A description of each employment agreement is set out below.

Jorge Ganoza Durant, President and Chief Executive Officer

Pursuant to an employment agreement dated effective January 1, 2015, as subsequently amended, the Company paid to Jorge Ganoza Durant in 2022 an annual base salary of $685,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ganoza will be entitled to severance pay equal to 24 months’ annual salary. If Mr. Ganoza chooses to terminate his contract, he is required to give six months’ notice to the Company.

If, on December 31, 2022, Mr. Ganoza had been terminated without cause, 135,045 Common Shares for payout of vested RSUs, and $2,433,874 (comprised of $1,370,000 for 2x annual base salary and $1,063,874 for payout of vested RSUs) would have been payable to him. Effective January 1, 2022, the change of control severance payable to Mr. Ganoza was reduced from 3x annual base salary and annual target bonus, to 2x annual base salary and annual target bonus. If a change of control of the Company had occurred, 782,383 Common Shares for payout of vested RSUs and PSUs, and $4,473,903 (comprised of $1,370,000 for 2x annual base salary, $1,370,000 for 2x an assumed 100% bonus, and $1,733,903 for payout of vested RSUs and PSUs) would have been payable to him.

Luis Ganoza Durant, Chief Financial Officer

Pursuant to an employment agreement dated effective January 1, 2015, as subsequently amended, the Company paid to Luis Ganoza Durant in 2022 an annual base salary of $490,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ganoza will be entitled to severance pay equal to 18 months’ annual salary. If Mr. Ganoza chooses to terminate his contract, he is required to give six months’ notice to the Company.

If, on December 31, 2022, Mr. Ganoza had been terminated without cause, 85,003 Common Shares for payout of vested RSUs, and $1,160,037 (comprised of $735,000 for 1.5x annual base salary and $425,037 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 288,925 Common Shares for payout of vested RSUs and PSUs, and $2,457,199 (comprised of $980,000 for 2x annual base salary, $784,000 for 2x an assumed 80% bonus, and $693,199 for payout of vested RSUs and PSUs) would have been payable to him.

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Cesar Velasco, Chief Operating Officer, Latin America

Pursuant to an employment agreement dated effective September 1, 2021, as subsequently amended, the Company paid to Cesar Velasco Durant in 2022 an annual base salary of $395,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Velasco will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Velasco chooses to terminate his contract, he is required to give three months’ notice to the Company.

If, on December 31, 2022, Mr. Velasco had been terminated without cause, Nil Common Shares for payout of vested RSUs, and $526,634 (comprised of $395,000 for 1x annual base salary and $131,634 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 71,080 Common Shares for payout of vested RSUs and PSUs, and $1,404,151 (comprised of $790,000 for 2x annual base salary, $316,000 for 2x an assumed 80% bonus, and $298,151 for payout of vested RSUs and PSUs) would have been payable to him.

Paul Weedon, Senior Vice-President, Exploration

Pursuant to an employment agreement effective October 8, 2018 entered into with Roxgold Inc., and as assumed by the Company on July 2, 2021 and as subsequently amended, the Company paid to Paul Weedon in 2022 an annual base salary of AUD$503,200. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Weedon will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Weedon chooses to terminate his contract, he is required to give 90 days’ notice to the Company.

If, on December 31, 2022, Mr. Weedon had been terminated without cause, Nil Common Shares for payout of vested RSUs, and AUD$803,274 (comprised of AUD$503,200 for 1x annual base salary and AUD$300,074 for payout of vested RSUs) would have been payable to him.

Eric Chapman, Senior Vice-President, Technical Services

Pursuant to an employment agreement dated effective January 1, 2017, as subsequently amended, the Company paid to Eric Chapman in 2021 an annual base salary of CAD$472,500. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits and change of control of the Company. In the event of termination without cause, Mr. Chapman will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Chapman chooses to terminate his contract, he is required to give three months’ notice to the Company.

If, on December 31, 2022, Mr. Chapman had been terminated without cause, $20,789 Common Shares for payout of vested RSUs, and CAD$760,664 (comprised of CAD$472,500 for 1x annual base salary and CAD$288,164 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred,181,003 Common Shares for payout of vested RSUs, and CAD$1,786,659 (comprised of CAD$945,000 for 2x base salary, CAD$330,750 for 1x an assumed 70% bonus, and CAD$510,909 for payout of vested RSUs and PSUs) would have been payable to him.

Paul Criddle, Former Chief Operating Officer, West Africa

Pursuant to an employment agreement effective February 11, 2019 entered into with Roxgold Inc., and as assumed by the Company on July 2, 2021 and as subsequently amended, Paul Criddle was entitled to be paid an annual base salary in 2022 of AUD$578,000. The agreement had no fixed expiry date and contained provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Criddle would have been entitled to severance pay equal to 12 months’ annual salary. Mr. Criddle resigned effective September 30, 2022.

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Director Compensation

Up until 2009, the non-executive Directors of the Company were primarily compensated by way of directors’ fees and stock options. In 2010, the Company commenced granting DSUs (described below) to the non-executive directors, and since 2013, ceased the granting of stock options to such directors.

Deferred Share Unit Plan

The Board, on the recommendation of the Compensation Committee, established a Deferred Share Unit Plan (the “DSU Plan”) the purposes of which are to promote a greater alignment of interests between non-executive Directors and the shareholders of the Company; and to provide a compensation system for non-executive Directors that, together with any other compensation mechanisms of the Company, reflects the responsibility, commitment and risk accompanying Board membership.

The Board may award such number of DSUs to an eligible Director to provide appropriate equity-based compensation for the services he or she renders to the Company. Unless otherwise determined by the Board, DSUs vest immediately and a Director’s entitlement to payment of such DSUs is not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

DSU’s are paid in cash and only upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the Director from the Board; (ii) the date of death of the Director; or (iii) the date of removal of the Director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise; and on which date the Director is not an employee of the Company or any of its affiliates.

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of DSU, upon the occurrence of a change of control, all outstanding DSUs will become fully vested. The aggregate number of DSUs outstanding pursuant to the DSU Plan must not exceed 1% of the number of issued Common Shares in the Company outstanding from time to time.

In 2022, the Board approved a maximum grant value of CAD$90,000 for DSUs to each of its non-executive directors and CAD$115,000 to its non-executive Chairman of the Board. Except for Ms. Harcourt and Ms. Seetaroo, who were appointed to the Board on July 2, 2021 and June 27, 2022 respectively, each such director had achieved the share ownership guidelines and was accordingly provided with the right to elect to receive up to 50% of their DSU value in the form of an immediate cash payment, with the balance in DSUs. Details of the DSU grants and cash payments are set out in the table on page B-38.

Retainer Fees

The cash compensation paid to non-executive directors consists of annual retainer fees and for 2022 were as follows:

Board Member	$85,000
Plus, as applicable:
Chair of the Board	$75,000
Audit Committee Chair	$23,000
Audit Committee Member	$8,000
Compensation Committee Chair	$18,000
Compensation Committee Member	$6,000
Corporate Governance and Nominating Committee Chair	$15,000
Corporate Governance and Nominating Committee Member	$5,000
Sustainability Committee Chair	$15,000
Sustainability Committee Member	$5,000

Effective April 1, 2015, Jorge Ganoza Durant is not paid any compensation, including annual retainer and meeting fees, in his capacity as a director of the Company.

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Effective January 1, 2023, the following annual retainer fees have been amended to be as follows:

Board Member	$89,000
Plus, as applicable:
Chair of the Board	$78,000
Audit Committee Chair	$24,000
Audit Committee Member	$8,500
Compensation Committee Chair	$19,000
Compensation Committee Member	$6,250
Corporate Governance and Nominating Committee Chair	$16,000
Corporate Governance and Nominating Committee Member	$5,250
Sustainability Committee Chair	$16,000
Sustainability Committee Member	$5,250

Director Compensation Table

The following summarizes all cash compensation paid to the Directors who were not NEOs of the Company during the fiscal year ended December 31, 2022:

Name	Director Fees Earned		Share- based Awards(1)	Option- based Awards	All Other Compensation	Total Compensation
David Laing	$226,250		$84,744	N/A	Nil	$310,994
Mario Szotlender	$145,661	(2)	$33,161	N/A	$69,156(3)	$247,977
David Farrell	$157,500		$66,321	N/A	Nil	$223,821
Alfredo Sillau	$130,000		$66,321	N/A	Nil	$196,321
Kylie Dickson	$141,250		$66,321	N/A	Nil	$207,571
Kate Harcourt	$112,500		$66,321	N/A	Nil	$178,821
Salma Seetaroo (4)	$63,760		$33,161	N/A	Nil	$96,921

Notes:

1.	The amounts represent the grant date fair market value of DSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares which was CAD$4.88 (US$3.60) for DSUs granted on March 25, 2022 and CAD$4.06 (US$2.99) for DSUs granted on June 27, 2022. The accounting fair value is calculated based on the year- end market price of the Company’s shares of CAD$5.09 (US$3.75). The accounting fair values of the DSUs are $88,392 for David Laing, $34,590 for Mario Szotlender, $69,176 for each of David Farrell, Alfredo Sillau, Kylie Dickson and Kate Harcourt, and $33,161 for Salma Seetaroo. All amounts were calculated in CAD$ and translated to US$ at the 2022 year end exchange rate of CAD$1.00 = US$0.7369.
2.	Includes CAD$45,000 (US$33,161) paid in cash due to Mr. Szotlender's election to receive 50% of his 2022 DSU grant value in cash rather than DSUs.
3.	Mr. Szotlender was paid CAD$90,000 (US$69,156) for corporate development and financial advisory fees which were paid monthly in CAD$ and converted to US$ and recorded on the Company’s books using the 2022 year average exchange rate of CAD$1.00 = US$0.7684.
4.	Salma Seetaroo was appointed as a director of the Company on June 27, 2022.
5.	The relevant compensation information for Jorge Ganoza Durant, a director and NEO, is provided in the “Summary Compensation Table” above.

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Option-Based and Share-Based Awards to the Directors

As at December 31, 2022, there were no DSUs that had not vested. The following table sets forth the details of incentive stock options to purchase Common Shares of the Company and DSUs held by the Directors who were not NEOs of the Company as at December 31, 2022 (all amounts shown in US$):

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value Vested During the Year	Value of Unexercised In-The- Money Options	Market Value of DSUs Vested During the Year (1)(2)(4)	Market Value of Vested DSUs Not Paid Out (3)(4)	No. of DSUs Not Vested (4)	Market Value of DSUs Not Vested (4)
David Laing	Nil	N/A	N/A	N/A	N/A	$84,838	$450,806	N/A	N/A
Mario Szotlender	Nil	N/A	N/A	N/A	N/A	$84,838	$1,110,311	N/A	N/A
David Farrell	Nil	N/A	N/A	N/A	N/A	$66,395	$1,010,516	N/A	N/A
Alfredo Sillau	Nil	N/A	N/A	N/A	N/A	$66,395	$392,730	N/A	N/A
Kylie Dickson	Nil	N/A	N/A	N/A	N/A	$66,395	$360,611	N/A	N/A
Kate Harcourt	Nil	N/A	N/A	N/A	N/A	$66,395	$93,581	N/A	N/A
Salma Seetaroo(5)	Nil	N/A	N/A	N/A	N/A	$33,138	$41,561	N/A	N/A

Notes:

1.	All share-based awards are made in CAD$.
2.	The market value of DSUs vested during the year is converted to US$ using the 2022 year-end exchange rate of CAD$1.00 = US$0.7369, and is calculated as the number of DSUs outstanding times the closing price of the Company’s Common Shares on the Toronto Stock Exchange one day prior to the date of vesting, which was CAD$4.88 (US$3.60) for DSUs granted on March 25, 2022 and CAD$4.06 (US$2.99) for DSUs granted on June 27, 2022.
3.	The value of vested DSUs not yet paid out has been converted to US$ using the 2022 year-end exchange rate of CAD$1.00 = US$0.7369, and calculated as the number of DSUs outstanding times the closing price of the Company’s Common Shares on the Toronto Stock Exchange at December 31, 2022 of CAD$5.09 (US$3.75).
4.	All DSUs were fully vested upon granting but are not realizable until termination.
5.	Salma Seetaroo was appointed as a director of the Company on June 27, 2022.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation Page | B-38

SCHEDULE "C"

Corporate Governance

Introduction	C-1
Environmental, Social and Governance Obligations	C-1
ESG Materiality Assessment	C-3
ESG Site Initiatives	C-4
Biodiversity	C-5
Environment	C-5
Approach to Climate Change	C-6
Tailings Management	C-7
2023 ESG Outlook Summary	C-8
ESG Reporting and Disclosure	C-8
ESG Corporate Policies	C-9
Information Security	C-9
Disclosure of Corporate Governance Practices	C-9
Board of Directors	C-9
Enterprise Risk Management	C-10
Audit Committee C-11 Corporate Governance and Nominating Committee C-11 Compensation Committee	C-11
Sustainability Committee	C-11
Board and Committee Assessments	C-12
Orientation	C-13
Site Visits	C-13
Shareholder Engagement	C-14
Ethical Business Conduct	C-14
Strategic Planning	C-14
Share Ownership Policy	C-15
Diversity	C-16
Director Tenure	C-17
Succession Planning	C-18
Director Attendance Record	C-18
Director Skills and Areas of Experise	C-18

APPENDIX “A” – Board Mandate

Introduction

Following the Company’s acquisition (the “Acquisition”) in July 2021 of Roxgold Inc. (“Roxgold”), 2022 was a significant year for the Company, as it successfully integrated its Latin American and West African operations. The Company now owns and operates four mines in Argentina, Burkina Faso, Mexico and Peru. Its focus in 2022 was on the construction of a fifth mine, an open pit gold mine at the Séguéla gold project in Côte d’Ivoire, which is scheduled to pour first gold in May 2023, on time and on budget.

In terms of governance performance for 2022, key highlights include:

•	Sustainability Report: In May 2022 we published our fourth annual Sustainability Report, prepared in accordance with GRI and SASB Standards, and aligned our climate-related disclosure with the recommendations of the TCFD. (See page C-8)

•	Gender Diversity: increased female representation on the Board from two out of seven directors to three out of eight female directors on the Board (37.5%), which is in excess of the recommendation of the 30% Club. (See pages C-15 and C-16)

•	Enterprise Risk Management: strengthened the Company’s enterprise risk management system by the implementation of a formal Board approved Enterprise Risk Management Policy. (See page C-10)

•	Strategic Plan: updated the Company’s five-year strategic plan. (See page C-14)

•	Corporate Governance Policies: updated corporate governance policies to better align with industry standards. (See page C-9)

•	Climate Change: published its Climate Change Position Statement to articulate the Company’s approach to climate change along with its climate-related commitments. (See page C-6)

•	GISTM: published its Global Industry Standard on Tailings Management (“GISTM”) position statement to articulate the Company’s approach to tailings management along with its implementation commitments. (See page C-7)

Environmental, Social and Governance Obligations

Our Board is committed to continuing to focus on providing effective oversight of the Company’s material risks. It is committed to ensuring that ESG factors, including climate change (See a description of our Climate Change Position Statement on page C-6), occupational health and safety, tailings management (See a description of our GISTM Position Statement on page C-7) and human rights are integrated into the Company’s governance strategy and enterprise risk management processes. ESG metrics account for 35% of our short-term incentive plan metrics for senior executives (see Schedule “B” Statement of Executive Compensation page B-14). The Company has created a Sustainability Committee (the “Sustainability Committee”) to assist in fulfilling our health, safety security, environmental, sustainable development and social responsibility objectives and obligations. Our vision is to be valued by our stakeholders as a sustainable company and a leader in the precious metals industry. Our mission is to create sustainable value through growth of our mineral reserves, metal production and the efficient operation of our assets, while remaining firmly committed to safety, good governance, and social and environmental responsibility.

Five out of eight of the Company’s Directors have health and safety, environment and sustainability expertise, defined as a strong understanding of the operational requirements and leading practices of workplace health and safety, including the requirements for a strong safety culture and sustainable development. In addition, all Directors have human resources experience which is defined as knowledge of sustained succession planning and talent development and retention programs, including executive compensation.

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The Company’s Senior Vice-President Sustainability (SVP Sustainability) has accountability for ESG and sustainability at the Executive leadership team level and reports directly to the CEO. The role of the SVP Sustainability is to lead the Company’s sustainability and ESG strategy development and implementation to maintain the value of our assets and improve the long-lasting quality of the Company operations while meeting key stakeholder expectations. In particular, the SVP Sustainability is responsible for tailings facility safety and for climate-related risks and opportunities management. The Company’s approach is to ensure that each operating subsidiary:

•	Meets corporate standards and performance expectations for each of the pillars of the Company’s Sustainability Framework, while being encouraged to proactively exceed the standard;

•	Presents operational and sustainability strategies, including actions plans, as part of the annual business planning process; and

•	Uses the Sustainability Framework documents and tools to guide action plans.

The SVP Sustainability is supported by Directors of Sustainability for each of Latin America and West Africa. The Directors of Sustainability participate in the development, implementation, and update of our Sustainability Framework, including policies, standards, manuals and guidelines, management system, and training.

The Company has also created an HSSEC Corporate Committee comprising members of management to assist the Company’s senior management in achieving its governance and management objectives in the areas of health, safety, security, environment and the community relations. The responsibilities of the HSSEC Corporate Committee are to:

•	Ensure alignment of corporate sustainability policies, framework, standards, goals and work plans throughout Fortuna and its subsidiaries.

•	Make recommendations to ensure the effective implementation of the corporate sustainability policies, framework, standards, goals, and work plans at operational level.

•	Review health, safety, security, environment and community management programs and their performance.

•	Propose measures to improve the effectiveness of the HSSEC management.

•	Ensure best practices and successful initiatives are shared at all sites.

At the regional level, we have in place the HSSEC Latin America Committee which convenes monthly to discuss our operations in Latin America. The committee consists of the Chief Operating Officer for Latin America, the Vice President for Mining, the Vice President for Operations in Latin America, the heads of each country in Latin America, and the Directors of HSSE and Sustainability for Latin America. A similar committee will be set up in West Africa in 2023.

At the subsidiary level, we undertake a monthly operational and sustainability review, led by the Company’s senior management. Our subsidiary management participates in reviewing operational progress, sustainability data, and performance compared to operational and Sustainability Plan KPIs and targets. At each site, there is a structure or a committee responsible for health, safety, environment, or sustainability factors.

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The Company’s ESG and sustainability governance and management oversight structure is set out below:

ESG Materiality Assessment

Materiality assessment plays an essential role in our sustainability approach because it enables us to prioritize topics that generate the most value for the company and our stakeholders. We updated the comprehensive ESG Materiality Assessment that was undertaken in 2020 to reflect the significant changes to our business in 2021 as a result of the addition of the West African operations. We reviewed the ESG Materiality Assessment in 2022.

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The process we undertook allows us to identify the financially material ESG factors likely to impact company value, and therefore of most interest to our investors and financial stakeholders, as well as identifying the sustainability factors that are of significant interest to our broader stakeholders. The process is summarized below:

Each of our subsidiaries has undertaken stakeholder engagement exercises to identify their stakeholders and their sustainability priorities. Key stakeholders include employees, communities, investors, customers, contractors, suppliers and regional governments. Our subsidiaries engage with stakeholders frequently and through a variety of channels including individual and group meetings, local community offices, email, telephone, opinion polls, site visits, social media, targeted communities and more.

ESG Site Initiatives

Examples of ESG initiatives undertaken in 2022 by our operations in in Latin America and West Africa include:

Lindero Mine (Argentina)

•	Improved local education facilities: Implementation of a “Virtual University Center” at a local school, which included computer room infrastructure and equipment which allows students to enroll in online higher education; construction of heating a system in the elementary school; and welding and gastronomy courses to generate entrepreneurship and job opportunities for residents.

San Jose Mine (Mexico)

•	Sustainable business initiatives:

-	75 agricultural productive projects: vegetable production, pig farming, poultry production, aquaculture, sheep production, traditional agriculture, and greenhouse tomato production.
-	4 training courses to develop producers’ technical skills on pig farming, vegetables, and small ruminant management.
-	Permanent support on economic and cultural development for 41 artisans, including fair trade training, strategic planning, and haute Couture shirts, concluding with the first artisan garment catwalk of San José del Progreso. Additional support is provided for entrepreneurship as advisory on business formalization, registration, and integration on our suppliers’ portal.

Caylloma Mine (Peru)

•	Childhood anemia program: This initiative started in 2021 and continued during 2022 to reduce the prevalence of anemia. It reached 26 families, totaling 101 individuals and successfully reduced to zero the prevalence of severe anemia among those affected.
•	Improvement of the living conditions of families in rural areas: Forty families from the upper and most isolated areas of the district received assistance, by improving floors with wood and reinforcing walls to allow heat to enter and retain heat inside the homes.
•	Scholarship program in alliance with institutions specialized in mining technical education: 14 local people participated.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance Page | C- 4

Yaramoko Mine (Burkina Faso)

•	Local Mining Development Fund (“LMDF”): The dynamic of community development that the mine is committed to supporting is ensured by the implementation of different programs and activities working in synergy such as the Community Investment program, the Cultural Heritage Program, the Community Health and Safety Program, the Local Procurement program, etc. During 2022, we contributed $2.03 million to the LDMF.

•	Biodiversity management program: In 2022, 12,606 trees were donated to local associations and villages surrounding the mine site for planting during the year in pursuit of our objective to plant 10,000 trees via our reforestation campaign.

Séguéla Project (Cote d’Ivoire)

•	Production-for-Production Program (3P): A cornerstone initiative to support the local community in the creation of new or rehabilitation of existing plantations, through reasoned and improved agricultural practices, to achieve a yield per hectare higher than pre-project practice.

•	Livestock Support Program: Recognizing the existence of some local community members livestock breeders and potential farmer-pastoralist conflicts in the project area, this program aims to support the state technical services in charge of livestock in order to improve their management of this sector in accordance with regulatory provisions in place. It is articulated around a contribution in support of their activities of sensitization and potentially (to be defined with the aforementioned services) of studies.

•	Micro-Credit Program: In recognition of the fact that some local community members may not be able to fully participate in the 3P Program, this program seeks to identify such cases for whom a non-agricultural option could be relevant in restoring their livelihoods. It will be based on a partnership with an established microfinance entity, to offer access to micro-credits for livelihood restoration activities according to specific criteria.

Biodiversity

The Sustainability Committee provides oversight of biodiversity, and the Senior Vice President Sustainability has Executive-level responsibility for biodiversity. The HSSEC Corporate Committee ensures the alignment of subsidiary- level environmental initiatives, including biodiversity, through the Sustainability Framework. Each operating mine has a health, safety, security and environment committee responsible for environmental factors, including biodiversity.

Our Environmental Policy is guided by the ISO 14001:2015 Environmental Management Systems Standard. It outlines our commitment to protecting the natural environment wherever we work and our approach to promoting environmental compliance. Our Caylloma and San Jose mines are certified to ISO 14001, and our Lindero and Yaramoko mines are aligned to ISO 14001.

As part of our environmental impact studies, we conduct biodiversity risk and impact assessments. We prepare biodiversity management plans for approval by the local authorities, which describe the existing biodiversity inventory prior to mining operations, and set out a conservation monitoring plan. We monitor plant and animal species included in the International Union for Conservation of Nature (IUCN) Red List of Threatened Species, the Convention on International Trade in Endangered Species (CITES) and local regulations.

Environment

The Company is committed to ensuring that the highest possible standards of environmental management are followed in all areas of its business activities. Environment is one of Fortuna’s core values and is a pillar of our Sustainability Framework. Our Environmental Policy aims to prevent, avoid, minimize, mitigate, and, when appropriate, offset our negative impacts on ecosystems, and to proactively manage environmental risks associated with our activities, with the primary goal of attaining zero harm.

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All phases of the Company’s operations are subject to environmental laws and regulations in the jurisdictions in which it operates, in addition to its own policy and standards. These environmental regulations provide directives and standards to avoid and/or limit spills, releases and emission of various substances related to industrial mining operations that could result in environmental contamination.

The Company conducts regular environmental risk assessments of its operations. The overall objective is to assess key environmental risks and their associated controls and to assess regulatory compliance. Environmental statistics are collected from each of our operations on a monthly basis. To the best of management’s knowledge, the Company complies in all material respects with all environmental laws and regulations applicable to its exploration, development, construction and operating activities, including the renewal of environmental permits where applicable. Targets for environmental management KPIs are set each year and were also one of the factors used in determining management compensation.

In terms of performance, the Company’s environmental management highlights for 2022 are:

•	Zero significant environmental fines

•	Zero tailings dam incidents

•	Zero significant spills

•	Greenhouse gas (“GHG”) emissions intensity per kiloton of processed ore in 2022 comparable to 2021 data at 17.9 tCO2eq/kt

•	Freshwater consumption intensity per ton of processed ore in 2022 comparable to 2021 data at 0.25 m3/t

Approach to Climate Change

On April 7, 2022, the Company disclosed its commitments towards the reduction of GHG emissions and the transition to a lower carbon economy under a formal climate change position statement (the “CC Position Statement”). In the CC Position Statement, the Company recognizes that climate change is a major global challenge that could have significant impacts on operations, host communities, the resources used in production, the economy and society in general. Climate change is a systemic risk with the potential to affect our mine infrastructure and operations; the regulatory frameworks under which we operate; and the demand for the minerals we produce. It is an increasingly important issue for Fortuna’s stakeholders, including investors who are seeking to understand the impact of climate change across their portfolios.

We recognize the current climate change science, supports the goals of the Paris Agreement and the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”). The Company is committed to analyzing the risks and opportunities of climate change on our business activities, to integrating climate change factors into our long-term strategic planning and developing short-term tactical climate change action plans. Our approach to climate change management is guided by three key pillars, which align to the climate change factors that were identified in a Climate Change Materiality Assessment as having the greatest potential to influence the Company’s value: (1) reduce GHG emissions by promoting resource efficiency and increasing the use of renewable energy sources; (2) build resilience to the physical risks of climate change at our operations and projects; and (3) continuously improve the performance of our governance and climate change action plans based on climate change science, regulatory and voluntary frameworks and international standards.

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The Company’s climate change governance is supported by a robust framework that incorporates climate change factors into decision-making, including Board oversight and senior management accountability which is reflected as follows:

•	The Sustainability Committee has oversight of climate change factors.

•	The SVP Sustainability is accountable for identifying, assessing, managing and reporting on climate change factors to senior management and the Board on a regular basis.

•	The HSSEC Corporate Committee is responsible for taking responsibility for the management and performance at the operational level through the implementation of Fortuna’s climate change action plans.

The Company is committed to enhancing the integration of climate-related risks into its enterprise risk management processes to ensure that the unique nature of climate-related risks is appropriately considered and prioritized. The Company will identify and assess climate-related risks and opportunities over the short, medium, and long term, and develop climate change action plans at the corporate level and at site level, based on risk and opportunity assessments.

The main climate change related activities achieved in 2022 were:

•	The inclusion of climate change into the Company’s Enterprise Risk Management system and the mapping of its climate risks.

•	The launch of a study to define the Company’s GHG baseline and reduction opportunities as well as a decarbonization roadmap and/or targets for 2030 and 2050.

In 2023, the Company intends to:

•	continue to monitor the performance of its climate change action plans using appropriate climate-related metrics;

•	finalize the study initiated in 2022 that will identify energy efficiency and decarbonization opportunities and set climate related metrics and targets, including GHG emissions reduction targets; and

•	launch a scenario analysis study to assess the climate related risks and finalize its GHG baseline and reduction opportunities study.

The Company is committed to setting short-term and long-term GHG emissions reduction targets in the near term, as well as other climate-related targets as appropriate, with an emphasis on compliance with TCFD guidelines.

Tailings Management

As part of the Company’s risk management protocols, the Company continually assesses its tailings facility management systems and infrastructures. At the Company’s mine sites a total of seven tailings facilities are under the responsibility of the Company, including five tailings facilities in operation or use, one closed and one under construction. As of December 31, 2022, none of the tailings storage facilities showed any signs of structural damage. On December 21, 2022, the Company published its GISTM position statement (“GISTM Position Statement”), which articulates Fortuna’s approach to tailings management along with its implementation commitments. The objective is to improve the Company’s existing tailings standards which is based on the standards of the Canadian Dam Association and the Australian National Committee on Large Dams, and use GISTM to guide the adaptation to a broader tailings management. Under this refined tailings management approach, the Company commits to adopt GISTM and achieve compliance to applicable GISTM requirements for all new tailings storage facilities (“TSFs”) during their first year of operation. The Company will continue to conduct the necessary studies to assess and fulfill GISTM applicable requirements for all existing TSFs owned and operated by the Company, in order to implement the standards over the next five years and ensure compliance of all applicable requirements of GISTM for all Company owned TSFs by 2027.

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In 2023, the Company intends to finalize the implementation of its TSF governance standard including the implementation of an Independent Tailings Review Board (ITRB), and update and approve a TSF Technical Standard and Water Management Standard.

2023 ESG Outlook Summary

During the last three years, the Company has updated its Sustainability framework and management systems such as its Sustainability and HSSEC Corporate committees, ESG policies, linked ESG short-term incentives to additional material issues such as tailings management, corporate standards, etc., to ensure the continuous improvement of the Company and its ability to manage ESG risks and opportunities and to adapt to stakeholders’ expectations.

In 2023, the Company’s objective from an ESG perspective is to continue the implementation of these initiatives and enhance their performance at the subsidiary level. New programs are expected to be implemented to maintain the increasing level of performance expected by our stakeholders. The main initiatives for 2023 are:

•	Climate Change - the Company intends to conduct climate-related scenario analysis and set short-term and long-term GHG emissions reductions.

•	Tailings management - the Company intends to finalize the implementation of its TSF governance standard including the implementation of an Independent Tailings Review Board (ITRB), and update and approve a TSF Technical Standard and Water Management Standard.

•	Health and safety - the Company intends to focus on the implementation of its Critical Risk Management program in all of its operations and implement its new risk-based leadership program to reinforce a safety culture throughout the organization.

•	Environment - update and/or create new standards related to mine close plans and biodiversity.

•	Community relations - the company intends to improve its grievance mechanisms, community engagement and development standards and practices guidelines.

•	ESG disclosure - the Company intends to refine its ESG data collection and management system and enhance its ESG reporting, through its annual sustainability report and Metals and Mining Industry Standard of the Sustainability Accounting Standards Board (“SASB”) and Task Force on Climate-related Financial Disclosures (“TCFD”) data reporting.

ESG Reporting and Disclosure

The Company measures and discloses its sustainability performance using the SASB, the recommendations of the TCFD, and the Global Reporting Initiative (“GRI”) guidelines.

Management provides reports on sustainability, including updates on environmental social and governance matters, and updates on sustainability key performance indicators to the Board of Directors (“Board”) at least on a quarterly basis through the Sustainability Committee, as well as to its HSSEC Corporate Committee.

Under the Company’s Enterprise Risk Management Program, the Board receives a global corporate risk report and a formal update from the ERM department on a quarterly basis. Environmental, social and governance matters are mapped on the enterprise risk matrix. (See Enterprise Risk Management on page C-10).

In addition, each operating subsidiary provides a report on its sustainability performance as part of its monthly production review, including progress toward operational KPIs corresponding to each of the six sustainability pillars.

On May 2, 2022, the Company announced the release of its fourth annual Sustainability Report (“2021 Sustainability Report”) for the fiscal year ended December 31, 2021 which is available on its website. The 2021 Sustainability Report discloses: material sustainable topics applicable to the Company and its operations; summarizes the actions that the Company is taking in terms of economic, social and environmental sustainability in the Company’s mining operations; and provides detailed information on the Company’s environmental, social, socio-economic and health and safety performance, and compares its environmental, health, social and governance performance against its performance in prior years. The 2021 Sustainability Report was prepared in accordance with GRI and SASB Standards, and its climate-related disclosure was aligned with the recommendations of the TCFD.

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We anticipate publishing our fifth sustainability report for the fiscal year ended December 31, 2022 in June 2023.

ESG Corporate Policies

During and subsequent to the fiscal year ended December 31, 2022, the Company updated certain of its environmental and social governance policies and codes that are essential to its operations, including: the Anti- Corruption Policy; the Board Mandate; the Code of Business Conduct and Ethics and Whistle-Blower Policy; the Community Relations Policy; the Environmental Policy; the Health and Safety Policy, and the Human Rights Policy. In addition, during 2022 the Company adopted a Climate Change Position Statement (see page C-6) and the GISTM Position Statement (see page C-7).

Copies of these policies, the Climate Change Position Statement and the GISTM Position Statement can be found on the Company's website.

Information Security

The Company has established and continues to enhance security controls to protect its information systems and infrastructure. Our goal is to ensure adequate protection of our information assets in accordance with internal policies and controls, business requirements and relevant laws and regulations.

Our Board provides top level oversight of risks relating to our information security and of related policies and practices. Senior management, corporate IT security officer and our corporate Director of Information Technology are responsible for establishing, implementing and maintaining corporate information security policies and standards.

Our business units are responsible for ensuring the implementation of controls and protocols within their respective jurisdictions, led by local IT staff. The senior management team, IT staff, local site management and all personnel are collectively responsible to ensure protection mechanisms are being utilized and followed to prevent unauthorized access to our information systems. Each user of our information systems is responsible for complying with the controls and policies that we establish, and for reporting any potential information security incidents of which they are aware.

We engage in ongoing cybersecurity awareness training including phishing simulation campaigns to develop information security skills for all employees.

Disclosure of Corporate Governance Practices

Pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101"), the Company is required to and hereby discloses its corporate governance practices as follows.

Board of Directors

Since February 2021, our Board has been led by an Independent Chair, David Laing, an experienced mining executive, As Chair of the Board, David also chairs the independent directors' sessions that are held at the end of every board meeting and as may otherwise be required. On June 27, 2022, Salma Seetaroo was appointed as a new director to the Board.

The Chairman of the Board and a majority of the Board is independent. The Board considers David Laing, David Farrell, Alfredo Sillau, Kylie Dickson, Kate Harcourt and Salma Seetaroo to be "independent" according to the definition set out in NI 58-101. Jorge Ganoza Durant is not independent as he is the President and Chief Executive Officer of the Company. Mario Szotlender is not independent as he is paid a consulting fee by the Company.

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All eight of the Company’s Directors have corporate governance expertise, defined as an understanding of the fiduciary, legal and ethical responsibilities of the Board, particularly issues surrounding conflicts of interest, corporate opportunity and insider trading.

The Board must comply with conflict-of-interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. To the best of our knowledge, the Company is not aware of any existing or potential conflicts of interest between the Company or any of its directors or officers that have not been disclosed to the Board, except that some of the Directors serve as directors of other public companies. This information is listed under the profiles of our directors, where applicable, starting on page 4 of this Circular. As at the date of this Circular, no members of the Board served together on the boards (or board committees) of other public companies, except for Mr. Farrell and Ms. Dickson, who are both directors of Hillcrest Energy Technologies Ltd.

Special committees of the Board may be appointed to consider special issues from time to time and in particular, any issues that may involve related party transactions, including as defined and in compliance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. A special committee of the Board may retain outside advisors at the Company’s expense in appropriate circumstances.

The independent directors hold meetings at the conclusion of every board meeting and as otherwise thought fit. At these meetings, non-independent directors and members of management are not in attendance. In 2022, the independent directors met seven times.

The Board has adopted a Corporate Governance Manual which includes the Board mandate and position descriptions for the Chairman and the Chief Executive Officer. The mandate of the Board is set out in Appendix “A” to this Schedule “C”. The Company also has written position descriptions for the Chairs of the Board Committees. The quorum for meetings of the Board and its Committees is a majority of the Directors or Committee members, as applicable.

Enterprise Risk Management

The Board is responsible for the Company’s overall risk oversight. The Company has an Enterprise Risk Management Program in place and maintains a central risk registry. In 2022, the Board approved a formal Enterprise Risk Management Policy. The global risk management program was implemented to ensure consistency in how operating sites and different areas within the Company identify, assess, manage, document and report on risks. All locations follow the same methodology and assess risks (impact and probability) using Fortuna’s Enterprise Risk Matrix. The Company’s risk matrix assesses risks from an operational, financial, reputational, social, occupational health and safety and environmental perspective. As of 2022, the environmental component of the risk matrix includes climate change considerations to ensure proper consideration of this topic while assessing risks.

The risk program is facilitated by the corporate Enterprise Risk Management team and consists of periodical detailed workshops within each area of the operating sites as well as quarterly interviews with site leaders and corporate function owners (e.g., Tailing Management, Technical Services, Finance, etc.). The process follows a bottom-up approach as information flows from local managers to Country Heads, Regional Leadership and Senior Management.

The results of the quarterly risk review are consolidated into a site and regional specific risk reports and distributed to local and regional management. Senior Management and the Board receive a global risk report and a formal update from the ERM department on a quarterly basis.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance Page | C- 10

Audit Committee

Members:	Kylie Dickson (Chair), Alfredo Sillau, David Farrell
Committee Independence:	100%

Under the supervision of the Board, the Company's Audit Committee (the "Audit Committee") has overall responsibility for assisting the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management, the Company's internal and external audit process, and monitoring compliance with the Company's legal and regulatory requirements with respect to its financial statements.

In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company's external auditors and the Board. The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company's financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

The Audit Committee has a written Charter which sets out its mandate and responsibilities. The Charter contains a provision which provides that no member of the Committee shall have served as the CEO of the Company or of an affiliate, within the past five years, or as the CFO of the Company or of an affiliate, within the past three years.

Corporate Governance and Nominating Committee

Members:	David Farrell (Chair), Kylie Dickson, Alfredo Sillau
Committee Independence:	100%

Under the supervision of the Board, the Company's Corporate Governance and Nominating Committee (the “CG&N Committee”) has overall responsibility for developing the Company's approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices. The CG&N Committee is also responsible for identifying and recommending to the Board possible candidates for the Board as necessary, after considering the competencies and skills the Directors as a group should possess and considering the appropriate size of the Board.

The CG&N Committee has a written Charter which sets out its mandate and responsibilities. The Charter contains provisions which provide that:

•	The nomination process section of the Charter reflects that the Committee will consider recommendations on director nominees appropriately submitted by shareholders; and

•	The Composition section of the Charter requires that at least one member of the Committee shall be a woman.

The CG&N Committee is responsible for identifying individuals and recommending to the Board those qualified to become new board members. New nominees must have a track record in general business management, experience in an area of strategic interest to the Company, the ability to devote the time required and a willingness to serve. Recommendations for nominees as appropriately submitted to the CG&N Committee will also be considered as part of the process. The Board adheres to the following process, with the input and advice of the CG&N Committee, prior to nominating or appointing individuals as directors:

•	The Board determines the appropriate size of the Board, with a view to facilitating effective decision- making.

•	The Board considers what competencies and skills the Board as a whole should possess. In doing so, the Board also considers the needs of each committee.

•	The Board assesses what competencies and skills each existing director possesses.

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•	In accordance with the Charter of the CG&N Committee, the Board considers recommendations appropriately submitted by shareholders;

•	In accordance with the Company's Diversity Policy, the Board considers diversity when reviewing potential candidates for appsointment to the Board.

Compensation Committee

Members:	David Farrell (Chair), David Laing, Alfredo Sillau
Committee Independence:	100%

The Company’s Compensation Committee (the “Compensation Committee”) has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers and directors. This Committee approves the corporate goals relevant to the CEO's compensation and evaluates the CEO's performance in light thereof. It also makes recommendations to the Board regarding CEO, CFO and director compensation, bonus plans for management and key employees, and equity-based plans such as incentive stock option and share unit plans.

The Compensation Committee has a written Charter which sets out its mandate and responsibilities. The Charter contains a provision which provides that no member of the Committee shall have served as the CEO of the Company or of an affiliate, within the past five years, or as the CFO of the Company or of an affiliate, within the past three years.

Sustainability Committee

Members:	David Laing (Chair), Mario Szotlender, Kate Harcourt
Committee Independence:	Majority

Under the supervision of the Board, the Company’s Sustainability Committee (the “Sustainability Committee”) is responsible for:

•	reviewing the health, safety, security, environmental, sustainable development and social responsibility policies of the Company;

•	monitor the health, safety, security, environmental, sustainable development and social responsibility performance of the Company; and

•	assess the effectiveness of the Company's health, safety, security, environmental, sustainable development and social responsibility policies and practices.

It also reviews reports from management on the identification, assessment and management of risks relating to health, safety, security, environmental matters and social responsibility matters and reports to the Audit Committee and the Board in respect thereof.

The Sustainability Committee has a written Charter which sets out its mandate and responsibilities. The Charter contains a provision which includes explicit mention of the Committee’s oversight of climate change.

Board and Committee Assessments

The CG&N Committee annually assesses the effectiveness of the Board and how well it is meeting its objectives, and the performance of individual directors. In addition, each Committee conducts an annual assessment of the effectiveness of such Committee and its Chair.

The assessments are conducted through written questionnaires completed by the Committee members. The questionnaires include, as applicable, a Board appraisal, an evaluation of each director's performance, a Committee self-appraisal on responsibility and effectiveness, and an evaluation of the Committee Chair. The Committees then report the results of their reviews to the Board.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance Page | C- 12

In early 2023, an enhanced Board evaluation was conducted, with the annual questionnaires complemented with one-on-one interviews between each director and the Chairman of the CG&N Committee. The interviews focused on the Board as a whole and the supporting work of the committees and included feedback to directors regarding: current performance, strengths, need for improvement, access to management, the sufficiency and risks of blindspots in the information provided to Directors, and strategic and planning initiatives. Upon completion, relevant feedback from the Directors was reported to the rest of the Board and to the Chief Executive Officer in the ongoing effort to strengthen communication lines between Directors and between the Board and management.

While assessment questionnaires are completed annually, the additional interviews are conducted every second year. The next enhanced Board evaluation process will occur in 2025.

Orientation and Continuing Education

Management will ensure that a new appointee to the Board receives the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company's business will be necessary and relevant to each new director. Continuing education for directors is provided as such need arises and open discussion is encouraged at all meetings, a format that fosters learning by the Directors. Each Director of the Company has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director.

As part of the continuing education of directors, management makes regular presentations to the Board on specific aspects of the Company's business or industry that are deemed particularly relevant or important, or on topics that the Board considers to be beneficial. The Company also encourages its directors to attend conferences, seminars or courses on subjects related to their role on the Board or when appropriate Board Committees.

A minimum of three structured additional educational seminars on different topics are arranged for the Directors each year. Topics for presentation are suggested annually by the Directors, and are determined by management in consultation with the Chair of the CG&N Committee.

The Board also receives quarterly reports on ESG trends from external consultants to ensure they remain up to date on the evolutions in the ESG space. In 2022, the Board approved all strategic plans for 2022, budgets and targets, including those related to ESG.

Site Visits

The Directors routinely visit the Company's operations. Site visits were restricted in 2021 due to COVID-19 but recommenced in 2022. In January 2022, the Directors toured the Séguéla gold project in Côte d’Ivoire, the San Jose mine in Mexico in September 2022 and visited the offices of Minera Bateas SAC in Peru in December 2022. The site visits enable the Directors to stay at site and view the operations, meet with local management, employees and contractors. They are also have the opportunity to meet with local community leaders, and to see local company- sponsored education initiatives. Additional site visits by the Directors are planned in 2023.

The Directors receive an in-depth monthly report from management with ad hoc reports delivered as needed. As well, at each of the quarterly meetings of the Board, Directors receive a detailed report and presentation on each of our business units and meet with selected members of regional management.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance Page | C- 13

Shareholder Engagement

The Company recognizes the benefit of regular engagement with its shareholders in order to remain attuned to the shareholders' different perspectives on matters affecting the Company. The Company conducts active shareholder engagement through several means:

•	Investor relations: Direct access to Fortuna´s investor relations representatives is provided on our website and publicly available corporate materials. We encourage outreach and provide timely, transparent, and open discussions regarding the Company´s activities.

•	Quarterly earnings calls: Hosted on-line by our Chief Executive Officer, Chief Financial Officer, and Chief Operating Officers of Latin America and West Africa. Meeting participation details are provided in advance via press release. These calls are open to the public and provide an opportunity for investors, analysts, and media to interact with management. All transcripts and webcasts are archived on our corporate website.

•	Investor and media engagement: 169 in-person and on-line meetings were held in 2022. These include interactions with analysts, investors, trade publications, social media influencers, and traditional media outlets.

•	Institutional and retail investor conferences: We continue to increase in-person attendance post COVID-19. Our Chairman, Chief Executive Officer and representatives of our executive leadership team frequently participate and engage with investors at these conferences.

•	Site tours: Subject to demand, we intend to resume sell- and buy-side mine visits post COVID-19. These tours provide up-close and in-depth access highlighting our operations, culture, and sustainability initiatives, while providing the opportunity to interact with on-site staff.

•	Corporate governance: Our corporate website provides transparent access to our procedures, policies, and whistle-blower channels, which are overseen by our Board. These initiatives guide Fortuna to sustainably operate in the best interests of our people, our communities, and our shareholders. This information is also provided to proxy advisory firms, investors, and advocacy groups on request.

•	Disclosure: All annual and quarterly regulatory filings and news releases are filed on SEDAR at www.sedar.com and EDGAR at www.sec.com. Fortuna also hosts an annual general meeting where shareholders have the opportunity to engage management and vote on corporate matters.

In response to shareholder concerns at our 2022 AGM where he received in excess of 20% withhold votes, Chairman David Laing resigned from an external board in order to allay shareholder concerns regarding over-commitments.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Accordingly, the Board has adopted a Code of Business Conduct and Ethics and Whistle-Blower Policy (the "Code") which has been filed on SEDAR at www.sedar.com and is also available on the Company's website. In addition, the Board must comply with conflict-of-interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In order to monitor compliance with the Code and provide an avenue for stakeholders (employees, officers, directors, suppliers, and customers) to raise concerns and be reassured that they will be protected from reprisals or victimization for whistle-blowing in good faith, the Board has also adopted a Whistle-Blower Policy establishing the procedure for the receipt and treatment of reports by the Company, on a confidential or anonymous basis, regarding accounting, internal controls, auditing matters, disclosure, fraud and unethical business practices, whether submitted by Company employees or third parties. Complaints may be reported to a manager or supervisor, or through the Company's whistle-blower website: http://fortuna.ethicspoint.com. Reports are reviewed by the Company's Audit Committee.

Strategic Planning

Management is responsible for developing and recommending the Company's strategic plan, for approval by the Board and periodically throughout the year. The Board reviews the current and proposed operations of the Company and assesses the strategic plan's strengths, weaknesses and overall results so that the plan can be adjusted as needed in a timely manner.

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As a result of the Roxgold Acquisition in 2021, the approval of the Company’s five-year strategic plan for 2022 to 2026 was delayed until 2022. The Company engaged external consultants to assist in the planning process which was conducted over a period of five months and involved meetings with management and the Board. The result was the adoption of a new strategic plan to cover the period from 2022 to 2026 to secure the long-term growth and value creation for the Company.

The Board approves the annual corporate objectives and budget for the ensuing year and the five-year plan. Management's progress in meeting the strategic and operational goals is reviewed by the Board throughout the year and is considered when determining compensation. As part of their review, the Board believes its role is to balance performance and compliance by ensuring that management's actions are consistent with the strategic goals; reflective of the corporate culture of the Company's business; and in alignment with the Company's risk tolerance.

Share Ownership Policy

Based on a recommendation by the Compensation Committee, the Board adopted in 2016 a Share Ownership Policy, as amended in March 2022, to reflect the completion of the Acquisition and the changes in management structure of the Company, in order to set out share ownership guidelines which will enhance alignment of the interests of directors and executive officers of the Company with its shareholders. Minimum share ownership levels must be achieved within five years.

The CEO is required to hold Common Shares and/or share-settled share units of the Company having a value equal to three times the gross amount of his annual base salary; the CFO is required to hold Common Shares of the Company having a value equal to two times the gross amount of his annual base salary, and each of the Chief Operating Officers and Senior Vice-Presidents must hold Common Shares having a value equal to one times the gross amount of his annual base salary. Non-executive directors are required to hold Common Shares and/or DSUs of the Company having a value equal to three times the gross amount of their annual director retainer. The status of the equity targets of the NEOs and directors and their holdings as at December 31, 2022 are as follows:

Name	Required ownership as multiple of annual base salary / retainer	Common Shares held	Share-settled Share Units held	DSUs held	Total holdings	Target met, or deadline for meeting target
NEOs
Jorge Ganoza Durant	3x	2,068,131	782,383	Nil	2,850,514	Met
Luis Ganoza Durant	2x	688,885	288,925	Nil	977,810	Met
Cesar Velasco	1x	10,500	71,080	Nil	81,580	Sept. 1, 2026
Paul Weedon	1x	13,115	110,698	Nil	123,813	Met
Eric Chapman	1x	138,238	181,003	Nil	319,241	Met
Paul Criddle(1)	N/A

Directors
David Laing	3x	74,150	Nil	120,215	194,365	Met
Mario Szotlender	3x	171,700	Nil	296,083	467,783	Met
David Farrell	3x	15,000	Nil	269,471	284,471	Met
Alfredo Sillau	3x	36,502	Nil	104,728	141,230	Met
Kylie Dickson	3x	3,500	Nil	96,163	99,663	Met
Kate Harcourt	3x	Nil	Nil	24,955	24,955	July 2, 2026
Salma Seetaroo	3x	Nil	Nil	11,083	11,083	June 27, 2027

Note:

1.	Mr. Criddle resigned as Chief Operating Officer, West Africa on September 30, 2022.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance Page | C- 15

Diversity

The Board adopted in 2015 a Diversity Policy which promotes diversity in the workplace by respecting and appreciating differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. At Fortuna, we respect and value the perspectives, experiences, cultures and essential differences that our Board, management and employees possess.

The Company currently has no executive officers who are women, and has three female directors (37.5% of the Board). Kylie Dickson was appointed to the Board in August 2017, Kate Harcourt was appointed to the Board in July 2021 and Salma Seetaroo was appointed to the Board in June 2022. Women comprise 43% of non-management directors and 50% of independent directors on the Board.

Age
>61
25%
<50
25%
51-60
50%

Gender
Female
38%
Male
62%

Tenure
>10
years
25%
1 to 5
years
50%
6 to 10 years
25%

Residency
Africa
13%
Europe
13%
Canada
37%
Latin America
37%

The Board considers gender diversity an important element in the achievement of its diversity initiatives. The Board does not have a fixed quota for the selection of its candidates. In 2021, the Board committed to have a composition of 30% female directors as independent directors by the time of this Meeting. The Board has achieved this commitment.

In March 2021, the Charter of the CG&N Committee was amended to reflect that at least one member of the Committee shall be a woman.

We strive to meet or exceed all reasonable stakeholder expectations and to be the company of choice as a great place to work. We are successful at both because we recruit, retain, reward and develop our people based upon their abilities and contributions. Fortuna does not condone engagement in actions that would violate any anti- discrimination, equal employment or other laws and regulations.

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Among the various dimensions of diversity, the Company is focusing on gender. In the locations where the Company operates, mining has traditionally been seen as a male occupation. The Company is seeking to destigmatize the sector and promote the participation of women, to generate shared value for the Company and society. The Company has included key performance indicators and targets for the representation of women in the labor force and management in its five-year sustainability plan.

The Board is committed to fostering a diverse workplace environment where:

•	individual differences and opinions are heard and respected;

•	employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and

•	inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed and eliminated.

The Board proactively monitors company performance in meeting the standards outlined in the Diversity Policy. In particular, the Board uses a skills matrix to assess the strengths and adequacy of existing Board members, as well as to assist with the evaluation of any new director candidates. See "Director Tenure and Skills" below.

Director Tenure

There are no term limits for directors and the Company does not have a retirement policy for directors. The Board believes that the need to have experienced directors who are familiar with the business of the Company must be balanced with the need for renewal, fresh perspectives and a healthy skepticism when assessing management and its recommendations. The Board has a formal assessment process that evaluates the performance of the Board and its committees and the skills and contribution of each director. The Company has not adopted director term limits at this time on the basis that the imposition of such limits discounts the value of experience and continuity amongst board members.

Such limits create a risk of excluding experienced and valuable board members as a result of an arbitrary determination based on fixed criteria that may not best serve the interests of shareholders. The Board believes that other mechanisms of ensuring board renewal, such as the Company's formal assessment program, are adequate for ensuring that the Company maintains a high performing Board. See pages C-18 and C-19 for details regarding the skills matrix used by the Board to assess the strengths and adequacy of the Company's directors. The current Board composition reflects a good balance of directors with knowledge of the history of the Company together with recent appointees who contribute by fresh ideas and perspective.

The following table illustrates an appropriate degree of director turnover while maintaining Board continuity and experience:

Director	Approximate Years
Jorge Ganoza Durant	18
Mario Szotlender	14
David Farrell	9
David Laing	6
Alfredo Sillau	5
Kylie Dickson	5
Kate Harcourt	2
Salma Seetaroo*	1
Overall Average: Independent Directors Average:	7.5 4.7

*Ms. Seetaroo was appointed as a director on June 27, 2022.

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Succession Planning

Succession planning in key leadership positions is important to ensure the stability and continuity of the Company’s business. The CG&NC Committee is responsible for reviewing the Company´s succession plan for the CEO and other key executives on an annual basis, in accordance with the Company’s Succession Policy.

Each of our Country Heads is responsible for reviewing and presenting succession plans for key leadership positions in each subsidiary on an annual basis to management of the Company and the Board.

Succession plans include contingency plans for emergency replacements, as well as near-term and long-term successors for key management positions, and is also recommended for those positions where there is a critical need to ensure continuity of talent. All such positions are identified through the talent management process.

Succession planning is a key responsibility of management. The Human resources department partners with management to facilitate the process.

Director Attendance Record

The table below summarizes the number of Board and committee meetings attended by each director during 2022:

Director	Board	Independent Directors	Audit Committee	CG&N Committee	Compensation Committee	Sustainability Committee	Overall Attendance
Jorge Ganoza Durant	7 of 7						100%
Mario Szotlender	7 of 7					5 of 5	100%
David Farrell	7 of 7	7 of 7	5 of 5	3 of 3	3 of 3		100%
David Laing	7 of 7	7 of 7			3 of 3	5 of 5	100%
Alfredo Sillau	7 of 7	7 of 7	5 of 5	3 of 3	3 of 3		100%
Kylie Dickson	7 of 7	7 of 7	5 of 5	3 of 3			100%
Kate Harcourt	7 of 7	7 of 7				5 of 5	100%
Salma Seetaroo*	4 of 4	4 of 4					100%

*Ms. Seetaroo was appointed as a director on June 27, 2022.

Director Skills and Areas of Expertise

The following skills matrix describes the particular skills and experience that are considered as integral to the Board performance. This matrix is used by the CG&N Committee and the Board to assess the strengths and adequacy of the composition of existing Board members, as well as to assist with the evaluation of any new director candidates.

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Skills and Experience	Jorge Ganoza Durant	Mario Szotlender	David Farrell	David Laing	Alfredo Sillau	Kylie Dickson	Kate Harcourt	Salma Seetaroo	Total (of 8)
Strategy and Leadership: Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple projects, and having comfort with current principles of risk management.	✓	✓	✓	✓	✓	✓	✓	✓	8
Operations and Exploration: Experience with the operations of a leading mining company, including exploration activities, having a focus on safety, the environment and operational excellence.	✓	✓		✓		✓			4
Risk Management: Knowledge of risk management principles and practices, an understanding of the key risk areas that a company faces, and an ability to identify, assess, manage and report on key risk controls and exposures	✓	✓	✓	✓	✓	✓	✓	✓	8
Corporate Governance: Understands the fiduciary, legal and ethical responsibilities of the Board, particularly issues surrounding conflicts of interest, corporate opportunity and insider trading.	✓	✓	✓	✓	✓	✓	✓	✓	8
Metals and Mining: Knowledge of the mining industry, markets, international regulatory environment and stakeholder management.	✓	✓	✓	✓	✓	✓	✓	✓	8
Safety, Sustainability and ESG: Demonstrable understanding of key environmental impacts for a mining company in multiple jurisdictions, including climate change risks and opportunities, sustainable development, workplace health and safety, social performance, license to operate, community engagement, human rights and governance of these matters.	✓	✓		✓			✓	✓	5
Finance: Experience in the areas of finance, investment and/or mergers and acquisitions.	✓	✓	✓	✓	✓	✓	✓	✓	8
Human Capital Management: Knowledge of sustained succession planning and talent development and retention programs, including executive compensation.	✓	✓	✓	✓	✓	✓	✓	✓	8
Financial Literacy: Ability to understand financial statements that present the breadth and level of complexity of accounting issues that are typical in a mining company.	✓	✓	✓	✓	✓	✓	✓	✓	8
International Business: Experience working in a major organization that carries on business in multiple jurisdictions, including exposure to a range of governmental, cultural and regulatory requirements.	✓	✓	✓	✓	✓	✓	✓	✓	8
Spanish/French Language: Fluency in reading and speaking Spanish or French.	✓	✓		✓	✓			✓	5
Diverse Perspectives: Including gender, geographical location, cultural background.	✓	✓		✓	✓	✓	✓	✓	7

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance Page | C- 19

APPENDIX "A"

Board Mandate

INTRODUCTION

National Policy 58-201, Corporate Governance Guidelines, and National Instrument 58-101, Disclosure of Corporate Governance Practices, mandate corporate governance policies for reporting issuers and provide the framework for disclosure of these policies to the public.

The Board of Directors of the Company (the “Board”) considers good corporate governance to be essential to the fiduciary obligations of the directors to its shareholders and integral to the ongoing good management and development of the Company, and in this connection has developed this Mandate.

COMPOSITION OF THE BOARD

The Board has determined that in order to effectively manage the Company's affairs, the Company requires between five and nine directors, the majority of whom shall be independent.

MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors meets in person at least once per year. The Board also holds additional scheduled and unscheduled meetings by telephone conference call from time to time as business needs require. The quorum necessary for the transaction of business at a Board meeting shall be a majority of the directors. During the course of a directors’ meeting, if they deem it appropriate, the independent directors may meet in camera, and in any eventthe independent directors will meet by themselves at least four times per year.

MANDATE

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with the British Columbia Business Corporations Act; the Company’s Articles; the Company’s Code of Business Conduct and Ethics; the Mandate of the Board, the charters of the Board’s committees, and other applicable laws and policies. The Board approves significant decisions that affect the Company before they are implemented. As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

a.	Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company's constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b.	Strategic Planning

The Board monitors the Company’s strategic planning process, including the opportunities and risks of the business. The senior officers of the Company (“Management”) present materials relating to the strategic plan to the Board periodically throughout the year on current and proposed operations of the Company. The Board reviews the plan to assess its strengths, weaknesses and overall results so that the plan can be adjusted in a timely manner.

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c.	Dealing with Risks

The Board, in its assessment of the strategic plan, reviews principal risks and considers management’s plans to monitor and manage risk. The principal risks to the Company have been identified as risks relating to the environment, social, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that exploration, development and mining activities are inherently risky. Management assists the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed. The Board may from time to time appoint Management members, board members or advisors to assist in assessing different risks.

d.	Succession Planning

The Corporate Governance and Nominating Committee annually identifies key individuals of the Company and, in consultation with Management, determines how to replace such individuals should the need arise. Management is assigned the responsibility of training and advising new persons of the Company's policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of Management.

e.	Disclosure Policy

The Disclosure Policy governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

f.	Internal Control and Management Information Systems

The effectiveness and integrity of the Company's internal control and management information systems contribute to the effectiveness of the Board and the Company. The Board, through its audit committee, oversees and monitors internal control and management information systems.

g.	Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee which has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices. The Corporate Governance and Nominating Committee is also responsible for identifying and recommending to the Board individuals qualified to become new board members.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Corporate Governance and Nominating Committee.

h.	Feedback

The Company’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i.	Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill. The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member. Directors are responsible for reviewing meeting materials in advance of the meeting.

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POSITION DESCRIPTIONS

The Board has developed position descriptions for the Chair of the Board and the Chair of each Board Committee.

The Board and the CEO have developed a position description for the CEO, including the corporate objectives that the CEO is responsible for meeting. The Compensation Committee is responsible for reviewing and making recommendations to the Board regarding those specific goals and objectives relevant to CEO compensation.

ORIENTATION AND CONTINUING EDUCATION

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding the role of the Board and its committees, and the nature and operation of the Company’s business. Each new director is provided with a copy of the Corporate Governance Manual, which contains the Company’s policies and provides a comprehensive introduction to the Board and its committees. Based on the individual skill set and professional background of each new director, the Chair determines what orientation to the nature and operation of the Company’s business will be necessary and relevant to each new director.

The Board ensures that proposed directors are able to devote sufficient time and energy to being a director of the Company. The Board provides continuing education opportunities for all the directors so that directors may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current. The Board takes the following measures to provide continuing education for its directors in order that they maintain the skill and knowledge necessary for them to meet their obligations as directors:

a.	The Corporate Governance Manual is reviewed by the Board annually and any revisions thereto are given to each director.

b.	The Board may request from Management technical or other presentations focusing on a particular property or issue. The Q&A portions of these presentations are a valuable learning resource for non- technical directors.

c.	As requested, site visits to the Company’s mines and projects.

CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a written code of business conduct and ethics (the “Code”) applicable to directors, officer, employees and consultants (“Company Personnel”) of the Company. The Code sets standards designed to promote integrity and deter wrongdoing. As required by securities legislation, the Code has been filed on SEDAR.

The Board is responsible for monitoring compliance with the Code. Company Personnel are instructed to report instances of non-compliance with the Code to the Chair of the Corporate Governance and Nominating Committee.

NOMINATION OF DIRECTORS

The Corporate Governance and Nominating Committee is responsible for identifying individuals and recommending to the Board those qualified to become new board members. New nominees must have a track record in general business management, experience in an area of strategic interest to the Company, the ability to devote the time required and a willingness to serve.

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The Board adheres to the following process, with the input and advice of the Corporate Governance and Nominating Committee, prior to nominating or appointing individuals as directors:

a.	The Board determines the appropriate size of the Board, with a view to facilitating effective decision- making.

b.	The Board considers what competencies and skills the Board as a whole should possess. In doing so, the Board also considers the needs of each committee.

c.	The Board assesses what competencies and skills each existing director possesses.

d.	In accordance with the Company’s Diversity Policy, the Board considers diversity when reviewing potential candidates for appointment to the Board.

COMPENSATION

The Board has appointed a Compensation Committee which is responsible for reviewing and making recommendations to the Board regarding the CEO’s compensation, evaluating the CEO’s performance, making recommendations to the Board with respect to CFO and director compensation, bonus plans for Management and key employees, incentive-compensation plans and equity-based plans, and reviewing executive compensation disclosure in advance of the disclosure becoming public.

The vesting period, if any, applicable to stock options and other stock-based compensation will be determined by the Board.

REGULAR BOARD ASSESSMENTS

The Corporate Governance and Nominating Committee assesses on an annual basis the required competency and skill required by the Board and its committees.

The Board, its committees and each individual director will be assessed on an annual basis regarding his, her or its effectiveness and contribution. Such assessment should consider:

a.	In the case of the board or a committee, its mandate or charter, and

b.	In the case of an individual director, the applicable position description (if any), and the competencies and skills each individual director is expected to bring to the Board.

The Corporate Governance and Nominating Committee reports its assessments to the Board on an annual basis.

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